Exhibit 1
Commonwealth Bank of Australia
ABN 48 123 123 124
This U.S. version of the Profit Announcement for the half year ended 31 December 2006 (with U.S. GAAP reconciliation) has been prepared for filing with the U.S. Securities and Exchange Commission.

Results for announcement to the market (1)
Report for the half year ended 31 December 2006	$M

Revenues from ordinary activities	Up 13% to $16,324
Profit (loss) from ordinary activities after tax attributable to members	Up 10% to $2,191
Net profit (loss) for the period attributable to members	Up 10% to $2,191
Dividends (distributions)
Interim Dividend – fully franked (cents per share)	107
Record date for determining entitlements to the dividend	23 February 2007

(1)	ASX Rule 4.2.C.3
Refer to Appendix 13 ASX Appendix 4D for disclosures required under ASX listing Rules on page 87.
This report should be read in conjunction with the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006 and the Bank’s reports on Form 6-K filed with the U.S. Securities and Exchange Commission (SEC) and available via the SEC’s website at http://www.sec.gov

Important Dates for Shareholders

Interim Result and Interim Dividend Announcement	14 February 2007
Ex-dividend Date	19 February 2007
Record Date	23 February 2007
Interim Dividend payment Date	5 April 2007
Full Year Results and Final Dividend Announcement	15 August 2007
Ex-dividend Date	20 August 2007
Record Date	24 August 2007
Final Dividend Payment Date	5 October 2007
Annual General Meeting	7 November 2007

Except where otherwise stated, all figures relate to the half year ended 31 December 2006 and comparatives to the half year ended 30 June 2006. The term “prior comparative period” refers to the half year ended 31 December 2005, while the term “prior half” refers to the half year ended 30 June 2006, unless otherwise stated. The term “Bank” refers to the Commonwealth Bank of Australia and the term “Group” refers to the Bank and its consolidated subsidiaries. The terms “$” and “A$” refer to Australian dollars, while ”US$” refers to US dollars. Other terms used in this Profit Announcement are defined in Appendix 17 Definitions.

Special Note Regarding Forward-Looking Statements	3

Financial Information Definitions	4

Critical Accounting Policies and Estimates	5

Highlights	8

Banking Analysis	11

Funds Management Analysis	21

Insurance Analysis	24

Shareholder Investment Returns	27

Liquidity and Capital Resources	27

Off-Balance Sheet Arrangements	27

Directors’ Report	28

Financial Statements	29

Notes to the Financial Statements	35

Directors’ Declaration	70

Appendices	71
2   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Special Note Regarding Forward-Looking Statements
Certain statements under the captions “Highlights”, “Banking Analysis”, “Funds Management Analysis”, “Insurance Analysis”, “Shareholder Investment Returns” and elsewhere in this Profit Announcement constitute ‘forward-looking statements’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including economic forecasts, assumptions, business and financial projections, involve known and unknown risks, uncertainties and other factors. These factors may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include demographic changes, changes in competitive conditions in Australia, New Zealand, Asia, the United States or the United Kingdom, changes in the regulatory structure of the banking, life insurance and funds management industries in Australia, New Zealand, the United Kingdom or Asia, changes in political, social, credit and economic conditions in Australia or New Zealand, legislative proposals for reform of the banking, life insurance and funds management industries in Australia, and various other factors beyond the Group’s control that may also affect the performance of the Group. Given these risks, uncertainties and other factors, investors are cautioned not to place undue reliance on such forward looking statements.
Details on significant risk factors applicable to the Group are detailed on page 14 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   3

Financial Information Definitions
In addition to discussing the Australian equivalent to International Financial Reporting Standards (“AIFRS”) in this profit announcement, certain “non-GAAP financial measures” of the financial performance and results of the Group (as defined in SEC Regulation G) are included. These non-GAAP financial measures are not calculated in accordance with either AIFRS or US GAAP and are described below. This profit announcement contains reconciliations of these non-GAAP financial measures to our financial results prepared in accordance with AIFRS.
In this profit announcement, the Group presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with AIFRS. The Group also presents its results on a “cash basis”. “Cash basis” is defined by management as net profit after tax and minority interests, before treasury share valuation adjustments, defined benefit superannuation plan expense and one-off AIFRS hedging mismatch (refer to Note 2 to the Financial Statements, page 36). Management believes “cash basis” is a meaningful measure of the Group’s performance and provides the basis for the determination of the Bank’s dividends.
The Group presents certain results after adjusting for the impact of the sale of the Hong Kong Insurance Business – in relation to the profit on sale of that business, and the ongoing result of the insurance operations after excluding the financial results of the Hong Kong Insurance Business. Management believes presentation of results after these adjustments provides a more meaningful measure of the Group’s ongoing performance since the Hong Kong Insurance Business is no longer part of the Group’s business operations.
The Group also presents its earnings per share on a statutory basis and on a cash basis. Earnings per share on a statutory basis are affected by the impact of changes in the treasury share valuation adjustments, defined benefit superannuation plan expense, and the one-off AIFRS hedging mismatch. “Earnings per share (“cash basis”) is defined by management as net profit after tax and minority interests, before treasury share valuation adjustments, and defined benefit superannuation plan expense, and the one-off AIFRS hedging mismatch, divided by the weighted average of the Bank’s ordinary shares outstanding over the relevant period. This measure shows the “cash basis” net profit after tax, as described above, per share.
The Group presents its dividend payout ratio on a statutory and cash basis. The dividend payout ratio is calculated by dividing the dividends paid on ordinary shares by the net profit after tax (“statutory basis”), net of dividends on other equity instruments. The dividend payout ratio (“cash basis”) is calculated by dividing the dividends paid on ordinary shares by the net profit after tax (“cash basis”), net of dividends on other equity instruments. Similarly, the Group presents “Dividend cover – statutory”, which is net profit attributable to members of the Bank after dividends on other equity instruments divided by dividends on ordinary shares for the financial year, and “Dividend cover – cash”, which is net profit attributable to members of the Bank (“cash basis”) after dividends on other equity instruments divided by dividends on ordinary shares for the financial year. These ratios are provided on both a statutory and cash basis since net profit after tax, the primary component of these ratios, is also presented on a statutory and cash basis, for the reasons described above.
The Group presents an Adjusted Common Equity ratio (the “ACE ratio”). The ACE ratio is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating and is calculated in accordance with Standard & Poor’s methodology. The ACE ratio has been provided in response to an increased focus by equity analysts on this measure and to permit comparability by investors with other financial institutions. For the Group’s calculation of the ACE ratio refer to Appendix 8: Capital Adequacy.
4   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Critical Accounting Policies and Estimates
Critical Accounting Policies and Estimates
The accounting policies followed in this Financial Report are the same as those applied in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006, refer to Note 1 for a summary of the Group’s significant accounting policies. Certain of these policies are considered to be more important in the determination of the Group’s financial position, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by a Committee of the Board.
These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and pensions, and determining whether certain entities should be consolidated. An explanation of these policies and the related judgements and estimates involved is set out below.
Provisions for Impairment
Provisions for impairment are raised where there is objective evidence of impairment and at an amount adequate to cover assessed credit-related losses.
Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.
Individually Assessed Provisions
Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.
Individually assessed provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken and are measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
Individually assessed provisions (in bulk) are also made against statistically managed segments to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against credit risks identified in specific segments in the credit risk rated portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.
Individually assessed provisions are provided for from the collective provision.
Collective Provision
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment.
The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The evaluation process is subject to a series of estimates and judgements.
In the credit risk rated segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.
In the retail statistically managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered.
In addition, management considers overall indicators of portfolio performance, quality and economic conditions.
Changes in these estimates could have a direct impact on the level of provision determined.
The amount required to bring the collective provision to the level assessed is taken to the Income Statement as set out in Note 6 to the Financial Statements.
Life Insurance Policyholder Liabilities
Life insurance policyholder liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.
The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:
•	Business assumptions including:
•	Amount, timing and duration of claims/policy payments;

•	Policy lapse rates; and

•	Acquisition and long term maintenance expense levels;
•	Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and

•	Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.
The determination of assumptions relies on making judgements on variances from long-term assumptions. Where experience differs from long term assumptions:
•	Recent results may be a statistical aberration; or
•	There may be a commencement of a new paradigm requiring a change in long term assumptions.
The Group’s actuaries arrive at conclusions regarding the statistical analysis using their experience and judgement.
Additional information on the accounting policies and the key actuarial assumptions can be found in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Consolidation of Special Purpose Entities
The Group assesses whether a special purpose entity should be consolidated based on the risks and rewards of each entity and whether the majority of such risks and rewards pass to the Group. Such assessments are predominately required in the context of the Group’s securitisation program and structured transactions.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   5

Critical Accounting Policies and Estimates
Pensions
The Group sponsors a range of superannuation plans for its employees world wide. The Group’s US GAAP disclosures of these plans are set out in Note 16 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006. The Group expects the financing of these defined benefit plans will not materially affect its 2006/2007 cashflows.
The critical economic assumptions adopted to determine the defined benefit superannuation expense are the return on asset and discount rate assumptions.
The return on asset assumption is determined as the weighted average of the long term expected returns of each asset class, where the weightings are the benchmark asset allocations of the assets backing the defined benefit risks. The return on assets assumption for 2006/2007 is 8.25% pa (after tax).
A one percent increase in the return on assets assumption for the Officers’ Superannuation Fund (“OSF”) would decrease the Group’s 2006/2007 pension expense by $44 million (pre-tax) whilst a one percent decrease in the return on assets assumption would increase the 2006/2007 pension expense by $44 million (pre tax).
To align the reporting of the Group’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirements of AIFRS, effective from 30 June 2004, the discount rate assumption is based on the yield on 10 year Australian government securities. The discount rate assumptions will vary in line with market movements in the yield on 10 year Australian government securities. The discount rate assumption at 30 June 2006 was 5.8% pa. Under US GAAP, the fund liabilities are next determined at 30 June 2007.
A one percent increase in the discount rate assumption for the OSF would affect the Group’s AIFRS staff superannuation disclosures as follows:
•	Decrease the 30 June 2006 fund liabilities by $400 million (pre tax);
•	Increase the 2006/2007 pension expense by $8 million (pre tax);
•	Correspondingly, a one percent decrease in the discount rate assumption for the OSF would affect the Group’s AIFRS staff superannuation disclosures as follows;
•	Increase the 30 June 2006 fund liabilities by $501 million (pre tax); and
•	Decrease the 2006/2007 pension expense by $6 million (pre tax).
International Financial Reporting Standards
On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (“AIFRS”). This was in line with the conversion deadline set out by the Financial Reporting Council of Australia.
Descriptions of the key AIFRS issues are set out in Note 1 (nn) of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
6   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Critical Accounting Policies and Estimates
Significant US GAAP adjustments
For US GAAP reporting purposes a number of adjustments are required (see Note 18 to the Financial Statements) to reconcile AIFRS reported net profit, Shareholders’ Equity and total assets to US GAAP reported information. The more significant of these are;
•	Derivatives – The Group does not seek to apply the hedge accounting rules applicable under US GAAP to all of the transactions for which hedge accounting has been applied under AIFRS. Therefore, many of the derivative hedges under AIFRS do not comply with the specific hedge criteria of US GAAP. In any given period this may result in a significant difference between reported profit under AIFRS and Net Income under US GAAP. The difference for the half year 31 December 2006 was an increase in Net Income of $1,053 million, and the difference for the half year ended 31 December 2005 was a decrease in Net Income of $983 million;
•	Deconsolidation of Qualifying Special Purpose Entities (“QSPE”) - under AIFRS, entities are consolidated or deconsolidated based on whether majority voting rights are held, or exposure to rates and benefits. Under US GAAP the consolidation or deconsolidation of entities is subject to assessment under a different framework, which for securitisation of assets depends on an entity’s status as a “QSPE”. Certain entities consolidated under AIFRS have been deconsolidated under US GAAP, due to their status as QSPEs. The difference for the half year ended 31 December 2006 was a decrease in assets of $10,742 million (2005:$9,547 million).
•	Life insurance – The methodology used for calculating life insurance and deferred acquisition costs is different under US GAAP compared to AIFRS (results in a $6 million increase in Net Income for the half year ended 31 December 2006, $2 million increase in Net Income for the half year ended 31 December 2005);
•	Pensions – Under AIFRS the Group recognises movements in actuarial gains and losses directly in retained earnings, whereas under US GAAP the Group selected the “corridor” approach for their recognition in profit (results in a nil impact to Net Income for the half year ended 31 December 2006 and $1 million decrease in Net Income for the half year ended 31 December 2005).
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   7

Highlights
Financial Performance and Business Review
Performance Highlights

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Net Profit after Income Tax	2,191	1,929	1,999
The Group’s net profit after tax (“statutory basis”) for the half year ended 31 December 2006 was $2,191 million, representing an increase of 14% on the prior half, and 10% on the prior comparative period.
The net profit after tax (“cash basis”) increased 14% on the prior half to $2,271 million, and 19% on the prior comparative period (excluding the profit on the sale of the Hong Kong Insurance Business of $145 million).
The Group’s Return on Equity has improved by 120 basis points on the prior half to 21.0% and by 10 basis points on the prior comparative period.
This was a strong result for the Group and reflects the Group’s focus on profitable product segments. The result was underpinned by:
•	Strong growth in banking income, following growth in average interest earning assets of 9% to $307 billion since June 2006 and of 15% since December 2005, offset by net interest margin contraction of seven basis points since June 2006 and 17 basis points since December 2005;
•	Growth in Funds under Administration of 11% to $168 billion on the prior half and 22% on the prior comparative period, supported by the continuing trends of both strong flows into the FirstChoice platform and strength in investment markets;
•	Growth in planned profit margins and shareholder investment returns in the Insurance Business compared to both the prior half and prior comparative periods, as discussed on pages 24-27;
•	Strong credit quality across all lending portfolios; and
•	Operating expense growth of 4% on the prior half and 6% on the prior comparative period. Importantly, productivity improvements have enabled increased investment in the businesses including a significant investment in customer service staff.
The Group’s net profit after tax (“statutory basis”) for the half year was $2,191 million. The statutory result includes the impact of the following three non-cash items, which arose due to the requirements of Australian equivalents to International Financial Reporting Standards (“AIFRS”):
•	Defined benefit superannuation plan income/(expense) which relates to the recognition of surplus superannuation fund assets ($4 million income);
•	Treasury shares valuation adjustment which reflects the appreciation of the Bank’s own shares held in the life insurance statutory funds ($38 million expense); and
•	One off AIFRS mismatch, a one off non-cash expense of $46 million which arose as a result of the expiry of a hedging transaction. The offsetting gain was recognised as an adjustment to opening retained earnings on the adoption of AIFRS on 1 July 2005. No economic loss has been incurred by the Group. Refer to Note 2 Income from Ordinary Activities, page 36 for more information.
Dividends
The interim dividend for the year is $1.07 per share, an increase of 13 cents or 14% on the prior comparative period, representing a dividend payout ratio (“statutory basis”) for the half year of 63.8%, and a dividend payout ratio (“cash basis”) for the half year of 61.5%.
The dividend payment is fully franked and will be paid on 5 April 2007 to owners of ordinary shares at the close of business on 23 February 2007 (“record date”). Ordinary shares will be quoted ex–dividend on 19 February 2007.
The Group issued $300 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2005/06.
Outlook
The discussion below includes forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
The Australian economy has maintained a good level of growth during the first half of the 2007 fiscal year. Looking forward, growth is likely to remain below the levels experienced in recent years due to capacity constraints and the impact of the drought on the economy. Business credit growth remains solid and consumer spending has been resilient in a rising interest rate environment.
The Australian financial services industry continues to be highly competitive.
The Group has maintained good earnings and strong credit quality over the first six months of the 2007 financial year. Given the positive economic outlook and the diversity of the income streams, the Group believes it remains on track to deliver cash EPS growth which meets or exceeds the average of its peers.
8   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Highlights

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Group Performance Summary	$M	$M	$M	Jun 06%	Dec 05%

Net interest income	3,485	3,259	3,255	7	7
Other banking income	1,678	1,591	1,445	5	16

Total Banking Income	5,163	4,850	4,700	6	10
Funds management income	893	828	715	8	25
Insurance income	382	356	386	7	(1)

Total Operating Income	6,438	6,034	5,801	7	11
Shareholder investment returns	85	37	64	large	33
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	—

Total Income	6,523	6,071	6,010	7	9
Operating expenses	3,144	3,027	2,967	(4)	(6)
Loan impairment expenses	195	210	188	7	(4)

Net Profit Before Income Tax	3,184	2,834	2,855	12	12
Corporate tax expense (1)	900	829	776	(9)	(16)
Minority interests (2)	13	13	18	—	28

NPAT (“cash basis”) (3)	2,271	1,992	2,061	14	10
Defined benefit superannuation plan income/(expense)	4	(6)	(19)	large	large
Treasury shares valuation adjustment	(38)	(57)	(43)	33	12
One off AIFRS mismatch	(46)	—	—	—	—

NPAT (“statutory basis”)	2,191	1,929	1,999	14	10

Represented by:
Banking	1,867	1,638	1,589	14	17
Funds management	235	222	188	6	25
Insurance	169	132	139	28	22

Cash NPAT excluding the sale of the Hong Kong Insurance Business	2,271	1,992	1,916	14	19
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	—

NPAT (“cash basis”) (3)	2,271	1,992	2,061	14	10

(1)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (31 December 2006: $138 million, 30 June 2006: $130 million, and 31 December 2005: $201 million).

(2)	Minority interests includes preference dividends paid to holders of preference shares in ASB Capital.

(3)	Refer to Appendix 17: Definitions, page 95.

	Half Year Ended
				Dec 06 vs	Dec 06 vs
Shareholder Summary	31/12/06	30/06/06	31/12/05	Jun 06%	Dec 05%

Dividends per share – fully franked (cents)	107	130	94	(18)	14
Dividend cover – statutory (times)	1.6	1.2	1.7	n/a	n/a
Dividend cover – cash (times)	1.6	1.2	1.7	n/a	n/a
Earnings per share (cents) (1)
Statutory basis – basic	169.6	151.1	157.1	12	8
Cash basis – basic	174.7	154.9	160.9	13	9
Cash basis – basic excluding the sale of the Hong Kong Insurance Business	174.7	154.9	149.5	13	17
Dividend payout ratio (%)
Statutory basis	63.8	86.5	60.6	large	320bpts
Cash basis	61.5	83.7	58.8	large	270bpts
Weighted average no. of shares – statutory basic (M) (1)	1,276	1,277	1,273	—	—
Weighted average no. of shares – cash basic (M) (2)	1,284	1,285	1,281	—	—
Return on equity – statutory (%)	21.0	19.8	20.9	120bpts	10bpts
Return on equity – cash (%)	22.3	20.8	21.7	150bpts	60bpts

(1)	For definitions refer to Appendix 17: Definitions, page 95.

(2)	Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed in Appendix 14: Analysis template, page 90.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   9

Highlights

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Balance Sheet Summary	$M	$M	$M	Jun 06%	Dec 05%

Lending assets (1)	286,814	266,096	254,947	8	12
Total assets	397,261	369,103	351,193	8	13
Total liabilities	374,774	347,760	331,343	8	13

Shareholders’ Equity	22,487	21,343	19,850	5	13

Assets held and FUA
On balance sheet:
Banking assets	367,250	340,254	321,477	8	14
Insurance funds under administration	21,040	20,792	21,217	1	(1)
Other insurance and internal funds management assets	8,971	8,057	8,499	11	6

	397,261	369,103	351,193	8	13

Off balance sheet:
Funds under administration (FUA)	146,622	130,721	115,757	12	27

Total assets held and FUA	543,883	499,824	466,950	9	16

(1)	Lending assets comprise Loans, Advances, and Other Receivables (gross of provisions for impairment and excluding securitisation) and bank acceptances of customers.

	Half Year Ended
				Dec 06 vs	Dec 06 vs
Key Performance Indicators	31/12/06	30/06/06	31/12/05	Jun 06%	Dec 05%

Banking
Net profit after tax (“statutory basis”) ($M)	1,825	1,632	1,570	12	16
Net interest margin (%)	2.22	2.29	2.39	(7)bpts	(17)bpts
Average interest earning assets ($M) (1)	306,868	282,553	267,169	9	15
Average interest bearing liabilities ($M) (1)	286,548	263,203	247,129	9	16
Expense to income (%)	45.6	47.4	48.1	4	5

Funds Management
Net profit after tax (“statutory basis”) ($M)	197	165	145	36	19
Operating income to average funds under administration (%)	1.13	1.14	1.10	(1)bpt	3bpts
Funds under administration – spot ($M)	167,662	151,513	136,974	11	22
Expense to average FUA (%)	0.71	0.72	0.70	1	(1)

Insurance
Net profit after tax (“statutory basis”) ($M)	169	132	284	28	(40)
Inforce premiums ($M)	1,412	1,223	1,216	15	16
Expense to average inforce premiums (%)	34.3	33.6	40.5	(2)	15

Capital Adequacy (2)
Tier One (%)	7.06	7.56	7.54	(50)bpts	(48)bpts
Total (%)	9.78	9.66	9.81	12bpts	(3)bpts
Adjusted Common Equity (%) (2)	4.70	4.50	5.00	20bpts	(30)bpts

(1)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Average Balances and Related Interest Page 73.

(2)	For additional information refer to Appendix 8, Capital Adequacy, pages 79 - 81.

Credit Ratings	Long–term	Short–term		Affirmed

Fitch Ratings	AA	F1	+	Dec 06
Moody’s Investor Services	Aa3	P-1		Dec 06
Standards & Poor’s	AA-	A-1	+	Dec 06

Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, suspended or withdrawn at any time.

The Group continues to maintain a strong capital position which is reflected in its credit ratings which remained unchanged for the half year. Additional information regarding the Bank’s capital is disclosed in Appendix 8, Capital Adequacy, pages 79 to 81.
10   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The half year net profit after tax (“statutory basis”) of $1,825 million for the Banking business increased 12% on the prior half and 16% on the prior comparative period.
The performance during the half year was driven by:
•	Continued strong volume growth in home loans, driven by the continued high demand for housing finance, up 7% since June 2006 to $166 billion, and up 10% since December 2005;
•	Improvement in business lending volumes, up 11% since June 2006 to $84 billion, and up 18% since December 2005 driven by the general business credit growth in the Australian market;
•	Australian deposit volume growth of 7%, since June 2006 to $161 billion, and 11% since December 2005 driven by the current interest rate environment;
•	Net interest margin decreased seven basis points over the half year and 17 basis points over the full year largely due to changes in asset and funding mix together with the impact of competition on the home loan and credit card portfolios;
•	Investment in front line staff and salary increases, offset by productivity increases, resulting in an operating expenses increase of 2% on the prior half and 4% on the prior comparative period;
•	Credit quality remaining strong.
More comprehensive disclosure of business highlights by key product category is contained on pages 15-20.
Net Interest Income
Net interest income increased by 7% on the prior half to $3,485 million and 7% on the prior comparative period. The growth was driven by a strong increase in average interest earning assets of 9% offsetting a seven basis point reduction in net interest margin for the prior half and a 17 basis points reduction for the prior comparative period.
Average Interest Earning Assets
Average interest earning assets increased by $24 billion on the prior half to $307 billion, reflecting an almost $20 billion increase in average lending interest earning assets and an over $4 billion increase in average non-lending interest earning assets. Average interest earning assets increased by $40 billion on the prior comparative period. The increases in both periods were primarily driven by home lending and term lending growth.
Home lending growth continued to be the largest contributor to the increase in average interest earning assets driven by the continued high demand for housing finance. Average home loan balances have increased by 7% since 30 June 2006 and 11% since December 2005.
Personal Lending average balances have increased by 7% since June 2006 and 10% since December 2005. This result has been driven by strong growth in margin loans. Credit card growth has been subdued largely due to the decision not to match the zero rate balance transfers offered by certain competitors.
Average balances for Business, Corporate and Institutional lending have increased 11% since June 2006 and 18% since December 2005 reflecting growth in structured finance and general business lending.
Net Interest Margin
Net interest margin of 2.22% decreased seven basis points on the prior half (decreased 17 basis points on the prior comparative period), comprising a three basis point decline due to growth in liquid assets and a four basis point contraction in core lending and deposits. At a summary level, the margin contraction is attributable to the Group’s strategy of pursuing profitable growth in a competitive environment. The strategy has driven changes in business mix by focusing on quality lending growth while foregoing growth in products with low long-term value creation.
Excluding the volatility associated with AIFRS (one basis point contraction on the prior comparative period only), the net interest margin contraction was due to:
Pricing: Changes driven by margin contraction within home loan lending (two and half basis points for the prior period, and five and a half basis points on the prior comparative period); business lending (four basis points on the prior comparative period); and credit cards (one and a half basis points on both periods).
Cash Rate: Deposit margin improvement for both the half year and prior comparative period has contributed a net increase of three basis points. This is partly offset by margin contraction due to the timing lag that arises on passing cash rate increases on to variable rate home loans (half basis point); the impact on credit card balances not bearing interest (half basis point); and the tightening of spreads due to the 90-day bill rate rising in anticipation of cash rate increases during the period (one basis point).
Funding mix: Average lending asset growth of 8% in the prior half (12% on prior comparative period) continued to outpace average retail deposit growth of 4% in the prior half (9% on prior comparative period). This resulted in a greater reliance on wholesale funding which has grown from 45% in both December 2005 and June 2006 to 46% in December 2006. This ongoing structural change in funding mix has resulted in a two basis point margin contraction over both the prior half and prior comparative period.
Lending Mix: Higher margin business lending has grown faster than lower margin home lending, resulting in a one basis point increase in margin over both the prior half and prior comparative period.
Liquid Assets: Average non lending assets have increased by over $4 billion on the prior half and $6 billion on the prior comparative period resulting in margin reduction of three basis points for the half and five basis points on the prior comparative period.
Additional information, including the average balance sheet, is set out on pages 73 to 74.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   11

Banking Analysis

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Key Performance Indicators	$M	$M	$M	Jun 06%	Dec 05%

Net interest income	3,485	3,259	3,255	7	7
Other banking income	1,678	1,591	1,445	5	16

Total Banking income	5,163	4,850	4,700	6	10
Operating expenses	2,354	2,298	2,260	(2)	(4)
Loan impairment expense	195	210	188	7	(4)

Net profit before income tax	2,614	2,342	2,252	12	16
Income tax expense	734	691	648	(6)	(13)
Minority interests	13	13	15	—	13

NPAT (“cash basis”)	1,867	1,638	1,589	14	17

Defined benefit superannuation plan income/(expense)	4	(6)	(19)	large	large
One off AIFRS hedging mismatch	(46)	—	—	—	—

NPAT (“statutory basis”)	1,825	1,632	1,570	12	16

Productivity and other measures

Net interest margin (%)	2.22	2.29	2.39	(7)bpts	(17)bpts
Expense to income (%)	45.6	47.4	48.1	4	5
Effective corporate tax rate (%)	28.1	29.5	28.8	140bpts	70bpts

Total Banking NPAT (“Statutory Basis”) (1)

Australian Retail Products	912	847	842	8	8
Business, Corporate and Institutional Products	762	617	589	24	29
Asia Pacific	202	186	184	9	10
Other	(51)	(18)	(45)	large	(13)

Total Banking NPAT (“Statutory Basis”)	1,825	1,632	1,570	12	16

(1)	During the current period certain balance sheet risk management operations have been merged within the Financial Markets product of the Business, Corporate and Institutional segment; and the methodology for overhead cost allocation between banking segments has been refined. Prior periods have been restated to allow comparability.
Other Banking Income

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Commissions	859	820	815
Lending fees	417	411	389
Trading income	306	261	244
Other income	159	138	37

	1,741	1,630	1,485
Non-trading derivatives	(63)	(39)	(40)

Other banking income	1,678	1,591	1,445

Other Banking Income
Factors impacting other banking income were:
•	Commissions: increased by 5% on both the prior half and the prior comparative period to $859 million, principally driven by increased home lending package fee income and continued strong brokerage commissions within CommSec;
•	Lending fees: increased by 1% on the prior half to $417 million and by 7% on the prior comparative period. The result was driven by growth in institutional lending offset by seasonal factors in other fee categories. Increases in establishment fees received due to lending volume growth no longer flow through other banking income; the benefit is instead received within net interest income over the life of the product under AIFRS;
•	Trading income was up 17% on the prior half and 25% on the prior comparative period to $306 million due to favourable market conditions and an increase in trading assets; and
•	Other income increased $21 million on the prior half and $122 million on the prior comparative period. The current half year includes $79 million due to the sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). The prior half year included $32 million received from the sale of equity in the Mastercard IPO.
12   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Banking Analysis
Operating expenses
Operating expenses within the Banking business increased by 2% on the prior half to $2,354 million and by 4% on the prior comparative period. Operating expenses were impacted by:
•	Average salary increases of 4% during the past twelve months reflecting labour market tightness and increases in other inflation-related expense;
•	Investment in front line staff, in both periods, supporting the banking operations with 577 new Australian retail customer service staff recruited since October 2005 together with the reintroduction of business bankers in the branches;
•	Continued investment in projects supporting the strategic priorities of the Bank, in both periods, (including customer service and business banking initiatives); partly offset by
•	IT efficiency savings and favourable timing differences in advertising and other spend, which occurred during the prior period.
Banking Expense to Income Ratio
Banking expense to income ratio improved from 47.4% for the half year ended June 2006 (and from 48.1% for the half year ended December 2005) to 45.6% in the current half representing a productivity improvement of 4% over the prior half and 5% over the prior comparative period. The improvement reflects strong income growth and good expense control, including IT efficiency savings.
Loan Impairment Expense
The total charge for loan impairments for the half year was $195 million, which represents 17 basis points of Risk Weighted Assets on an annualised basis. This expense is $15 million lower than the prior half reflecting continued improvement in the quality of the unsecured lending portfolio. When compared against the prior comparative period, this expense is $7 million higher due to increased write-offs in the unsecured lending portfolio.
Gross impaired assets were $338 million as at 31 December 2006, compared with $326 million at 30 June 2006 and $396 million at December 2005.
The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 364%, as at 31 December 2006.
Taxation Expense
The corporate tax charge for the half year was $734 million, an effective tax rate of 28.1%. This compares to tax of $691 million (29.5% effective tax rate) for the prior half and $648 million (28.8% effective tax rate) for the prior comparative period.
Provisions for Impairment Losses
Total provisions for impairment losses at 31 December 2006 were $1,230 million. The current level reflects:
•	The credit quality of the home lending and business lending portfolios; and
•	Improvement in the credit quality of the unsecured retail lending portfolio due to tightening of credit policies since 2004.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   13

Banking Analysis

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Total Banking Assets & Liabilities	$M	$M	$M	Jun 06%	Dec 05%

Interest earning assets
Home loans including securitisation	176,721	167,121	159,339	6	11
Less: securitisation	(10,754)	(12,607)	(9,124)	(15)	18

Home loans	165,967	154,514	150,215	7	10
Personal	18,237	17,228	15,967	6	14
Business and corporate	84,215	76,044	71,502	11	18

Loans, advances and other receivables (1)	268,419	247,786	237,684	8	13
Non lending interest earning assets	45,792	40,283	39,431	14	16

Total interest earning assets	314,211	288,069	277,115	9	13
Other assets (2)	53,039	52,185	44,362	2	20

Total assets	367,250	340,254	321,477	8	14

Interest bearing liabilities
Transaction deposits	36,070	35,771	33,641	1	7
Savings deposits	47,380	42,729	40,676	11	16
Investment deposits	72,188	67,364	67,462	7	7
Other demand deposits	24,892	20,325	19,573	22	27

Total interest bearing deposits	180,530	166,189	161,352	9	12
Deposits not bearing interest (3)	8,289	7,038	7,371	18	12

Deposits and other public borrowings	188,819	173,227	168,723	9	12
Other interest bearing liabilities	111,751	99,976	95,538	12	17

Total interest bearing liabilities	292,281	266,165	256,890	10	14
Securitisation debt issues	11,130	13,505	9,849	(18)	13
Non interest bearing liabilities	46,788	44,515	40,316	5	16

Total liabilities	350,199	324,185	307,055	8	14

Provisions for Impairment losses
Collective provisions	1,040	1,046	1,041	(1)	—
Individually assessed provisions	171	171	179	—	(4)

Total provisions for loan impairment	1,211	1,217	1,220	—	(1)
Other credit provisions	19	24	24	(21)	(21)

Total provisions for impairment losses	1,230	1,241	1,244	(1)	(1)

(1)	Gross of provisions for impairment which are included in Other assets.

(2)	Other assets include Bank acceptances of customers, provisions for impairment and securitisation assets.

(3)	Increase includes a short term funds flow of $380 million which reversed in January 2007, and a $450 million transfer following a product rationalisation program within ASB Bank.

	Half Year Ended
				Dec 06 vs	Dec 06 vs
Asset Quality	31/12/06	30/06/06	31/12/05	Jun 06%	Dec 05%

Risk weighted assets ($M)	234,569	216,438	202,667	8	16
Net impaired assets ($M)	167	155	217	8	(23)
Prudential general reserve for credit losses as a % of risk weighted assets	0.68	0.71	0.71	(3)bpts	(3)bpts
Individually assessed provisions for impairment as a % of gross impaired assets	50.6	52.5	45.2	(190)bpts	540bpts
Loan impairment expense as a % of risk weighted assets annualised	0.17	0.19	0.19	(2)bpts	(2)bpts

14   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Banking Analysis
Australian Retail
The Australian Retail product segment continued to perform strongly over the half year ended 31 December 2006, with profit after tax increasing by 8% on both the prior half and on the prior comparative period. The result was underpinned by revenue growth of 4% on both the prior half and on the prior comparative period, in a competitive business environment, expense management and continuing sound credit quality.
Business Review
Over the half year, good progress was made on a number of initiatives designed to improve the customer experience, to enable the Group to achieve its vision to be Australia’s finest financial services organisation through excelling in customer service. Highlights in the half year included:
•	The recruitment of a further 127 customer service staff, taking the number of new front line customer service positions established since October 2005 to 577;
•	A fresh approach to the recruitment, induction and training of new customer service staff, with greater emphasis placed on the service and sales skills of our people;
•	The continued reinvigoration of front line service and sales effort through global best practice techniques and processes;
•	The opening of new branches in selected growth areas, with new technology and design features delivering a better experience for customers;
•	The opening of 65 of the busiest branches for Saturday trading;
•	The ongoing revitalisation of the product range; and
•	The continued utilisation of the Group’s state-of-the-art customer management system, CommSee, to improve sales productivity and customer service.
As a result of these and other actions, there have been some encouraging improvements in a range of customer service and people engagement measures, including;
•	Customer satisfaction levels have improved from 75.1% to 80.0% since June 2006 (Source: AC Nielsen, Financial Institution Customer Monitor (Q3) September 2006 survey); and
•	Improving trends in key measures of staff engagement, including absenteeism and time lost through injury.
Home Loans
Home loan revenue increased by 4% on the prior half. Net interest income grew by 3% on the prior half, with strong average balance growth of 4% partially offset by lower margins. Similarly home loan revenue increased by 3% on the prior comparative period. Net interest income grew by 2% with strong average balance growth of 11% partially offset by lower margins. Margin compression in the period was largely due to mix changes relating to a higher proportion of lower margin package and fixed rate lending. Fixed rate margins were compressed by yield curve changes in the periods leading up to the August and November cash rate rises. Fee revenue growth was solid, underpinned by good fee income from bundled products.
Some market share has been ceded over the period, largely to smaller players generating a greater proportion of their business through the broker distribution channel. There has been some dampening in consumer demand following rises in official interest rates, particularly in the first home buyer and investor housing segments.
Consumer Finance (Personal Loans and Credit Cards)
Total income in the Consumer Finance portfolio was 3% lower on the prior half and flat on the prior comparative period, with the prior half including $32 million received from the sale of equity in the MasterCard IPO. Excluding this, income growth was 2% on the prior half. Credit card income has come under pressure in an increasingly price-driven market, characterised by zero/low rate balance transfer offers and strong growth in the low rate card segment. The Bank’s low-rate credit card (“Yellow”) continues to meet strong customer demand, with over 174,000 accounts opened since launch in March 2006.
Retail Deposits
Retail deposits include all Australian retail customer transaction and savings accounts and other demand deposits. Deposit revenue increased 6% on both the prior half and prior comparative period, driven by a combination of strong volume growth and improved margins in a rising interest rate environment.
Deposit balances grew by 6% on the prior half to $97 billion, and 8% over the prior comparative period. Increased inflows were recorded in a range of products, including Transaction Accounts, NetBank Saver and Term Deposits. NetBank Saver balances now stand at over $6 billion, accounting for 7% of total portfolio balances.
Operating expenses
Expenses increased by 2% to $1,206 million on the prior half and are flat compared to the prior comparative period. Expense growth in this period reflects staff related pay increases from 1 July 2006 and the introduction of additional front line customer service staff. Offsetting this has been the continuing realisation of productivity and other expense savings.
Loan Impairment
Total Loan Impairment Expense for retail products for the half year was $164 million, a reduction on the prior half of $34 million and an increase of $8 million on the prior comparative period. Lower collective provisioning levels reflect an improvement in unsecured consumer portfolio arrears. Overall credit quality in the consumer portfolios remains sound. Home loan and credit card loss rates are stable and whilst home loan arrears rates have risen in line the market, this is off a very low base. In personal loans, policy tightening and the introduction of new scorecards has resulted in an improvement in loan credit quality.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

Home loans – APRA (3)	18.2	18.7	18.8
Credit cards – APRA (2) (3)	19.4	20.3	21.4
Personal lending (APRA and other households) – APRA (4)	16.4	16.1	16.0
Household deposits – APRA	28.8	29.3	29.6
Retail deposits – APRA	21.9	22.2	22.9

(4)	For market share definitions refer to Appendix 18, pages 96-97.

(2)	As at 30 November 2006.

(3)	30 June 2006 comparative revised by APRA.

(4)	Personal lending market share includes personal loans and margin loans.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation) 15

Banking Analysis
Australian Retail

	Half Year to December 2006
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M(1)	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	644	87	731
Consumer finance	351	191	542
Retail deposits	1,061	337	1,398

Australian Retail products	2,056	615	2,671	1,206	164	912

	Half Year to June 2006
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M(1)	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	627	74	701
Consumer finance	366	195	561
Retail deposits	963	351	1,314

Australian Retail products	1,956	620	2,576	1,181	198	847

	Half Year to December 2005
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M(1)	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	633	77	710
Consumer finance	366	173	539
Retail deposits	965	349	1,314

Australian Retail products	1,964	599	2,563	1,207	156	842

(1)	During the current period the methodology for allocation of total Australian Retail income between products has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis.

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Jun 06%	Dec 05%

Home loans (including securitisation)	150,834	144,834	135,990	4	11
Consumer finance (1)	10,602	10,640	10,507	—	1

Total Assets – Australian Retail products	161,436	155,474	146,497	4	10

Home loans (net of securitisation)	140,080	132,227	126,866	6	10

Transaction deposits	18,323	16,993	17,077	8	7
Savings deposits (2)	37,898	36,176	34,240	5	11
Other demand deposits (3)	37,710	35,893	35,702	5	6
Deposits not bearing interest	2,930	2,362	2,478	24	18

Total Liabilities – Australian Retail products	96,861	91,424	89,497	6	8

(1)	Consumer Finance includes personal loans and credit cards.

(2)	The December 2006 half excludes $2.1 billion in Commonwealth Direct Investment Account balances transferred to the Business, Corporate and Institutional segment. Prior periods have been restated on a consistent basis.

(3)	The December 2006 half includes $15.9 billion of term deposits transferred from the Business, Corporate and Institutional segment. Prior periods have been restated on a consistent basis.
Australian Home Loan Approvals by State (1) (2)
Australian Home Loan Balances by State (2)

(1)   As at 30 November 2006.
(2)   Half year averages.
16   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Banking Analysis
Business, Corporate and Institutional
The Business, Corporate and Institutional product segment delivered net profit after tax of $762 million, an increase of 24% on the prior half and an increase of 29% on the prior comparative period. Included in the current half is a $55 million after tax profit on the sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). Excluding this amount, profit increased 15% on the prior half and 20% on the prior comparative period.
Business Review
The Business, Corporate and Institutional product segment performed well with the performance highlights including:
•	A five year expansion and change program has been launched as the “Business Banking Growth Strategy”. Execution of the program is progressing to plan including alignment of the internal business segments with our customer needs. The recruitment of business bankers into branches throughout the country has commenced. The first new Business Banking Centre was opened in Western Australia in December 2006 and plans are on track for continuing expansion of the distribution footprint to establish a presence in key growth areas. A comprehensive training and development program is being rolled out to all of the front line staff and new recruits with approximately 50% of front line staff having completed the first stage of the program.
•	Institutional Banking achieved above market growth rates in both periods.
•	CommSec is Australia’s largest stockbroker with more than one million clients as well as the most active broker by number of transactions on the ASX, recently averaging more than 35,000 transactions per day (October 2006). The CommSec website is the number one site for stocks and shares in Australia, receiving more than 400 million hits per month and transferring more than 11 terabytes of data. The Group was the only major bank to participate, as a member of the syndicate, in the T3 offering and have been experiencing favourable growth in Equity Capital Markets and margin lending.
•	The rollout of CommBiz, an internet-based banking channel for business customers, is gathering pace. Feedback from the early adopter customers has been very positive with strong endorsement of the service efficiency, functionality and intuitive user interface. The first external customer commenced using CommBiz in October and the solution was launched in December. Around 400 business customers are now using CommBiz and over $1 billion of payments have been processed.
•	The Financial Markets and Treasury functions have been brought together to obtain better leverage across the financial markets operations and provide a platform for future growth opportunities.
Outcomes by key product category are summarised below.
Corporate Banking
Corporate Banking includes commercial and corporate transaction services and merchant acquiring.
This line of business achieved income growth of 11% on the prior half and 6% on the prior comparative period reflecting deposit balance growth largely driven by the introduction of the Business Online Saver product; seasonal merchant income increases; and the benefit of the recent interest rate rises.
Financial Markets
Financial Markets includes financial markets and wholesale operations, treasury, equities broking (including CommSec) and structured products, capital markets services (including IPOs and placements) and margin lending.
Financial markets income has increased 8% on the prior half and 10% on the prior comparative period following continued favourability in trading conditions and increased customer flows. Growth in investment markets has also resulted in increased CommSec trading volumes and margin lending balances have increased 14% on the prior half.
Lending and Finance
Lending and Finance includes asset finance, structured finance and general business lending.
Lending and Finance income has increased by 15% on the prior half and 29% on the prior comparative period. Income volatility has been impacted by the timing of asset sales including the $79 million pre-tax profit on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) during the half.
Lending and Finance assets have increased $9 billion or 9% on the prior half and $16 billion or 17% on the prior comparative period. The increase has been driven by continued growth in the Australian and New Zealand syndicated loan market and in structured finance transactions.
Operating Expenses
Operating expenses of $833 million increased by 3% on the prior half and by 4% on the prior comparative period. This was due to general salary increases and higher employee numbers, mainly to support the expansion of the Business Banking activities.
Market Share
Business lending market share to non-financial corporations, as measured by APRA, has increased by 40 basis points since 30 June 2006 and is flat since 31 December 2005. However, the broader RBA business lending market share measure has declined by 20 basis points to 12.9% over this period and by 50 basis points since 31 December 2005.
Asset Finance market share has decreased by 60 basis points to 13.9% since June 2006 and by 120 basis points since December 2005. The decline reflects the maturity of this business segment, which has been characterised by aggressive price competition coupled with competitor expansion.
Business deposit market share of non-financial corporations, as measured by APRA, has increased by 10 basis points since 30 June 2006.
Equities Trading market share has remained constant over the calendar year at 4.3%.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

Business lending – APRA	12.5	12.1	12.5
Business lending – RBA	12.9	13.1	13.4
Asset finance	13.9	14.5	15.1
Business deposits – APRA	12.0	11.9	11.6
Equities trading (CommSec)	4.3	4.3	4.3

(1)	For market share definitions refer to Appendix 18, pages 96-97.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  17

Banking Analysis
Business, Corporate and Institutional

	Half Year to December 2006
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	303	212	515
Financial Markets (1)	240	418	658
Lending and Finance	435	290	725

Business, Corporate and Institutional products	978	920	1,898	833	20	762

	Half Year to June 2006
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	282	184	466
Financial Markets (1)	261	347	608
Lending and Finance	382	249	631

Business, Corporate and Institutional products	925	780	1,705	811	31	617

	Half Year to December 2005
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	276	210	486
Financial Markets (1)	235	362	597
Lending and Finance	370	191	561

Business, Corporate and Institutional products	881	763	1,644	796	37	589

(1)	During the current period, certain balance sheet risk management operations have been merged within the Financial Markets product segment. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis..

	As At
Major Balance Sheet Items (gross of	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
impairment)	$M	$M	$M	Jun 06%	Dec 05%

Interest earning lending assets	74,029	66,343	60,949	12	21
Bank acceptances of customers	18,395	18,310	17,263	—	7
Non lending interest earning assets	41,723	35,471	35,320	18	18
Margin loans	6,542	5,758	4,664	14	40
Other assets (1)	19,486	19,947	15,711	(2)	24

Total Assets (2)	160,175	145,829	133,907	10	20

Transaction deposits	16,648	16,426	14,155	1	18
Other demand deposits (3)	26,162	23,641	23,415	11	12
Deposits not bearing interest	3,686	3,520	3,675	5	—
Certificates of deposits and other	24,923	20,178	19,243	24	30
Due to other financial institutions	12,390	11,333	9,852	9	26
Liabilities at fair value through Income Statement	3,783	2,085	2,630	81	44
Debt issues	82,381	77,848	69,854	6	18
Loan Capital	9,724	9,744	9,129	—	7
Other non interest bearing liabilities	36,805	36,703	31,628	—	16

Total Liabilities (2)	216,502	201,478	183,581	7	18

Balance Sheet by Product Segment

Assets
Corporate Banking	4,792	3,546	2,982	35	61
Financial Markets	40,800	36,228	29,680	13	37
Lending and Finance	110,590	101,601	94,671	9	17
Other (2)	3,993	4,454	6,574	(10)	(39)

Total Assets	160,175	145,829	133,907	10	20

Liabilities
Corporate Banking	22,493	20,799	18,592	8	21
Financial Markets (3)	60,336	57,414	56,439	5	7
Lending and Finance	27,655	27,303	25,145	1	10
Other (2)	106,018	95,962	83,405	10	27

Total Liabilities	216,502	201,478	183,581	7	18

(1)	Other assets include intangible assets and derivative assets.

(2)	Includes Group Funding, Balance Sheet Management and other capital not directly attributed to the product based segments above.

(3)	The December 2006 half includes $2.1 billion in Commonwealth Direct Investment Account balances transferred from the Australian Retail segment and excludes $15.9 billion of term deposits transferred to the Australian Retail segment. Prior periods have been restated on a consistent basis.
18  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Banking Analysis
Asia Pacific
Asia Pacific Banking incorporates the Group’s retail, business/commercial and rural banking operations in New Zealand, Indonesia, China and Fiji.
Net profit after tax for the Asia Pacific businesses increased 9% to $202 million compared to the prior half and by 10% on the prior comparative period. ASB Bank in New Zealand represents the majority of the business.
ASB Bank
ASB Bank net profit after tax for the half year was $195 million, an increase of 8% on the prior half year and 6% on the prior comparative period. The major drivers of growth were:
•	Continued high demand for housing finance leading to a 6.8% increase in average home loan balances since June 2006 (14% on the prior comparative period), driven by the high demand for housing finance. This enabled the business to maintain market share of home loans at 23.1% for the half year (23.2% for the prior comparative period);
•	Retail deposit balances of $20.4 billion were 8% higher than at 30 June 2006 (17% higher than the prior comparative period). FastSaver and the new BusinessSaver accounts continue to grow strongly collectively representing 72% of total retail deposit growth for the half year (62% on the prior comparative period) driven by the current interest rate environment;
•	Reduction in net interest margin of seven basis points, against both periods, arising from increased mix of high interest rate deposits and competitive pressure on asset prices;
•	Expansion of the ASB service capability across New Zealand with three new branches opened in the half year; and
•	Improvement in loan arrears versus both periods, primarily within the Home and Personal Lending sectors.
Other Asia Pacific Business
The highlights in this region during the half were:
•	The Group made an offer to acquire 83% of a regional bank, Arta Niaga Kencana (ANK), in the Surabaya region of Indonesia. ANK has 20 branches to add to the existing 21 branches which PT Bank Commonwealth operates in Jakarta. The acquisition is subject to regulatory and shareholder approvals. This is not expected to have a material financial impact on this region’s results;
•	The two investments in China City Commercial Banks, Hangzhou and Jinan, continue to perform well. Profit momentum has been maintained in Hangzhou and the dividend payout ratio for Jinan has now increased to 6% of paid up capital;
•	Capability transfer programs for Jinan City Commercial Bank are well advanced and such programs have also commenced in Hangzhou City Commercial Bank;
•	Purchase of an additional 14 million shares for $5.8 million in Hangzhou City Commercial Bank to maintain the Group’s shareholding at 19.9% following an issue of shares to the Asian Development Bank; and
•	Fiji lending balances grew by 6.7% to $377 million during the half year ended 31 December 2006. A tightening of the liquidity situation in Fiji, due to current political developments there, pushed up cost of funds and negatively impacted margins during the period.
Market Share
Housing lending market share in New Zealand remained flat against the prior half at 23.1%, and was down nine basis points against the prior comparative period, despite intense competition in this market.
Retail deposit market share in New Zealand was 20.7%, up from 20.3% at 30 June 2006, and 19.9% at 31 December 2005.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

NZ lending for housing — RBNZ (2)	23.1	23.1	23.2
NZ retail deposits — RBNZ (2)	20.7	20.3	19.9

(1)	For market share definitions refer to Appendix 18, pages 96-97.

(2)	30 June 2006 comparative revised by RBNZ (Reserve Bank of New Zealand).
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  19

Banking Analysis
Asia Pacific

	Half Year to December 2006
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	346	167	513
Other	16	21	37

Asia Pacific	362	188	550	260	5	202

	Half Year to June 2006
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(1)	$M	Tax $M

ASB Bank	338	138	476
Other	23	38	61

Asia Pacific	361	176	537	256	8	186

	Half Year to December 2005
	Net	Other	Total		Loan
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(1)	$M	Tax $M

ASB Bank	342	153	495
Other	19	13	32

Asia Pacific	361	166	527	253	12	184

(1)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on consistent basis.

	As at
Major Balance Sheet Items (gross of	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
impairment)	$M	$M	$M	Jun 06%	Dec 05%

Home lending	25,887	22,287	23,349	16	11
Other lending assets	11,279	10,531	11,157	7	1
Non lending interest earning assets	6,938	4,812	5,523	44	26
Other assets	1,535	1,321	1,044	16	47

Total Assets – Asia Pacific	45,639	38,951	41,073	17	11

Debt issues	180	744	182	(76)	(1)
Deposits (1)	21,038	18,040	19,256	17	9
Liabilities at fair value through Income Statement	14,204	11,727	13,691	21	4
Other liabilities	1,414	772	848	83	67

Total Liabilities – Asia Pacific	36,836	31,283	33,977	18	8

Balance Sheet by Segment

Assets
ASB Bank	43,379	36,724	38,981	18	11
Other	2,260	2,227	2,092	1	8

Total Assets — Asia Pacific	45,639	38,951	41,073	17	11

Liabilities
ASB Bank	34,885	29,306	31,933	19	9
Other	1,951	1,977	2,044	(1)	(5)

Total Liabilities — Asia Pacific	36,836	31,283	33,977	18	8

(1)	Asia Pacific Deposits exclude deposits held in other overseas countries (31 December 2006: $6 billion, 30 June 2006: $5 billion, and 31 December 2005: $4 billion).
20  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
Net profit after tax (“statutory basis”) of $197 million increased by 19% on the prior half and 36% on the prior comparative period reflecting continued strong revenue growth.
Half year net profit after tax (“cash basis”) increased 6% on the prior half and 25% on the prior comparative period.
Business Review
Industry conditions have remained positive with strong investment markets and retail flows driving growth.
Funds under administration (FUA) increased by 11% on the prior half to $168 billion and 22% on the prior comparative period. The growth in Funds under Administration has primarily been driven by strong investment performance (refer to table on page 22).
Net funds inflows in the half year ended 31 December 2006 were $2.1 billion (compared to $8.1 billion in the prior half and $2.7 billion in the prior comparative period). The prior half net inflows of $8.1 billion were boosted by $4.3 billion of inflows related to a one-off FUA acquisition.
The key drivers of net funds flows, excluding the $4.3 billion of inflows related to a one off FUA acquisition, were:
•	Continued flows into the FirstChoice platform in both periods;
•	Institutional and international flows generated by the Global Asset Management business in both periods;
•	Some outflows from Income and Mortgage Funds to high yielding banking products following recent interest rate rises in both periods; and
•	Reduction in Property net out flows following the transfer of management rights in the Commonwealth Property Fund ($0.9 billion) and the sale of the Colonial Agricultural Fund ($0.3 billion) in the prior period.
FirstChoice flows remained strong in the market with $3 billion in net flows for the half year ended 31 December 2006. With over $31 billion in Funds under Administration FirstChoice has experienced a growth rate of 48%, in FUA, in the last 12 months. A recently published survey from ASSIRT showed that 57% of advisors in the market used FirstChoice as one of their platforms.
Market Share
In the latest Plan for Life market share statistics, the Group ranked 1st in retail net flows for the year to September 2006. The Group remains 1st in total retail market share at 15.3%.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

Australian retail (2)(3)	15.3	15.4	14.5
New Zealand retail (3)	16.1	15.8	15.0
Platforms (Masterfunds) (2)(3)	12.8	12.6	10.7
FirstChoice Platform (2)(3)	8.0	7.8	7.0

(1)	For market share definitions refer to Appendix 18, pages 96-97.

(2)	As at 30 September 2006.

(3)	30 June 2006 comparative revised by external provider.
Other key developments within the business include:
•	CFS Global Asset Management is the joint lead partner in a consortium acquiring AWG plc; an infrastructure company with enterprise value in excess of £5 billion. The principal business is Anglian Water, the UK’s largest water and wastewater company by service area. The company was delisted from the London Stock Exchange on 21 December 2006. The consortium has reached the 92% acceptance threshold and has moved to compulsory acquisition of the remaining shares. Refer to Note 11 for additional information;
•	New Products launched by CFS Global Asset Management during the period include the Long Short Energy Fund, Asian Property Securities Fund and the India Sub-continent Fund;
•	Continued progress with initiatives designed to improve cross-selling of Wealth Management products to retail customers, and the focus now shifting to realisation of benefits;
•	Successful implementation of the new Financial Wisdom Dealer Group Offering, which comprised third party financial advisers, in October to enhance practice quality and adviser segment service levels.
Investment Performance
Investment performance has been solid with 72% of funds outperforming benchmark for the half year to 31 December 2006. On a one year basis, 66% of funds have outperformed benchmark; and 61% of funds have outperformed on a three year basis. Relevant benchmarks are determined by the Group using industry guidelines on a fund by fund basis and the determination is dependant on fund objectives, asset class and investment strategies.
Operating Income
Operating income increased by 8% to $898 million on the prior half, up 25% on the prior comparative period. Underpinning this result was an increase in average funds under administration of 7% on the prior half and 21% on the prior comparative period.
Margins remained steady over the half, with performance fees and growth in higher margin asset classes offsetting the impact of outflows in higher margin legacy business.
Operating Expenses
Total operating expenses of $567 million were up by 7% on the prior half and 24% on the prior comparative period.
The primary drivers of expense growth include:
Volume related expenses of $144 million, up 15% on the prior half and 45% on the prior comparative period:
•	Commission expenses increasing in line with funds under administration; and
•	Increased performance-based commissions to property trusts.
Other significant drivers of expense growth include:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;
•	Increase in performance-based remuneration to retain and attract high quality talent within the asset management business;
•	Expenses relating to the full impact of businesses acquired (being the Gandel joint venture property management interests) during the previous financial year; and
•	Offset by reduced compliance spend in this half on the unit pricing initiative which is tracking well.
Taxation
The effective corporate tax rate for the half year was 29.9% compared with 28.2% for the prior half which included the benefit of recouped international tax losses, and 28.7% in the prior comparative period.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  21

Funds Management Analysis

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Key Performance Indicators	$M	$M	$M	Jun 06%	Dec 05%

Operating income – external	893	828	715	8	25
Operating income – internal (1)	5	4	5	25	—

Total operating income	898	832	720	8	25

Shareholder investment returns	4	7	7	(43)	(43)

Funds management income	902	839	727	8	24

Volume expense	144	125	99	(15)	(45)
Operating expenses	423	405	360	(4)	(18)

Total expenses	567	530	459	(7)	(24)

Net profit before income tax (“cash basis”)	335	309	268	8	25

Corporate tax expense (2)	100	87	77	(15)	(30)
Minority interests	—	—	3	—	large

Net profit after income tax (“cash basis”)	235	222	188	6	25

Treasury shares valuation adjustment	(38)	(57)	(43)	33	12

Net profit after income tax (“statutory basis”)	197	165	145	36	19

(1)	Represents income earned from the Group’s Insurance segment.

(2)	For presentation purposes, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (December 2006: $91 million, June 2006: $83 million, December 2005: $109 million).

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Funds under Administration	$M	$M	$M	Jun 06%	Dec 05%

Funds under administration – average	158,010	147,684	130,179	7	21
Funds under administration – spot	167,662	151,513	136,974	11	22
Net funds flows	2,076	8,135	2,695	(74)	(23)
Total retail net flows	1,438	6,870	1,365	(79)	5

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Productivity and Other Measures	$M	$M	$M	Jun 06%	Dec 05%

Operating income to average funds under administration (%)	1.13	1.14	1.10	(1)bpts	3bpts
Total expenses to average funds under administration (%)	0.71	0.72	0.70	1	(1)
Operating expenses to net income (total operating income less volume expenses)	56.1	57.3	58.0	2	3
Effective corporate tax rate (%)	29.9	28.2	28.7	(170)bpts	(120)bpts

22  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Funds Management Analysis

	Half Year to December 2006
	Opening				FX (3) &	Closing
	Balance			Investment	Other (4)	Balance
	30/06/06	Inflows	Outflows	Income	Movements	31/12/06
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	26,177	6,278	(3,301)	2,434	—	31,588
Avanteos	9,198	1,144	(451)	1,298	—	11,189
Cash management	3,690	1,028	(1,309)	85	(41)	3,453
Other retail (1)	35,555	1,205	(3,156)	2,544	70	36,218

Australian retail	74,620	9,655	(8,217)	6,361	29	82,448
Wholesale	29,815	5,614	(4,530)	1,993	—	32,892
Property	13,909	564	(1,860)	933	(8)	13,538
Other (2)	3,708	55	(272)	227	(21)	3,697

Australian sourced	122,052	15,888	(14,879)	9,514	—	132,575
Internationally sourced	29,461	7,322	(6,255)	4,463	96	35,087

Total – Funds under Administration	151,513	23,210	(21,134)	13,977	96	167,662

	Half Year to June 2006
	Opening				FX (3) &	Closing
	Balance			Investment	Other (4)	Balance
	31/12/05	Inflows	Outflows	Income	Movements	30/06/06
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	21,284	6,951	(2,876)	1,035	(217)	26,177
Avanteos	3,486	5,704	(382)	390	—	9,198
Cash management	3,966	1,159	(1,548)	113	—	3,690
Other retail (1)	36,647	1,799	(3,937)	1,459	(413)	35,555

Australian retail	65,383	15,613	(8,743)	2,997	(630)	74,620
Wholesale	28,012	6,001	(5,901)	1,753	(50)	29,815
Property	13,750	304	(1,008)	859	4	13,909
Other (2)	3,349	95	(308)	(85)	657	3,708

Australian sourced	110,494	22,013	(15,960)	5,524	(19)	122,052
Internationally sourced	26,480	6,633	(4,551)	805	94	29,461

Total – Funds under Administration	136,974	28,646	(20,511)	6,329	75	151,513

	Half Year to December 2005
	Opening				FX (3) &	Closing
	Balance			Investment	Other (4)	Balance
	30/06/05	Inflows	Outflows	Income	Movements	31/12/05
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	16,128	6,126	(2,412)	1,442	—	21,284
Avanteos	2,941	438	(216)	323	—	3,486
Cash management	4,182	1,258	(1,513)	39	—	3,966
Other retail (1)	36,069	1,651	(3,967)	2,894	—	36,647

Australian retail	59,320	9,473	(8,108)	4,698	—	65,383
Wholesale	24,894	7,098	(5,909)	1,929	—	28,012
Property	13,456	770	(1,136)	661	(1)	13,750
Other (2)	2,886	97	(173)	539	—	3,349

Australian sourced	100,556	17,438	(15,326)	7,827	(1)	110,494
Internationally sourced	22,508	5,464	(4,881)	3,030	359	26,480

Total – Funds under Administration	123,064	22,902	(20,207)	10,857	358	136,974

(1)	Includes stand alone retail and legacy retail products.

(2)	Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data.

(3)	Includes foreign exchange gains and losses from translation of internationally sourced business.

(4)	Other movements represent the re-alignment of funds to correctly classify source of funds.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  23

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
Net profit after tax (“statutory and cash basis”) of $169 million for the Insurance business increased 28% on the prior half and decreased 40% on the prior comparative period, which included $145 million profit on sale of the Hong Kong Insurance Business. These growth rates were affected by the positive experience variations of $29 million which occurred in the prior half, and by the inclusion of the operating results of the Hong Kong Insurance Business for part of the prior comparative period. Management believes that a better measure of Insurance business performance is planned profit margins, which increased by 22% on the prior half and 36% on the prior comparative period.
The result for both periods was driven by:
•	Inforce premium growth in Australia and New Zealand;
•	Growth in planned margins; and
•	Increase in investment spend in the business.
Statutory profit after tax increased by 28% on the prior half, a strong result driven by high shareholder investment returns.
The Bank remains the largest life insurer in Australia based on total risk market share (Source: Plan for Life), and New Zealand based on inforce premium market share growth (Source: ISI statistics).
Business Review
Australia
Half year ended 31 December 2006 net profit after tax (“statutory and cash basis”) increased 26% to $115m reflecting growth in shareholder returns. The result for the half increased 26% on the prior comparative period.
Key performance drivers were:
•	Life and General Insurance premium growth, with inforce premiums increasing by 15% (16% on the prior comparative period), reflecting strong sales volumes;
•	Increase in planned life margins of 9% on the prior half and 42% on the prior comparative period;
•	Good claims experience, particularly in the Group Risk portfolio for both periods; and
•	Very strong shareholder investment returns in both periods.
Other highlights for the Australian Insurance business include:
•	Increased market share for Australian risk premiums to 13.7% of the total insurance risk market and maintaining its number 1 position as at September 2006;
•	The introduction of 73 Branch Insurance Representatives as part of the cross-selling initiative positively impacting on General Insurance sales;
•	Ongoing simplification and rationalisation of systems and processes;
•	Launch of online quoting tool for planners aimed at reducing the time and complexity of insurance and annuity quotes to improve conversion rates; and
•	Continued good claims management.
New Zealand
The life insurance operations in New Zealand operate predominantly under the Sovereign brand.
New Zealand’s net profit after tax (“statutory and cash basis”) was $50 million for the half year ended 31 December 2006, an increase of $4 million over the prior half and $2 million over the prior comparative period. The main drivers of this result were:
•	Market leading growth in new business sales with Sovereign capturing 33.8% of New Business sales market share for the December 2006 quarter compared to 32.7% for the half year ended 30 June 2006 and 32.6% for the half year ended 31 December 2005; and
•	A continuation of positive investment returns offset by higher claims incidence in disability and term life.
The market share of inforce premiums at 31 December 2006 was 31.5%, an increase of 12 basis points over 30 June 2006, and 59 basis points over 31 December 2005.
Operating Income
Total operating income increased 7% on the prior half to $382 million and is down 1% on the prior comparative period. The prior comparative period is impacted by the inclusion of the operating results of the Hong Kong Insurance Business until its sale in October 2005 ($42 million). Excluding this, total operating income increased 11% on the prior comparative period.
Life Insurance income increased 5% on the prior half in line with average inforce growth (down 2% on the prior comparative period, which includes the Hong Kong operating results). The quality of the result improved with a higher component of planned margins.
General Insurance income increased 26% on the prior half and 10% on the prior comparative half. The result was supported by an increase in sales and no significant weather events. The prior half included weaker claims experience associated with Cyclone Larry.
Operating Expenses
Total operating expenses of $228 million increased by 12% on the prior half (down 10% on the prior comparative period) with investment spend aimed at future revenue growth driving this increase.
The prior comparative period is impacted by the inclusion of the operating results of the Hong Kong Insurance Business until its sale in October 2005 ($33 million). Excluding this, total operating expenses increased by 4% on the prior comparative period.
Increases in operating expenses for both periods include:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;
•	Introduction of Branch Insurance Representatives into selected Bank branches;
•	Product development across life and general insurance lines;
•	Investment on system migration to further reduce the number of insurance systems used in order to reduce ongoing costs; and
•	Development costs in preparation for the launch of compulsory savings in New Zealand under the KiwiSaver program.
Corporate Taxation
The effective corporate tax rate for the half year was 28.1% compared with 27.9% in the prior half and 26.8% in the prior comparative period.
24  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Insurance Analysis

	Half Year Ended
	31/12/06	30/06/06	31/12/05(3)	Dec 06 vs	Dec 06 vs
Key Performance Indicators	$M	$M	$M	Jun 06%	Dec 05%

Insurance
Life insurance operating income	339	322	347	5	(2)
General insurance operating income	43	34	39	26	10

Total operating income	382	356	386	7	(1)

Shareholder investment returns	81	30	57	large	42
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	large

Total insurance income	463	386	588	20	(21)

Volume expense	89	86	95	(3)	6
Operating expenses (1)	139	117	158	(19)	12

Total expenses	228	203	253	(12)	10

Net profit before income tax	235	183	335	28	(30)

Corporate tax expense (2)	66	51	51	(29)	(29)

Net profit after income tax (“statutory and cash basis”)	169	132	284	28	(40)

Half Year Ended
	31/12/06	30/06/06	31/12/05(3)	Dec 06 vs	Dec 06 vs
Productivity and Other Measures	$M	$M	$M	Jun 06%	Dec 05%

Expenses to average inforce premiums (%)	34. 3	33. 6	40. 5	(2)	15
Effective corporate tax rate excluding impact of profit on sale of Hong Kong Insurance Business (%)	28. 1	27. 9	26. 8	(20)bpts	(130)bpts

	Half Year Ended
	31/12/06	30/06/06	31/12/05(3)	Dec 06 vs	Dec 06 vs
Sources of Profit from Insurance Activities	$M	$M	$M	Jun 06%	Dec 05%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	94	77	69	22	36
Experience variations	7	29	19	(76)	(63)
Other	—	(2)	2	large	large
General insurance operating margins	10	8	13	25	(23)

Operating margins	111	112	103	(1)	8
After tax Shareholder investment returns	58	20	36	large	61
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	large

Net profit after income tax (“statutory and cash basis”)	169	132	284	28	(40)

(1)	Operating expenses include $5 million internal expenses relating to the asset management of shareholder funds (half year to June 2006: $4 million, half year to 31 December 2005: $5 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (31 December 2006: $47 million, 30 June 2006: $47 million, 31 December 2005: $92 million).

(3)	Includes impact of the operating performance of the Hong Kong Life Insurance Business until its sale in October 2005. Financial impact was set out on page 275 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Geographical Analysis of Business Performance

	Half Year Ended
		Australia			New Zealand
	31/12/06	30/06/06	31/12/05	31/12/06	30/06/06	31/12/05
Profit after Income Tax	$M	$M	$M	$M	$M	$M

Operating margins	68	70	56	41	39	38
After tax Shareholder investment returns	47	21	35	9	7	10

Net profit after income tax (“statutory and cash basis”)	115	91	91	50	46	48

		Asia		Total
	31/12/06	30/06/06	31/12/05	31/12/06	30/06/06	31/12/05
Net Profit after Income Tax	$M	$M	$M	$M	$M	$M

Operating margins	2	3	9	111	112	103
After tax Shareholder investment returns	2	(8)	(9)	58	20	36
Profit on sale of Hong Kong business	—	—	145	—	—	145

Net profit after income tax (“statutory and cash basis”)	4	(5)	145	169	132	284

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  25

Insurance Analysis

	Half Year Ended 31 December 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/06	Balances	Lapses	Movements(2)	31/12/06
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M

General insurance (3)	236	43	(28)	—	251
Personal life	732	74	(44)	27	789
Group life	255	136	(20)	1	372

Total	1,223	253	(92)	28	1,412

Australia	921	225	(85)	(1)	1,060
New Zealand	302	28	(7)	29	352

Total	1,223	253	(92)	28	1,412

	Half Year Ended 30 June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	31/12/05	Balances	Lapses	Movements(2)	30/06/06
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M

General insurance (3)	225	35	(24)	—	236
Personal life	740	65	(39)	(34)	732
Group life	251	31	(24)	(3)	255

Total	1,216	131	(87)	(37)	1,223

Australia	895	110	(83)	(1)	921
New Zealand	321	21	(4)	(36)	302

Total	1,216	131	(87)	(37)	1,223

	Half Year Ended 31 December 2005
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/05	Balances	Lapses	Movements(2)	31/12/05
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M

General insurance	215	35	(25)	—	225
Personal life	785	72	(42)	(75)	740
Group life	265	40	(24)	(30)	251

Total	1,265	147	(91)	(105)	1,216

Australia	856	121	(83)	1	895
New Zealand	296	26	(8)	7	321
Asia (4)	113	—	—	(113)	—

Total	1,265	147	(91)	(105)	1,216

(1)	Inforce premium relates to risk business. Savings products are disclosed within Funds Management.

(2)	Includes foreign exchange movements for the half year to December 2006 of a $28 million gain (June 2006: ($16 million) loss, December 2005: $8 million gain).

(3)	General insurance inforce premiums includes approximately $51 million of badged premium (June 2006: $46 million, December 2005: $42 million).

(4)	Other movements represent the sale of the Hong Kong Insurance Business.

Market Share Percentage – Annual Inforce Premiums (1)	31/12/06	30/06/06	31/12/05

Australia (total risk) (2) (3)	13. 7	13. 2	13.5
Australia (individual risk) (2) (3)	12. 0	12. 2	12.6
New Zealand	31.5	31.4	30.9

(1)	For market share definitions refer to Appendix 18, pages 96-97.

(2)	As at 30 September 2006.

(3)	30 June 2006 comparative revised by external provider.
26  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Shareholder Investment Returns

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Shareholder Investment Returns	$M	$M	$M	Jun 06%	Dec 05%

Funds management business	4	7	7	(43)	(43)
Insurance business (1)	81	30	57	large	42
Profit on sale of Hong Kong Insurance Business	—	—	145	—	—

Shareholder investment returns before tax	85	37	209	large	(59)
Taxation	24	12	23	large	(4)

Shareholder investment returns after tax	61	25	186	large	(67)

(1)	Excluding profit on sale of the Hong Kong Insurance Business.

	As at 31 December 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix	$M	$M	$M	$M

Local equities	21	4	—	25
International equities	—	19	7	26
Property	366	3	20	389

Sub-total	387	26	27	440

Fixed interest	404	53	52	509
Cash	756	362	1	1,119

Sub-total	1,160	415	53	1,628

Total	1,547	441	80	2,068

	As at 31 December 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix	%	%	%	%

Local equities	1	1	—	1
International equities	—	4	9	1
Property	24	1	25	19

Sub-total	25	6	34	21

Fixed interest	26	12	65	25
Cash	49	82	1	54

Sub-total	75	94	66	79

Total	100	100	100	100

Shareholder investment returns of $61 million after tax for the period increased by 244% on the prior period, but decreased by 67% on the prior comparative period. Excluding the $145 million profit on sale of the Bank’s Hong Kong life insurance business, shareholder investment returns increased by 149% on the prior comparative period.
The above results, for both periods, were driven by strong positive returns across all major asset classes, with the benchmark S&P/ASX200 price index and MSCI World index both increasing by 12% on the prior period (11% and 9% respectively on the prior comparative period).
Liquidity and Capital Resources
Details of the Group’s regulatory capital position and capital management activities are disclosed in Appendix 8: Capital Adequacy. For further details regarding the Group’s liquidity and capital resources, please see “Liquidity and Capital Resources” in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
For details regarding prudential changes related to Basel II, International Financial Reporting Standards and Conglomerate Groups, please see “Regulatory Changes” in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006, Note 35, pages 207-208.
Off Balance Sheet Arrangements
For further details regarding the Group’s off-balance sheet arrangements, please see “Off-Balance Sheet Arrangements” in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  27

Directors’ Report
The Directors submit their report for the half year ended 31 December 2006.
Directors
The names of the Directors holding office during the half year ended 31 December 2006 and until the date of this report were:

J M Schubert	Chairman
R J Norris	Managing Director and Chief Executive Officer
R J Clairs AO	Director
A B Daniels OAM	Director (Retired 3 November 2006)
C R Galbraith AM	Director
J Hemstritch	Director (Appointed 9 October 2006)
S C Kay	Director
W G Kent AO	Director
F D Ryan	Director
F J Swan	Director
D J Turner	Director (Appointed 1 August 2006)
B K Ward	Director (Retired 3 November 2006)
H H Young	Director (Appointed 13 February 2007)
Review and Results of Operations
Commonwealth Bank recorded a statutory net profit after tax of $2,191 million for the half year ended 31 December 2006, compared with $1,999 million for the prior comparative period, an increase of 10%. Excluding the $145 million profit on sale of the Hong Kong Insurance Business that was recognised in the prior comparative period, the profit growth was 18%. The increase was principally due to strong growth in banking income resulting from lending asset growth, as well as continued strong performance within the Funds Management and Insurance Businesses.
The net profit from Banking of $1,825 million (December 2005: $1,570 million), reflects continued growth in home loans and business lending together with strong credit quality.
The net profit from Funds Management of $197 million (December 2005: $145 million) reflects growth in revenues from a 21% increase in average funds under administration on the prior comparative period. Insurance reported a net profit of $169 million (December 2005: $284 million). Excluding the profit on sale of the Hong Kong Insurance Business from the prior comparative period, this represents profit growth of 22%.
In accordance with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Chief Executive Officer and the Chief Financial Officer, have provided the Board with a written statement that the accompanying Financial Report represents a true and fair view, in all material respects, of the Bank’s financial position as at 31 December 2006 and performance for the half year ended 31 December 2006, in accordance with relevant accounting standards.
Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris
Chairman	Managing Director and Chief Executive Officer
14 February 2007
28  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Financial Statements
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  29

Financial Statements
Consolidated Income Statement
For the half year ended 31 December 2006

	Half Year Ended
		31/12/06	30/06/06	31/12/05
	Note	$M	$M	$M

Interest income	2	11,565	10,120	9,638
Interest expense		8,080	6,861	6,383

Net interest income		3,485	3,259	3,255
Other operating income		1,612	1,591	1,445

Net banking operating income		5,097	4,850	4,700

Funds management income	2	905	852	737
Investment revenue		1,192	719	1,379
Claims and policyholder liability expense		(1,162)	(721)	(1,343)

Net funds management operating income		935	850	773

Premiums from insurance contracts	2	577	479	573
Investment revenue		473	338	693
Claims and policyholder liability expense from insurance contracts		(541)	(384)	(586)

Insurance margin on services operating income		509	433	680

Total net operating income		6,541	6,133	6,153

Loan impairment expense		195	210	188
Operating expenses	3	3,144	3,027	2,967
Defined benefit superannuation plan income/(expense)		5	(8)	(27)

Profit before income tax		3,207	2,888	2,971

Corporate tax expense	4	865	816	753
Policyholder tax expense	4	138	130	201

Profit after income tax		2,204	1,942	2,017
Minority interests		(13)	(13)	(18)

Net profit attributable to members of the Bank		2,191	1,929	1,999

		Cents per share

Earnings per share:
Statutory basic	169.6	151.1	157.1
Statutory diluted	166.0	148.3	154.4
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	107	130	94
Trust preferred securities (TPS) – issued 15 March 2006	3,986	—	—
30  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Financial Statements
Consolidated Balance Sheet
As at 31 December 2006

	As at
		31/12/06	30/06/06	31/12/05
	Note	$M	$M	$M

Assets
Cash and liquid assets		7,606	5,131	7,269
Receivables due from other financial institutions		5,686	7,107	5,279
Assets at fair value through Income Statement:
Trading		18,887	15,758	15,617
Insurance		24,520	24,437	25,141
Other		4,838	2,944	3,590
Derivative assets		10,519	9,675	8,238
Available-for-sale investments		11,434	11,203	9,605
Loans, advances and other receivables	5	277,962	259,176	245,606
Bank acceptances of customers		18,395	18,310	17,263
Investment property		273	258	252
Property, plant and equipment		1,325	1,314	1,143
Investment in associates		216	190	191
Intangible assets		7,846	7,809	7,740
Deferred tax assets		638	650	891
Other assets		5,846	5,141	3,368

		395,991	369,103	351,193
Assets held for sale	11	1,270	—	—

Total assets		397,261	369,103	351,193

Liabilities

Deposits and other public borrowings	7	188,819	173,227	168,723
Payables due to other financial institutions		12,432	11,184	9,902
Liabilities at fair value through Income Statement		17,986	13,811	16,322
Derivative liabilities		13,238	10,820	9,391
Bank acceptances		18,395	18,310	17,263
Current tax liabilities		685	378	575
Deferred tax liabilities		1,384	1,336	1,153
Other provisions		826	821	846
Insurance policy liabilities		22,729	22,225	23,055
Debt issues		82,561	78,591	70,036
Managed funds units on issue		438	1,109	1,031
Bills payable and other liabilities		5,379	6,053	3,917

		364,872	337,865	322,214
Loan capital		9,902	9,895	9,129

Total liabilities		374,774	347,760	331,343

Net assets		22,487	21,343	19,850

Shareholders’ Equity

Share capital:
Ordinary share capital	9	13,920	13,505	13,801
Other equity instruments	9	939	939	—
Reserves	9	1,979	1,904	1,936
Retained profits	9	5,141	4,487	3,590

Shareholders’ equity attributable to members of the Bank		21,979	20,835	19,327

Minority interests:
Controlled entities		508	508	523

Total shareholders’ equity		22,487	21,343	19,850

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  31

Financial Statements
Consolidated Statement of Recognised Income and Expense
For the half year ended 31 December 2006

	Half Year Ended
		31/12/06	30/06/06	31/12/05
	Note	$M	$M	$M

Actuarial gains and losses from defined benefit superannuation plans		149	319	68
Gains and losses on cash flow hedging instruments:
Recognised in equity		206	66	23
Transferred to the Income Statement		(26)	(69)	11
Gains and losses on available-for-sale investments:
Recognised in equity		(37)	61	(10)
Transferred to the Income Statement on disposal		(6)	(34)	1
Transferred to the Income Statement on impairment		—	—	(3)
Revaluation of properties		—	19	—
Transfer from FCTR to the Income Statement on disposal		—	—	41
Exchange differences on translation of foreign operations		97	(312)	80
Income tax on items transferred directly to/from equity:
FCTR		(10)	30	(17)
Available-for-sale investments revaluation reserve		16	(5)	(1)
Revaluation of properties		—	(4)	—
Cash flow hedge reserve		(57)	—	(11)

Net income recognised directly in equity		332	71	182
Profit for the period		2,204	1,942	2,017

Total net income recognised for the period		2,536	2,013	2,199

Attributable to:
Members of the parent		2,523	2,000	2,181
Minority Interests		13	13	18

Total net income recognised for the period		2,536	2,013	2,199

32  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Financial Statements
Consolidated Statement of Cash Flows (1)
For the half year ended 31 December 2006

	Half Year Ended
			31/12/06	30/06/06	31/12/05
	Note		$M	$M	$M

Cash Flows from Operating Activities
Interest received			11,163	10,191	9,521
Interest paid			(7,784)	(6,167)	(6,388)
Other operating income received			2,145	1,515	2,804
Expenses paid			(2,917)	(2,923)	(2,886)
Income taxes paid			(683)	(690)	(1,290)
Net (increase)/decrease in assets at fair value through Income Statement (excluding life insurance)			(1,501)	483	(790)
Life insurance business:
Investment income			965	773	1,626
Premiums received (2)			1,143	1,114	1,224
Policy payments (2)			(2,088)	(2,268)	(2,670)
Net increase/(decrease) in liabilities at fair value through Income Statement (excluding life insurance)			4,110	(1,054)	2,499

Cash flows from operating activities before changes in operating assets and liabilities			4,553	974	3,650

Changes in operating assets and liabilities arising from cash flow movements
Movement in available-for-sale investments:
Purchases			(12,553)	(16,687)	(11,502)
Proceeds from sale			1,489	230	416
Proceeds at or close to maturity			10,552	13,837	10,994
Lodgement of deposits with regulatory authorities			(8)	(29)	—
Net (increase) in loans, advances and other receivables			(16,415)	(14,112)	(17,884)
Net (increase)/decrease in receivables due from other financial institutions not at call			(1,710)	132	(1,013)
Net (increase)/decrease in securities purchased under agreements to resell			(1,245)	729	(192)
Life insurance business:
Purchase of insurance assets at fair value through Income Statement			(5,643)	(2,364)	(5,714)
Proceeds from sale/maturity of insurance assets at fair value through Income Statement			5,780	2,912	6,486
Net increase in deposits and other public borrowings			13,000	4,002	8,797
Net proceeds from issuance of debt securities			2,847	9,437	5,168
Net increase in payables due to other financial institutions not at call			2,913	1,920	651
Net increase in securities sold under agreements to repurchase			1,081	222	106

Changes in operating assets and liabilities arising from cash flow movements			88	229	(3,687)

Net cash provided by/(used in) operating activities	10	(a)	4,641	1,203	(37)

Cash flows from Investing Activities
Payment for acquisition of entities and management rights	10	(e)	(3)	(418)	—
Proceeds from disposal of controlled entities (net of cash disposals)	10	(c)	—	—	553
Net proceeds from disposal of other entities			—	35	—
Dividends received			1	3	1
Proceeds from sale of property, plant and equipment			5	21	11
Purchases of property, plant and equipment			(118)	(266)	(119)
Payment for acquisition of investments in associates/joint ventures			(6)	(9)	(143)
Purchases of intangible assets			(68)	(68)	(22)
Purchases of assets held for sale			(1,258)	—	—
Net (increase)/decrease in other assets			(314)	(477)	508

Net cash (used in)/provided by investing activities			(1,761)	(1,179)	789

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Gross premiums and policy payments before splitting between policyholders and shareholders.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  33

Financial Statements
Consolidated Statement of Cash Flows (1)(continued)
For the half year ended 31 December 2006

	Half Year Ended
			31/12/06	30/06/06	31/12/05
	Note		$M	$M	$M

Cash Flows from Financing Activities
Buy back of shares			—	(499)	(1)
Proceeds from issue of shares (net of costs)			13	14	35
Proceeds from issue of other equity instruments (net of costs)			—	939	—
Dividends paid (excluding Dividend Reinvestment Plan)			(1,396)	(990)	(1,173)
Net movement in other liabilities			(401)	685	(546)
Net sale/(purchase) of treasury shares			34	(29)	19
Issue of loan capital			1,615	1,679	767
Redemption of loan capital			(1,069)	(513)	(402)
Other			67	(4)	5

Net cash (used in)/provided by financing activities			(1,137)	1,282	(1,296)

Net increase/(decrease) in cash and cash equivalents			1,743	1,306	(544)
Cash and cash equivalents at beginning of period			2,038	732	1,276

Cash and cash equivalents at end of period	10	(b)	3,781	2,038	732

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.
34  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 1 Accounting Policies
General Information
The Financial Statements of the Commonwealth Bank of Australia (the ‘Bank’) and the Bank and its subsidiaries (the ‘Group’) for the half year ended 31 December 2006, were approved and authorised for issue by the Board of Directors on 14 February 2007.
The Bank is incorporated and domiciled in Australia. It is a company limited by shares that are publicly traded on the Australian Stock Exchange. The address of its registered office is Level 7, 48 Martin Place, Sydney NSW 1155, Australia.
The Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial period were:
(i) Banking
The Group provides retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group also offers commercial products including business loans, equipment and trade finance, and rural and agribusiness products. The Group also has full service banking operations in New Zealand, Fiji and Indonesia. The Group has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, regions of China, Tokyo and Malta.
(ii) Funds Management
The Group’s funds management business comprises wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and international shares, property, fixed interest and cash. The Group also has funds management businesses in New Zealand, the United Kingdom and Asia.
(iii) Insurance
The Group provides term insurance, disability insurance, annuities, master trusts, investment products and household general insurance. Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and in Asia and the Pacific.
There have been no significant changes in the nature of the principal activities of the Group during the half year.
(a) Bases of accounting
This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting.
This half year financial report complies with current Australian Accounting Standards which consist of Australian equivalents to International Financial Reporting Standards (AIFRS).
This half year financial report does not include all notes of the type normally included within the Annual Financial Report and therefore, cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the Annual Financial Report.
As a result, this report should be read in conjunction with the 30 June 2006 Annual Financial Report of the Group included in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006 and any public announcements made in the period by the Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.
For the purpose of this half year Financial Report, the half year has been treated as a discrete reporting period.
(b) Basis of preparation
The accounting policies followed in this half year Financial Report are the same as those applied in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  35

Notes to the Financial Statements
Note 2 Income from Ordinary Activities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Banking
Interest income	11,565	10,120	9,638
Fees and commissions	1,276	1,231	1,204
Trading income	306	261	244
Gain on disposal of non-trading instruments	82	44	1
Loss on other financial instruments (including non-trading derivatives) (1)	(129)	(39)	(40)
Dividends	1	3	1
Net (loss)/gain on sale of property, plant and equipment	(4)	4	—
Other income	80	87	35

	13,177	11,711	11,083

Funds Management, Investment contract and Insurance contract revenue
Funds management and investment contract income including premiums	905	852	737
Insurance contract premiums and related income	577	479	573
Investment income (2)	1,665	1,057	2,072

	3,147	2,388	3,382

Total income from ordinary activities	16,324	14,099	14,465

(1)	The December 2006 half includes an accounting loss of $66 million ($46 million after tax) due to the unwind of a structured financing transaction at the request of the counterparty. The transaction had been fully economically hedged at inception in 2003, and on transition to AIFRS on 1 July 2005 the hedge profit was recognised in retained profits. Interest expense offsetting the hedge was being amortised over the life of the transaction. The unwind of the transaction brings forward the recognition of this expense to the current period. There is no overall economic loss incurred by the Group. The Group is not aware of any other contracts of a similar nature.

(2)	The December 2005 half includes profit on sale of the Hong Kong Insurance Business of $145 million.
36  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 3 Operating Expenses

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Staff Expenses
Salaries and wages	1,340	1,237	1,182
Share based compensation (1)	56	17	22
Superannuation contributions	4	4	4
Provisions for employee entitlements	32	31	35
Payroll tax	74	62	61
Fringe benefits tax	16	17	17
Other staff expenses	65	69	65

Total staff expenses	1,587	1,437	1,386

Occupancy and Equipment Expenses
Operating lease rentals	179	169	169
Depreciation:
Buildings	11	11	11
Leasehold improvements	30	28	28
Equipment	34	31	33
Operating lease assets	13	5	4
Repairs and maintenance	32	39	34
Other	36	28	31

Total occupancy and equipment expenses	335	311	310

Information Technology Services
Application maintenance and development	130	179	185
Data processing	110	109	118
Desktop	59	61	76
Communications	97	99	102
Amortisation of software assets	30	27	16
IT equipment depreciation	13	8	5

Total information technology services	439	483	502

Other Expenses
Postage	56	60	58
Stationery	53	47	51
Fees and commissions	316	322	314
Advertising, marketing and loyalty	148	161	146
Amortisation of other intangible assets (excluding software)	4	4	2
Non-lending losses	57	64	52
Other	149	138	146

Total other expenses	783	796	769

Total Operating Expenses	3,144	3,027	2,967

(1)	Changes to the market conditions of the Equity Reward Plan were approved by the Group’s Remuneration Committee in November 2006. This modification has changed the definition of the comparator group against which the Bank’s Total Shareholder Return is compared. In relation to the 2002 and 2003 plans, this modification has resulted in additional vesting of $36 million in the half year to 31 December 2006.

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     37

Notes to the Financial Statements
Note 4 Income Tax Expense

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Profit from Ordinary Activities before Income Tax
Banking	2,547	2,342	2,252
Funds management	373	324	319
Insurance	282	230	427
Defined benefit superannuation plan income/(expense)	5	(8)	(27)

	3,207	2,888	2,971

Prima Facie Income Tax at 30%
Banking	765	701	676
Funds management	112	97	96
Insurance	85	69	128
Defined benefit superannuation plan income/(expense)	1	(2)	(8)

	963	865	892

Tax effect of expenses that are non-deductible/income non-assessable in determining taxable profit:

Current period
Taxation offsets and other dividend adjustments	(4)	(11)	(18)
Tax adjustment referable to policyholder income	96	91	141
Non—assessable capital gains	—	2	(45)
Tax losses recognised	(4)	(32)	(3)
Other	(16)	(1)	4

	72	49	79

Prior periods
Other	(32)	32	(17)

Total income tax expense	1,003	946	954

Income Tax Attributable to Profit from Ordinary Activities
Banking	714	688	640
Funds management	85	77	62
Insurance	66	51	51

Corporate tax expense	865	816	753
Policyholder tax expense	138	130	201

Total income tax expense	1,003	946	954

Effective Tax Rate	%	%	%
Total — corporate	28. 2	29. 6	27. 2
Banking — corporate	28. 0	29. 5	28. 8
Funds management — corporate	30. 1	32. 0	29. 5
Insurance — corporate	28. 1	27. 9	15. 2

New Zealand Subsidiaries
Assessments have been received from the IRD in respect of one structured finance investment in relation to the year ended 30 June 2001. Notices of proposed adjustment have been received for other similar investments for other years.
The Bank is confident that the tax treatment it has adopted for these investments is correct, and any assessments received will be disputed.

38       Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 5 Loans, Advances and Other Receivables

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Australia
Overdrafts	2,272	2,672	2,220
Housing loans (including securitisation)	150,834	144,834	135,990
Credit card outstandings	7,071	6,997	6,870
Lease financing	4,617	4,924	4,906
Bills discounted	3,303	2,779	3,898
Term loans	62,613	56,950	51,938
Redeemable preference share financing	—	1	6
Other lending	386	597	401
Other securities	4	—	—

Total Australia	231,100	219,754	206,229

Overseas
Overdrafts	2,064	2,435	2,694
Housing loans	25,887	22,287	23,349
Credit card outstandings	518	428	478
Lease financing	329	139	124
Bills discounted	24	7	—
Term loans	19,020	15,282	14,265
Redeemable preference share financing	1,194	1,194	894
Other lending	74	8	34
Other securities	480	438	300

Total Overseas	49,590	42,218	42,138

Gross loans, advances and other receivables	280,690	261,972	248,367

Less:
Provisions for impairment:
Collective provision	(1,040)	(1,046)	(1,041)
Individually assessed provisions	(171)	(171)	(179)
Unearned income:
Term loans	(931)	(934)	(921)
Lease financing	(586)	(645)	(620)

	(2,728)	(2,796)	(2,761)

Net loans, advances and other receivables	277,962	259,176	245,606

Note 6 Asset Quality

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Total Impaired Assets
Gross non—accruals	338	326	396
Less individually assessed provisions for impairment	(171)	(171)	(179)

Total net impaired assets	167	155	217

Net impaired assets by geographical segment
Australia	159	146	214
Overseas	8	9	3

Total	167	155	217

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     39

Notes to the Financial Statements
Note 6 Asset Quality (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Provisions for impairment losses
Collective provisions
Opening balance	1,046	1,041	1,021
Charge against Income Statement	195	210	188
Net transfer to individually assessed provisions	(239)	(240)	(200)
Transfer from other credit provisions	5	—	—
Impairment losses recovered	55	70	57
Adjustments for foreign exchange movements and other items	5	(8)	1

	1,067	1,073	1,067
Impairment losses written off	(27)	(27)	(26)

Closing balance	1,040	1,046	1,041

Individually assessed provisions
Opening balance	171	179	191
Transfer from collective provision for:
New and increased provisioning	249	254	214
Less write—back of provisions no longer required	(10)	(14)	(14)

Net transfer	239	240	200

Discount unwind to interest income	(3)	(7)	(6)
Adjustments for foreign exchange movements and other items	(4)	(6)	3
Impairment losses	(232)	(235)	(209)

Closing balance	171	171	179

Total provisions for loan impairment	1,211	1,217	1,220
Other credit provisions (1)	19	24	24

Total provisions for impairment losses	1,230	1,241	1,244

(1)	Included in Other Provisions.

	%	%	%

Provision Ratios
Collective provisions as a % of risk weighted assets	0.44	0.48	0.51
Prudential general reserve for credit losses as a % of risk weighted assets (1)	0.68	0.71	0.71
Individually assessed provisions for impairment as a % of gross impaired assets	50.6	52.5	45.2
Total provisions for impairment losses as a % of gross impaired assets	363.9	380.7	314.1

(1)	While the Group is required to maintain a Prudential General Reserve for Credit Losses (“GRCL”) to cover credit losses estimated over the life of portfolio facilities, from 1 July 2006 the Australian prudential regulator, APRA, no longer requires banks to maintain a minimum provisioning benchmark of 0.5% (after tax) of risk weighted assets. The Group’s GRCL within shareholders’ equity, which is over and above APRA requirements, has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes (refer to Capital Adequacy, Appendix 8, pages 79-81).

	Half Year Ended
	31/12/06	30/06/06	31/12/05
Impaired Asset Ratios	%	%	%

Gross impaired assets % of risk weighted assets	0.14	0.15	0.20
Net impaired assets as a % of:
Risk weighted assets	0.07	0.07	0.11
Total shareholders’ equity	0.74	0.73	1.09

Provisioning Policy
Provisions for impairment are maintained at an amount adequate to cover incurred credit losses.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant and individually or collectively for financial assets that are not individually significant. If there is objective evidence of impairment, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
For prudential reporting purposes the collective provision ($1,040 million), other credit provisions ($19 million), fair value credit adjustments ($31 million) and General Reserve for Credit Losses (pre-tax equivalent $500 million), a total of $1,590 million, equates to 0.68% of risk weighted assets.

40     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 6 Asset Quality (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Impaired Assets
Total income received	4	7	4
Interest income forgone	3	5	6

Movement in Impaired Asset Balances
Gross impaired assets opening balance	326	396	395
New and increased impaired assets	401	380	365
Balances written off	(241)	(241)	(209)
Returned to performing or repaid	(148)	(209)	(155)

Gross impaired assets closing balance	338	326	396

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired asset summary.

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Loans Accruing but Past Due 90 Days or More
Housing loans	161	155	154
Other loans	133	137	119

Total	294	292	273

Note 7 Deposits and Other Public Borrowings

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Australia
Certificates of deposit	20,590	18,185	17,351
Term deposits	46,004	43,210	42,959
On demand and short-term deposits	85,691	81,547	77,902
Deposits not bearing interest	6,617	5,872	6,149
Securities sold under agreements to repurchase	2,478	1,380	1,092

Total Australia	161,380	150,194	145,453

Overseas
Certificates of deposit	2,414	959	935
Term deposits	14,987	13,790	13,992
On demand and short-term deposits	8,351	7,088	7,024
Deposits not bearing interest	1,672	1,166	1,222
Securities sold under agreements to repurchase	15	30	97

Total Overseas	27,439	23,033	23,270

Total deposits and other public borrowings	188,819	173,227	168,723

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     41

Notes to the Financial Statements
Note 8 Financial Reporting by Segments
This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed Income Statements by segment.

	Half Year Ended 31 December 2006
		Funds
	Banking	Management	Insurance	Total
	$M	$M	$M	$M

Primary Segment
Business Segments
Income Statement

Interest income	11,565	—	—	11,565
Insurance premium and related revenue	—	—	577	577
Other income	1,612	2,097	473	4,182

Total revenue	13,177	2,097	1,050	16,324

Interest expense	8,080	—	—	8,080

Segment result before income tax	2,552	373	282	3,207
Income tax expense	(714)	(176)	(113)	(1,003)

Segment result after income tax	1,838	197	169	2,204
Minority interests	(13)	—	—	(13)

Segment result after income tax and minority interests	1,825	197	169	2,191

Net profit attributable to shareholders of the Bank	1,825	197	169	2,191

Non—Cash Expenses
Intangible asset amortisation	34	—	—	34
Loan impairment expense	195	—	—	195
Depreciation	95	2	4	101
Defined benefit superannuation plan (income)	(5)	—	—	(5)
Other	31	1	—	32

Balance Sheet
Total assets	367,250	19,575	10,436	397,261
Acquisition of property, plant & equipment, intangibles and other non—current assets	169	5	12	186
Investments in associates	134	49	33	216
Total liabilities	350,199	17,117	7,458	374,774

42     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 8 Financial Reporting by Segments (continued)

	Half Year Ended 31 December 2005
		Funds
	Banking	Management	Insurance	Total
	$M	$M	$M	$M

Primary Segment
Business Segments
Income Statement

Interest income	9,638	—	—	9,638
Insurance premium and related revenue	—	—	573	573
Other income	1,445	2,116	693	4,254

Total revenue	11,083	2,116	1,266	14,465

Interest expense	6,383	—	—	6,383

Segment result before income tax	2,225	319	427	2,971
Income tax expense	(640)	(171)	(143)	(954)

Segment result after income tax	1,585	148	284	2,017
Minority interests	(15)	(3)	—	(18)

Segment result after income tax and minority interests	1,570	145	284	1,999

Net profit attributable to shareholders of the Bank	1,570	145	284	1,999

Non—Cash Expenses
Intangible asset amortisation	18	—	—	18
Loan impairment debts expense	188	—	—	188
Depreciation	76	2	3	81
Defined benefit superannuation plan (income)/expense	27	—	—	27
Other	34	1	—	35

Balance Sheet
Total assets	321,477	19,650	10,066	351,193
Acquisition of property, plant & equipment, intangibles and other non—current assets	122	81	20	223
Investments in associates (1)	120	42	29	191
Total liabilities	307,055	16,500	7,788	331,343

(1)	During the half year ended 30 June 2006, an associate investment acquired during the 2006 financial year was reclassified from the Insurance segment to the Funds Management segment. December 2005 half year has been restated on a consistent basis.

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     43

Notes to the Financial Statements
Note 8 Financial Reporting by Segments (continued)

	Half Year Ended
	31/12/06		31/12/05
	$M	%	$M	%

Secondary Segment
Geographical Segment
Financial Performance

Revenue
Australia	13,117	80.3	11,603	80.2
New Zealand	2,151	13.2	1,982	13.7
Other countries (1)	1,056	6.5	880	6.1

	16,324	100.0	14,465	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	1,756	80.2	1,547	77.4
New Zealand	235	10.7	192	9.6
Other countries (1)	200	9.1	260	13.0

	2,191	100.0	1,999	100.0

Assets
Australia	321,448	80.9	287,191	81.8
New Zealand	50,902	12.8	45,401	12.9
Other countries (1)	24,911	6.3	18,601	5.3

	397,261	100.0	351,193	100.0

Acquisition of Property, Plant & Equipment and Intangibles and Other Non—current Assets
Australia	146	78.4	201	90.1
New Zealand	36	19.4	17	7.6
Other countries (1)	4	2.2	5	2.3

	186	100.0	223	100.0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
The geographical segment represents the location in which the transaction was booked.

44     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 9 Detailed Consolidated Statement of Changes in Equity

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Equity reconciliations
Ordinary Share Capital
Opening balance	13,505	13,801	13,486
Buy back of shares	—	(499)	(1)
Dividend reinvestment plan	300	219	262
Exercise of executive options	13	15	35
(Purchase)/sale and vesting of treasury shares (1)	102	(29)	19
Issue costs	—	(2)	—

Closing balance	13,920	13,505	13,801

Other Equity Instruments
Opening balance	939	—	—
Issue of instruments	—	947	—
Issue costs	—	(8)	—

Closing balance	939	939	—

Retained profits
Opening balance	4,487	3,590	3,063
Actuarial gains and losses from defined benefit superannuation plan	149	319	68
Realised gains and dividend income on treasury shares held within the Group’s life insurance statutory funds (1)	9	59	26
Operating profit attributable to members of the Bank	2,191	1,929	1,999

Total available for appropriation	6,836	5,897	5,156
Transfers (to)/from general reserve	1	(133)	(106)
Transfers (to)/from general reserve for credit losses	—	(67)	(25)
Interim dividend — cash component	—	(992)	—
Interim dividend — dividend reinvestment plan	—	(219)	—
Final dividend — cash component	(1,368)	1	(1,173)
Final dividend — dividend reinvestment plan	(300)	—	(262)
Other dividends	(28)	—	—

Closing balance	5,141	4,487	3,590

Reserves
General Reserve
Opening balance	1,221	1,088	982
Appropriation (to)/from retained profits	(1)	133	106

Closing balance	1,220	1,221	1,088

Capital Reserve
Opening balance	285	284	282
Reversal of revaluation surplus on sale of property	1	1	2

Closing balance	286	285	284

(1)	Relates to movements in treasury shares held within life insurance statutory funds and the employee share scheme trust.

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     45

Notes to the Financial Statements
Note 9 Detailed Consolidated Statement of Changes in Equity (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Asset Revaluation Reserve
Opening balance	131	117	119
Revaluation of properties	—	19	—
Transfers on sale of properties	(1)	(1)	(2)
Tax on adjustments	—	(4)	—

Closing balance	130	131	117

Foreign Currency Translation Reserve
Opening balance	(241)	41	(63)
Currency translation adjustments of foreign operations	97	(312)	80
Transferred to the Income Statement on disposal	—	—	41
Tax on translation adjustments	(10)	30	(17)

Closing balance	(154)	(241)	41

Cash Flow Hedge Reserve
Opening balance	59	62	39
Gains and losses on cash flow hedging instruments:
Recognised in equity	206	66	23
Transferred to the Income Statement	(26)	(69)	11
Tax on cash flow hedging instruments	(57)	—	(11)

Closing balance	182	59	62

Employee Compensation Reserve
Opening balance	34	18	23
Current period movement	(107)	16	(5)

Closing balance	(73)	34	18

General Reserve for Credit Losses (1)
Opening balance	350	283	258
Appropriation from retained profits	—	67	25

Closing balance	350	350	283

Available-for-Sale Investments Reserve
Opening balance	65	43	56
Net gains and losses on available-for-sale investments	(37)	61	(10)
Net gains and losses on available-for-sale investments transferred to the Income Statement on disposal	(6)	(34)	1
Impairment of available-for-sale investments transferred to the Income Statement	—	—	(3)
Tax on available-for-sale investments	16	(5)	(1)

Closing balance	38	65	43

Total Reserves	1,979	1,904	1,936

Shareholders’ Equity Attributable to Members of the Bank	21,979	20,835	19,327
Shareholders’ Equity Attributable to Minority Interests	508	508	523

Total Shareholders’ Equity	22,487	21,343	19,850

(1)	While the Group is required to maintain a Prudential General Reserve for Credit Losses (“GRCL”) to cover credit losses estimated over the life of portfolio facilities, from 1 July 2006 the Australian prudential regulator, APRA, no longer requires banks to maintain a minimum provisioning benchmark of 0.5% (after tax) of risk weighted assets. The Group’s GRCL within Shareholders’ Equity, which is over and above APRA requirements, has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes (refer to Capital Adequacy, Appendix 8, pages 79-81).

46     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 10 Notes to the Statement of Cash Flows
(a) Reconciliation of Operating Profit after Income Tax to Net Cash provided by/(used in) Operating Activities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Operating profit after income tax	2,204	1,942	2,017
(Increase)/decrease in interest receivable	(388)	21	(120)
Increase/(decrease) in interest payable	290	818	(34)
Net (increase)/decrease in assets at fair value through Income Statement (excluding life insurance)	(4,097)	1,007	(1,060)
Net (gain)/loss on sale of controlled entities and associates	—	(18)	(145)
(Increase)/decrease in derivative assets	(845)	(1,438)	1,566
Loss/(gain) on sale of property plant and equipment	4	1	(5)
Loan impairment expense	195	210	188
Depreciation and amortisation	135	110	99
Increase/(decrease) in liabilities at fair value through Income Statement (excluding life insurance)	4,198	(2,330)	3,704
Increase/(decrease) in derivative liabilities	2,418	1,429	(1,874)
Increase/(decrease) in other provisions	6	(46)	(46)
Increase/(decrease) in income taxes payable	260	(197)	(258)
Increase/(decrease) in deferred income taxes payable	48	194	(12)
Decrease/(increase) in deferred tax assets	11	250	(66)
(Increase)/decrease in accrued fees/reimbursements receivable	(174)	48	(136)
Increase/(decrease) in accrued fees and other items payable	109	(84)	217
Unrealised loss/(gain) on revaluation of assets at fair value through Income Statement (excluding life insurance)	43	(122)	10
Change in life insurance policy liabilities	(326)	(904)	(307)
Increase in cash flow hedge reserve	180	31	—
Changes in operating assets and liabilities arising from cash flow movements	88	229	(3,687)
Other	282	52	(88)

Net cash provided by/(used in) operating activities	4,641	1,203	(37)

(b) Reconciliation of Cash
For the purposes of the Statement of Cash Flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Notes, coins and cash at bank	2,559	1,703	3,023
Other short term liquid assets	864	491	581
Receivables due from other financial institutions — at call (1)	3,504	4,657	2,754
Payables due to other financial institutions — at call (1)	(3,146)	(4,813)	(5,626)

Cash and cash equivalents at end of half year	3,781	2,038	732

(1) At call includes receivables and payables due from and to financial institutions within three months.
(c) Disposal of Controlled Entities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Fair value of net tangible assets disposed:
Cash and liquid assets	—	—	55
Assets at fair value through Income Statement	—	—	2,297
Other assets	—	—	148
Life insurance policy liabilities	—	—	(1,996)
Bills payable and other liabilities	—	—	(41)
Profit on sale	—	—	145

Cash consideration received	—	—	608
Less: cash and cash equivalents disposed	—	—	(55)

Net cash inflows on disposal	—	—	553

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     47

Notes to the Financial Statements
Note 10 Notes to the Statement of Cash Flows (continued)
(d) Non-cash financing and investing activities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Shares issued under the Dividend Reinvestment Plan	300	219	262

(e) Acquisition of Controlled Entities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Fair value of assets acquired:
Minority interests	—	126	—
Goodwill	3	7	—
Other intangibles	—	122	—
Other assets	—	167	—
Bills payable and other liabilities	—	(8)	—

Cash consideration paid	3	414	—

Less: Cash and cash equivalents acquired	—	—	—

Net cash outflow on acquisition	3	414	—

(f) Financing Facilities
Standby funding lines are immaterial.

48     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 11 Assets Held for Sale
During the half year ended 31 December 2006 the Group purchased through Colonial First State a 32% stake in AWG plc. The stake was acquired through the purchase of preference shares and eurobonds that have been classified as Assets Held for Sale ($1.3 billion), as the Group intends to dispose of its holding into Australian and European based infrastructure funds within the next 12 months.
Until sold, the holding will be measured at the lower of carrying amount and fair value less costs to sell. Interest revenue on the eurobonds will be accrued, while dividend revenue on the preference shares will be recognised when declared.
Note 12 Events after the end of the Financial Period
Dividends
The Directors have declared a fully franked dividend of 107 cents per share — amounting to $1,380 million for the half year ended 31 December 2006. On 13 February 2007 the appointment of Mr Harrison Young as a Director of the Bank was announced. Mr Young’s appointment was effective immediately.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the half year that has significantly affected or may significantly affect the operations of the Bank, the results of those operations, or the state of affairs of the Bank in subsequent financial years.
Note 13 Contingent Liabilities
There have been no material changes in contingent liabilities since those disclosed in the Financial Statements for the year ended 30 June 2006. Refer to Note 42 in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Note 14 Acquisitions of Business Interest
Hangzhou City Commercial Bank
On 27 December 2006, the Bank invested a further A$5.8 million in Hangzhou City Commercial Bank (HZB) to maintain its interest of 19.9% following HZB’s issuance of additional share capital.

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     49

Notes to the Financial Statements
Note 15 Pensions
Details of Superannuation (Pension) Plan Expense
The Bank’s major superannuation (pension) plans are the Officers’ Superannuation Fund (OSF) and the Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS). Components of the defined benefit superannuation (pension) plan expense under US GAAP were as follows:

	OSF		CBA(UK)SBS		Total
	Half year to	Half year to	Half year to	Half year to	Half year to	Half year to
	31 December	31 December	31 December	31 December	31 December	31 December
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M

Service cost	(15)	(20)	(2)	(2)	(17)	(22)
Interest cost	(94)	(86)	(11)	(10)	(105)	(96)
Expected return on plan assets	184	156	11	9	195	165
Amortisation of transitional obligation assets	—	—	—	—	—	—
Recognised net gain (loss)	—	—	—	(1)	—	(1)
Amortisation of prior service costs	—	—	—	—	—	—
Employer financed benefits within Accumulation Division	(67)	(74)	—	—	(67)	(74)
Settlements & Curtailment Effects	—	—	—	—	—	—
Cost of Special Termination Benefits	—	—	—	—	—	—

Defined benefit superannuation (Pension) plan (expense) income under US GAAP	8	(24)	(2)	(4)	6	(28)

During the six months ended 31 December 2006, the Bank contributed $12 million to the CBA(UK)SBS. It currently expects to contribute an additional $6 million to the CBA(UK)SBS in the six months to 30 June 2007 bringing the total to $18 million for the 2006/2007 fiscal year. The Bank continues to be on a contributions holiday in respect of the OSF.
Note 16 Ratio of Earnings to Fixed Charges

	Half Year Ended
	31/12/06	31/12/06	31/12/05	31/12/05
	AIFRS	US GAAP	AIFRS	US GAAP
Ratio of Earnings to Fixed Changes	$M	$M	$M	$M

Net profit before tax and fixed charges (interest expense and rental costs)	11,369	12,163	9,327	7,953
Fixed charges	8,168	7,868	6,439	6,211

Ratio of earnings to fixed charges	1.4	1.5	1.4	1.3

Note 17 Earnings Per Share

	Half Year Ended
	31/12/06	31/12/06	31/12/05	31/12/05
Earnings Per Share Computation	AIFRS	US GAAP	AIFRS	US GAAP

Net profit under AIFRS/Net Income under US GAAP — available for ordinary shares ($M)	2,163	2,937	1,999	1,187
Add back preference dividends (after tax) ($M)	75	75	47	26
Net profit under AIFRS/net income under US GAAP — for diluted EPS ($M)	2,238	3,012	2,046	1,213
Weighted average number of shares (M)	1,276	1,276	1,273	1,273
Diluted weighted average number of shares (M)	1,348	1,348	1,324	1,308
Earnings per share (cents) basic	169.6	230.1	157.1	93.3
Earnings per share (cents) diluted	166.0	223.4	154.5	92.7

50     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles
The consolidated Financial Statements of the Group are prepared in accordance with AIFRS (refer Note 1 to the Financial Statements), which differ in some respects from Generally Accepted Accounting Principles in the US (US GAAP). This note outlines the significant adjustments between the consolidated Net Profit, Shareholders’ Equity and consolidated Balance Sheet disclosed in these Financial Statements and the amounts which would be reported in accordance with US GAAP.
Consolidated Statement of Profit and Loss

			31/12/06	31/12/05
For the half year ended 31 December 2006	Footnote		$M	$M

Net profit reported under AIFRS			2,191	1,999
Pension expense adjustment	(f	)	—	(1)
Amortisation of identifiable intangible assets	(g),(t	)	(9)	(9)
Movement in life insurance value of business acquired	(h	)	(35)	(43)
Movement in life insurance policyholder liabilities	(l	)	(1)	14
Reversal of unrealised gains and depreciation on life insurance and other property investments	(j	)	27	(36)
Reversal of unrealised gains on assets and liabilities at fair value through profit and loss	(e	)	(76)	(31)
Movement in life insurance deferred acquisition costs	(m	)	6	2
Adjustment to derivative and hedge accounting	(o	)	1,053	(983)
Reversal of redundancy provision	(c	)	—	11
Deconsolidation of Variable Interest Entities	(r	)	(1)	—
Reversal of software write-off and software amortisation	(s	)	122	(14)
Deconsolidation of QSPEs established for securitisation	(n	)	(14)	(127)
Gain on sale of Hong Kong Insurance Business	(u	)	—	49
Adjustment for costs of loan origination	(v	)	14	4
Adjustment in relation to securitised loans	(n	)	95	—
Movement in deferred tax relating to life insurance policyholder liabilities	(a	)	5	(7)
Tax effects of US GAAP adjustments			(413)	359

Net Income according to US GAAP			2,964	1,187

Other Comprehensive Income
Foreign currency translation reserve. Tax included within balance — 2006: $26 million, 2005: $26 million	(k	)	87	33
Pension plan — movement in minimum liability	(k	)	(7)	(5)

Unrealised gains/(losses) on available-for-sale investments. Tax included within balance — 2006: $(17) million, 2005: $(17) million	(e	)	64	(47)
Adjustment to derivative and hedge accounting. Tax included within balance — 2006: $56 million, 2005: $26 million	(o	)	(60)	(50)

Total Other Comprehensive Income/(loss)			84	(69)

Total Comprehensive Income according to US GAAP			3,048	1,118

Basic earnings per share on Net Income according to US GAAP (cents)			230	93
Fully diluted earnings per share on Net Income according to US GAAP (cents)			223	93

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     51

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)

			31/12/06	31/12/05
Consolidated Statement of Shareholders’ Equity	Footnote		$M	$M

Shareholders’ Equity
Shareholders’ Equity reported under AIFRS, excluding outside equity interests			21,979	19,327
Reversal of unrealised gains on assets and liabilities at fair value through profit and loss	(e	)	(55)	(51)
Prepaid pension cost	(f	)	(561)	111
Life insurance business recognition of additional goodwill	(g	)	332	332
Amortisation of identifiable intangible assets	(g	)	(121)	(102)
Goodwill amortisation to 30 June 2002	(g	)	(78)	(78)
Reversal of goodwill amortisation	(g	)	646	646
Movement in value of business acquired	(h	)	(1,312)	(1,181)
Movement in deferred acquisition costs	(m	)	(327)	(321)
Equity issued for Colonial acquisition	(t	)	(1,026)	(1,026)
Reversal of unrealised gain and accumulated depreciation on life insurance and other property investments	(j	)	(139)	(160)
Movement in policyholder liabilities	(l	)	357	366
Movement in deferred tax relating to policyholder liabilities	(l	)	(107)	(108)
Adjustment to derivative and hedge accounting	(o	)	(1,253)	(1,092)
Reversal of redundancy provision	(c	)	37	85
Deconsolidation of variable interest entities	(r	)	(1)	—
Reversal of software write-off and software amortisation	(s	)	243	110
Reversal of asset revaluation reserve	(i	)	(138)	(118)
Deconsolidation of Employee Share ownership Plans (“ESOP”)	(b	)	47	134
Deconsolidation of QSPEs established for securitisation	(n	)	(11)	(61)
Gain on sale of Hong Kong Insurance Business	(u	)	(71)	(71)
Adjustment for costs of loan origination	(v	)	250	233
Adjustment in relation to securitised loans	(n	)	158	—
Tax effect of foreign currency translation reserve	(a	)	26	26
Tax effects of US GAAP adjustments			885	663

Shareholders’ Equity according to US GAAP			19,761	17,664

			31/12/06	31/12/05
Consolidated Balance Sheet	Footnote		$M	$M

Total Assets reported under AIFRS			397,261	351,193
Deferred tax assets related to differences in life insurance policyholder liabilities	(a	)	51	49
Unrealised net gain/(loss) on available-for-sale securities	(e	)	(66)	(39)
Prepaid pension cost	(f	)	(367)	293
Goodwill, net of amortisation	(g	)	(1,254)	(1,254)
Value of business acquired, net of amortisation	(h	)	1,396	1,527
Life insurance policy deferred acquisition costs, net of amortisation	(m	)	787	749
Other identifiable intangible assets recognised, net of amortisation	(g	)	(240)	(221)
Unrealised gain and accumulated depreciation on life insurance property investments	(j	)	(110)	(120)
Adjustment to derivative and hedge accounting	(o	)	58	(6)
Reclassification between reinsurance receivable and life insurance policyholder liabilities			2	3
Consolidation of variable interest entities	(r	)	(1)	—
Reversal of asset revaluation reserve	(i	)	(138)	(118)
Reversal of software write-off and software amortisation	(s	)	243	110
Deconsolidation of Employee Share Ownership Plans (“ESOPs”)	(b	)	47	134
Deconsolidation of QSPEs established for securitisation	(n	)	(10,742)	(9,547)
Adjustment for costs of loan origination	(v	)	175	163
Adjustment in relation to securitised loans	(n	)	158	—

Total Assets according to US GAAP			387,260	342,916

52     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
Consolidated Balance Sheet
Set out below are the most significant adjustments to AIFRS Balance Sheet categories disclosed in these accounts which would be reported in accordance with US GAAP:

			31/12/06	31/12/05
Assets	Footnote		$M	$M

Cash and liquid assets under AIFRS			7,606	7,269
Deconsolidation of QSPEs established for securitisation	(n	)	(1)	2

Cash and liquid assets under US GAAP			7,605	7,271

Receivables due from other financial institutions under AIFRS			5,686	5,279
Deconsolidation of variable interest entities	(r	)	—	—

Receivables due from other financial institutions under US GAAP			5,686	5,279

Assets at fair value through Income Statement — Trading under AIFRS			18,887	15,617
Reclassification from life insurance investment assets and other assets	(d	)	23,818	24,397
Deconsolidation of QSPEs established for securitisation	(n	)	—	—

Assets at fair value through Income Statement — Trading under US GAAP			42,705	40,014

Assets at fair value through Income Statement — Insurance under AIFRS			24,520	25,141
Reclassification to Trading securities and other assets	(d	)	(23,818)	(24,397)
Reclassification to real estate investment assets and deferred tax assets	(j	)	(215)	(286)
Unrealised gains and depreciation adjustment (after tax)	(j	)	(89)	(120)
Reclassification of Mortgage Loans to other assets	(l	)	(398)	(338)

Assets at fair value through Income Statement — Insurance under US GAAP			—	—

Assets at fair value through Income Statement — Other under AIFRS			4,838	3,590
Reclassification to available-for-sale securities	(e	)	(1,344)	(980)
Reclassification to Loans, advances and other receivables	(e	)	(3,494)	(2,610)

Assets at fair value through Income Statement — Other under US GAAP			—	—

Derivative assets under AIFRS			10,519	8,238
Deconsolidation of QSPEs established for securitisation	(n	)	(36)	(451)
Adjustment to derivative and hedge accounting	(o	)	26	10

Derivative assets under US GAAP			10,509	7,797

Available-for-sale securities under AIFRS			11,434	9,605
Reclassification from assets at fair value through Income Statement — Other	(e	)	1,344	980
Reclassification to other assets	(e	)	(22)	(126)

Unrealised net gain on available-for-sale securities	(e	)	(59)	(40)
Deconsolidation of QSPEs established for securitisation	(n	)	7	7
Adjustment in relation to securitised loans	(n	)	158	—

Available-for-sale securities under US GAAP			12,862	10,426

Loans, advances and other receivables under AIFRS			277,962	245,606
Deconsolidation of QSPEs established for securitisation	(n	)	(10,754)	(9,124)
Adjustment to derivative and hedge accounting	(o	)	32	(16)
Reclassification from assets at fair value through Income Statement — Other	(e	)	3,494	2,610
Remeasurement to amortised cost	(e	)	(7)	1
Adjustment for costs of loan origination	(v	)	250	233
Consolidation of variable interest entities	(r	)	(23)	—

Loans, advances and other receivables under US GAAP			270,954	239,310

Real estate investments at market value under AIFRS			—	—
Reclassification from life insurance investment assets	(j	)	186	246

Real estate investments under US GAAP			186	246

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   53

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)

			31/12/06	31/12/05
Assets (continued)	Footnote		$M	$M

Investment property under AIFRS			273	252
Reversal of fair value adjustments			(21)	—

Investment property under US GAAP			252	252

Property, plant and equipment under AIFRS			1,325	1,143
Reversal of asset revaluation reserve	(i	)	(138)	(118)
Consolidation of variable interest entities	(r	)	22	—

Property, plant and equipment under US GAAP			1,209	1,025

Intangible Assets under AIFRS			7,846	7,740
Identifiable intangible asset amortisation	(g	)	(76)	(57)
Goodwill amortisation to 30 June 2002	(g	)	(78)	(78)
Reversal of goodwill amortisation	(g	)	646	646
Adjustment to equity issued on Colonial acquisition	(t	)	(1,026)	(1,026)
Adjustment to policyholder liabilities	(t	)	559	559
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	(158)	(158)
Reclassification to Value of Business Acquired	(g	)	(2,786)	(2,786)
Deferred tax liability on value of business acquired	(g	)	1,256	1,256
Pension fund surplus acquired	(f	)	(244)	(244)
Deferred tax liability on pension fund surplus acquired	(f	)	80	80
Goodwill measurement differences	(g	)	332	332
Amortisation of software	(s	)	243	110

Intangible Assets under US GAAP			6,594	6,374

Value of Business Acquired under AIFRS			—	—
Reclassification from Goodwill	(g	)	2,708	2,708
Value of Business Acquired amortisation (net of imputed interest)	(h	)	(1,312)	(1,181)

Value of Business Acquired under US GAAP			1,396	1,527

Deferred tax assets under AIFRS			638	891
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	51	49
Adjustment for costs of loan origination	(v	)	(75)	(70)
Deconsolidation of QSPEs established for securitisation	(n	)	—	(19)
Deferred tax assets on investment property			29	40

Deferred tax assets under US GAAP			643	891

Other Assets under AIFRS			5,846	3,368
Prepaid pension cost	(f	)	(367)	293
Reclassification of Mortgage Loans from insurance investment assets	(l	)	398	338
Life insurance policy deferred acquisition costs, net of amortisation	(m	)	787	749
Deconsolidation of Employee Share Ownership Plans (“ESOPs”)	(b	)	47	134
Reclassification from available-for-sale securities	(e	)	22	126
Reclassification between reinsurance receivable and policyholder liabilities			2	3
Deconsolidation of QSPEs established for securitisation	(n	)	42	37

Other Assets under US GAAP			6,777	5,048

54     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)

			31/12/06	31/12/05
Liabilities	Footnote		$M	$M

Deposits and other public borrowings under AIFRS			188,819	168,723
Reclassification from liabilities at fair value through Income Statement and remeasurement to amortised cost	(e	)	6,331	6,541
Adjustment to derivative and hedge accounting	(o	)	(1)	—
Deconsolidation of QSPEs established for securitisation	(n	)	—	—

Deposits and other public borrowings under US GAAP			195,149	175,264

Payables due to other financial institutions under AIFRS			12,432	9,902
Reclassification from liabilities at fair value through Income Statement	(e	)	1	180

Payables due to other financial institutions under US GAAP			12,433	10,082

Liabilities at fair value through Income Statement under AIFRS			17,986	16,322
Reclassification to Deposits and other public borrowings	(e	)	(6,326)	(6,537)
Reclassification to Payables due to other financial institutions	(e	)	(1)	(180)
Reclassification to Debt Issues	(e	)	(7,877)	(6,974)
Reclassification to Bills payable and other liabilities	(e	)	(3,782)	(2,631)

Liabilities at fair value through Income Statement under US GAAP			—	—

Derivative liabilities under AIFRS			13,238	9,391
Deconsolidation of QSPEs established for securitisation	(n	)	(803)	(667)
Adjustment to derivative and hedge accounting	(o	)	63	74

Derivative liabilities under US GAAP			12,498	8,798

Current tax liabilities under AIFRS			685	575
Tax effect of reversal of software write-off and software amortisation	(s	)	73	33

Current tax liabilities under US GAAP			758	608

Deferred tax liabilities under AIFRS			1,384	1,153
Deferred tax liability on unrealised gain on available-for-sale securities	(e	)	(16)	(15)
Deferred tax liability on pension income	(f	)	(95)	107
Deferred tax liability on derivative and hedge accounting	(o	)	(343)	(328)
Reclassification from life insurance policyholder liabilities	(l	)	248	236
Deferred tax liability on value of business acquired	(h	)	803	863
Deferred tax element of other intangibles			9	14
Deferred tax element of foreign currency translation reserve	(a	)	(26)	(26)
Deferred tax relating to deconsolidation of QSPEs established for securitisation
Deferred tax element of redundancy provisions	(c	)	11	26
Deferred tax element of revaluations			(10)	—
Adjustment in relation to securitised loans	(n	)	47	—
Deferred tax relating to deconsolidation of QSPEs established for securitisation	(n	)	—	(49)

Deferred tax liabilities under US GAAP			2,012	1,981

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     55

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)

			31/12/06	31/12/05
Liabilities (continued)	Footnote		$M	$M

Other provisions under AIFRS			826	846
Reversal of redundancy provision	(c	)	(37)	(85)

Other provisions under US GAAP			789	761

Life insurance policy liabilities under AIFRS			22,729	23,055
Adjustment to policyholder liability differences on acquisition	(l	)	559	559
Reclassification to Other Assets of life insurance policy deferred acquisition costs	(m	)	839	810
Movement in policyholder liabilities			(357)	(366)
Gain re sale of Hong Kong Insurance Business	(u	)	(7)	(7)
Reclassification between reinsurance receivable and policyholder liabilities			2	3

Life insurance policy liabilities under US GAAP			23,765	24,054

Debt issues under AIFRS			82,561	70,036
Adjustment to derivative and hedge accounting	(o	)	1,244	1,002
Deconsolidation of QSPEs established for securitisation	(n	)	(10,429)	(9,136)
Reclassification from liabilities at fair value through Income Statement and re-measurement to amortised cost	(e	)	7,861	6,982

Debt issues under US GAAP			81,237	68,884

Bills payable and other liabilities under AIFRS			5,379	3,917
Deconsolidation of QSPEs established for securitisation	(n	)	500	379
Reclassification from liabilities at fair value through Income Statement	(e	)	3,782	2,631
Defined benefit plan deficit	(f	)	(50)	(62)

Bills payable and other liabilities under US GAAP			9,611	6,865

Loan capital under AIFRS			9,902	9,129
Adjustment to derivative and hedge accounting	(o	)	5	11

Loan capital under US GAAP			9,907	9,140

56   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(a) Income Tax
Policyholder Liabilities
From 1 July 2000, the basis for taxation of income on most life insurance products changed from ‘Income minus Expenditure’ to ‘Profit’ (which includes movements in policyholder liabilities). As tax deductible policyholder liabilities under Australian tax legislation are lower than US GAAP policyholder liabilities, a deferred tax asset to recognise this timing difference is created. The adjustment to US GAAP for the half year ended 31 December 2006 is $51 million (2005: $49 million).
Available-for-sale Investments
Income from tax exempt securities does not exceed $500,000.
Foreign Currency Translation Reserve (FCTR)
For US GAAP purposes, the tax effect of the pre 1 July 2004 FCTR is recognised as a deferred tax asset. For half year ended 31 December 2006, this represented a $26 million increase to Shareholders’ Equity (2005: $26 million).
(b) Employee Share Based Compensation
The AIFRS accounting for the Group’s employee share plans is detailed in Note 33 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006. The AIFRS accounting for share based compensation expense is generally consistent with US GAAP.
The only area of significant difference between AIFRS and US GAAP relates to the Balance Sheet treatment of Treasury Shares held within an Employee Share Trust that holds shares in the Bank on behalf of employees. This Trust is consolidated for AIFRS, but is deconsolidated for US GAAP due to its classification as an Employee Share Option Plan (“ESOP”). This results in the reinstatement of the cost of the shares to ordinary share capital for US GAAP for the half year ended 31 December 2006 of $47 million (2005: $134 million). This results in the recognition of a prepaid share-based compensation asset.
(c) Provisions
Under AIFRS, provisions for redundancies are recognised when a reliable estimate can be made of a present obligation which exists as the result of a past event.
The criteria for recognition of provisions for redundancies are currently more strict under US GAAP than AIFRS. SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities only allows recognition of a provision for redundancies where the redundancies are made within the minimum legal notification period, from the balance date, on a pro-rata basis over the future service period of terminating employees.
During the half year ended 31 December 2006, $ nil was reversed from expense (2005: $11 Million) and $37 million was reduced from provisions for US GAAP purposes (2005: $85 million).
The accounting policy adopted by the Group for restructuring provisions is detailed in Note 1 (aa) of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
(d) Life Insurance Controlled Entities
Under AIFRS, assets and liabilities of life insurance controlled entities are classified as assets at fair value through Income Statement and are measured at fair value.
For US GAAP, predominantly all debt and equity security assets of life insurance controlled entities have been categorised as Trading Assets and brought to account through Net Income at market values.
(e) Assets at Fair Value through Income Statement
Under IFRS — specifically AASB 139 (effective 1 July 2005) — an option exists to classify certain non-trading assets as “assets at fair value through Income Statement” and measure these assets accordingly. This is known as the “fair value option”. No such option currently exists under US GAAP. As such, these assets have been reclassified as ‘Available for sale investments’, ‘Loans, advances and other receivables’ and ‘Other Assets’ for US GAAP purposes.
For unquoted equity securities classified as ‘Available for sale investments’ under AIFRS the difference between the carrying value and market value has been reversed, and the assets have been reclassified to other assets, for US GAAP purposes. For the half year ended 31 December 2006 the adjustment decreased Other Comprehensive Income and Shareholders’ Equity by $31 million (2005: $40 million).
Under AIFRS the unrealised gains and losses on available-for-sale investments are classified as part of Shareholders’ Equity. Under US GAAP these amounts are disclosed within Other Comprehensive Income.
For assets classified as Loans, advances and other receivables, unrealised losses of $8 million were reversed from the Income Statement (2005: $1 million).
Liabilities at Fair Value through Income Statement.
Under IFRS — specifically AASB 139 (effective 1 July 2005) — an option exists to classify certain non-trading assets as “liabilities at fair value through Income Statement” and measure these liabilities accordingly. This is known as the “fair value option”. No such option currently exists under US GAAP. As such, these liabilities have been reclassified as ‘Deposits and Other public borrowings’, ‘Payables due to Other financial institutions’ and ‘Debt Issues’ and ‘Bills Payables and Other Liabilities’ for US GAAP purposes.
For the half year ended 31 December 2006, the reversal of the mark to market movement on these liabilities resulted in an increase to Shareholders’ Equity of $2 million (2005: decrease of $11 million).
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   57

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(f) Details of Pension Expense and Reconciliation of Funded Status of Pension Plans
The Group sponsors a range of superannuation (pension) plans for its employees world-wide.
The Group’s accounting policy for superannuation expense, under AIFRS reporting, is set out in Note 1 of the Financial Statements of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006. The disclosure of the Bank’s major superannuation plans are set out in Note 44 to the financial statements in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006. All amounts are expressed in Australian Dollars.
Under AIFRS, the surpluses and/or deficits that arise within individual defined benefit superannuation plans must be recognised in the Balance Sheet. There is a choice of three options for the recognition of actuarial gains and losses related to defined benefit superannuation plans within Profit or Retained Earnings. The options include direct recognition in Profit of all of the actuarial gain or loss, direct recognition in Retained Earnings of all of the actuarial gain or loss, or the ‘corridor’ approach which progressively recognises a certain portion of the gain or loss within Profit over the expected average remaining working lives of employees within the plan. The Bank has selected direct recognition in Retained Earnings as the method of accounting for the defined benefit superannuation plans.
For US GAAP purposes, the Bank adopted the disclosure requirements of SFAS 87 “Employers’ Accounting for Pensions” for the major defined benefit fund, the Officers’ Superannuation Fund (OSF), commencing 1 July 1994. For the Financial Year ending 30 June 1999, the Bank revised its disclosures in accordance with SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.
In adopting SFAS 87 “Employers’ Accounting for Pensions”, the Bank applied the ‘corridor’ approach of recognising actuarial gains or losses. Direct recognition of actuarial gains or losses in Retained Earnings is not permitted under SFAS 87, and therefore reconciliation adjustments are required.
The Group adopted SFAS 87 later than the effective date specified in the accounting standard. To introduce the information required under SFAS 87 as from the effective date was not feasible. Accordingly an allocation of the pension obligation/asset has been taken directly to equity based on the number of years elapsed between the effective date and the date of adoption by the Group. The adoption date for the purposes of the US GAAP reconciliation is 1 July 1994 and the remaining amortisation period at the adoption date was ten years.
The following table displays a reconciliation of pension expense and recognised surplus under AIFRS and US GAAP at 31 December 2006 and 31 December 2005 for the Group’s major superannuation (pension) plans.

	31/12/06	31/12/05
	$M	$M

Service cost	(17)	(22)
Interest cost	(105)	(96)
Expected return on assets	195	165
Recognised net gain (loss)	—	(1)
Employer financed benefits within Accumulation Division	(67)	(74)
Expensed employer contributions	—	—

Defined benefit superannuation (pension) plan (expense) income under US GAAP	6	(28)

Defined benefit superannuation (pension) plan (expense) income under AIFRS	6	(27)
Difference	—	(1)
Less tax effect	—	—

Defined Benefit Superannuation (pension) Expense Adjustment	—	(1)

Funded status as per AIFRS Balance Sheet	1,391	710
Assets not recognised:
Unrecognised net gains (loss)	(317)	356

Net Amount Recognised under US GAAP	1,074	1,066

Comprising of:
Prepaid Pension Cost	1,074	1,066
Additional minimum liability	(37)	(54)
Accumulated other comprehensive income (loss)	37	54

Net Amount Recognised under US GAAP	1,074	1,066

Asset (liability) in AIFRS Balance Sheet	1,391	710
Difference	(317)	356
Less tax effect	95	(107)

Pension Asset (Liability) Adjustment	(222)	249

58     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
The accumulated benefit obligations for all defined benefit superannuation (pension) plans as at 30 June 2006 was $3,667 million (30 June 2005: $3,658 million).
As at 30 June 2006, the projected benefit obligations and accumulated benefit obligations of the CBA(UK)SBS exceeded the fair value of plan assets. Comparative information are as follows:

	2006	2005
	$M	$M

Projected benefit obligation	430	408
Accumulated benefit obligation	426	404
Fair value of plan assets	366	326

The assumptions used to calculate the above and the details of the Bank’s funding policy and contributions in respect of its major superannuation (pension) plans are set out in Note 44 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
The expected future benefit payments of the Bank’s major superannuation (pension) plans are as follows:

Financial Year Ending	$M
30 June 2007 232
30 June 2008	232
30 June 2009	233
30 June 2010	240
30 June 2011	239
30 June 2012 to 30 June 2016	1,201

The above expected benefit payments are calculated by the respective fund actuaries using assumptions of future total service, the rate of exits from the fund and future salary growth. Actual benefit payments will depend on actual service period, actual rate of exits from the fund and actual salary growth.
The Group provides insurance cover to OSF in respect of its death, total and permanent disablement and temporary disablement benefits. As at 30 June 2006, the amounts of cover were $5,274 million of lump sum death and total and permanent disablement benefits (2005: $5,036 million) and $52 million per annum of temporary disablement benefits (2005: $61 million per annum).
(g) Intangible Assets
Colonial Limited was acquired on 13 June 2000 (refer to Notes 21 and 51(w) of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006 for further details). Differences exist between the method of calculation of the cost of acquisition under previous AGAAP and US GAAP. Refer to Note 18(t) for further details. Under AIFRS goodwill on acquisition was determined as the difference between the cost of acquisition and the fair value of net assets acquired. This results in permanent adjustments within Shareholders’ Equity related to various elements of the Colonial acquisition.
US GAAP identifiable intangible assets acquired include Value of Business Acquired ($1,509 million), and the Colonial State Bank Core Deposits ($149 million). The Core Deposits are being amortised on a straight line basis over 8 years (annual amortisation expense of $19 million).
Under US GAAP goodwill on acquisition is determined as the difference between the cost of acquisition and the fair value of net tangible and intangible assets acquired. Goodwill amortisation ceased, under AIFRS from 1 July 2004. Goodwill amortisation for US GAAP ceased from 1 July 2002. Under both US GAAP and AIFRS, the carrying value of goodwill is subject to review for impairment each period end. US GAAP goodwill also includes a $332 million amount relating to the recognition of life insurance synergy benefits.
The Group’s carrying amount of goodwill under US GAAP at 31 December 2006 is disclosed for each reportable segment as follows:

	31/12/06	31/12/05
Segment	$M	$M

Banking	4,182	4,190
Funds Management	977	998
Insurance	550	550

Total	5,709	5,738

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)    59

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(h) Value of Business Acquired (‘VOBA’)
Under AIFRS for non-life insurance holding companies, the difference between the purchase price on acquisition and the net assets plus identifiable intangible assets acquired represents goodwill. No separately identified intangible asset is recognised for the Value of Business Acquired (‘VOBA’).
For US GAAP, prior to the assignment of the excess of purchase price over net assets acquired to goodwill, the identifiable intangible asset VOBA is recognised. VOBA represents the estimated fair value of the acquired life insurance business in force and represents the portion of acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts.
VOBA is amortised over the lives of the acquired business in force in a manner consistent with amortisation of deferred policy costs for life insurance contracts and in a manner expected for funds management contracts (see Note 18 (m)). An analysis of the Colonial VOBA asset (net of tax) is presented below:

	31/12/06	31/12/05
	$M	$M

Opening balance, 1 July	614	777
Imputed interest	84	124
Amortisation	(119)	(166)
Disposal of Hong Kong Insurance Business	—	(81)
Movement in deferred tax liability on value of business acquired	5	1

Closing Net Balance, 31 December	584	655

The net movement in VOBA excluding the impact of the sale of the Hong Kong Insurance Business for the half year end 31 December 2006 is $35 million (2005: $42 million). For all Australian life insurance business the imputed rates of interest are related to the underlying investment earnings rate and range from 2.2% to 8.6% dependent upon the nature of the business. Given that imputed interest rates are dependent upon actual investment performance they are expected to be volatile. The imputed interest rates for all other business range from 6.1% to 8.4%.
The amortisation rate for the investment-linked life business also depends upon actual investment performance and is therefore also expected to be volatile. The VOBA balance is estimated to be run-off at a rate ranging from 2.8% to 15.0% per year.
Recoverability Test
Under US GAAP the amount of VOBA written-off in the period was determined by comparing the carrying value of VOBA at 31 December 2006 after allowing for imputed interest and amortisation, to an end of period recoverable amount valuation.
(i) Property and Other Non-Current Asset Revaluations
Each year a review is performed to assess the recoverable amount of non current assets. The ‘recoverable amount test’ is in accordance with the AIFRS standard which requires future cash flows associated with non-current assets to be discounted at a rate which reflects the risk involved. Under AIFRS, and the requirements of SFAS 144: Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the determination of the fair value of non-current assets and the recognition of losses from impairments, requirements, are essentially the same.
AIFRS allows non-current assets including property, plant and equipment to be revalued upwards to their recoverable amount with the gain recognised in an asset revaluation reserve. Impairments to asset values, where there is an amount in the revaluation reserve relating to the relevant assets, are taken to reduce the revaluation reserve. Impairments to asset values are otherwise recognised in Net Income. Any subsequent upward reversing revaluations of the same asset are recorded in Net Income. With the exception of land, all revalued assets are depreciated over their assessed useful lives.
Under US GAAP upward revaluations of property, plant and equipment are not allowed, except as part of accounting for business combinations under the Purchase Method. US GAAP requires all impairments of non current assets to be recorded in Net Income. Once such impairments have been recorded, subsequent recoveries to the income statement are not allowed.
A discounted cash flow methodology was used in determining the Group’s property valuations. At 31 December 2006, the Asset Revaluation Reserve balance was $130 million (2005: $117 million). Under US GAAP this was reversed for the half year ends 31 December 2005 and 2006. No adjustment has been made for the decrease in depreciation due to the reversal of Asset Revaluation Reserve as it is not material in the Income Statement.
(j) Properties Held by Insurance Companies
Under AIFRS, properties held by insurance companies are held in the Balance Sheet at net market value, which is market value less expected cost of disposal. Investment properties are valued annually by an independent valuer with changes in value taken directly to investment income in Net Income. No depreciation is charged on investment properties. The insurance companies do not hold property other than as an investment.
Under US GAAP, such property is recorded at historical cost in the Balance Sheet and depreciated over its useful life — except for land which is not depreciated.
For the half year end 31 December 2006, the restatement under US GAAP results is $27 million increase in Net Income (2005: decrease of $36 million), and $139 million (2005: $160 million) pre-tax reduction in Shareholders’ Equity.
60     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(k) Comprehensive Income
SFAS 130: Reporting Comprehensive Income requires the classification of items of other comprehensive income by their nature and the display of other comprehensive income separately from retained earnings and Shareholders’ Equity.

	31/12/06	31/12/05
Accumulated Other Comprehensive Income Balances	$M	$M

Foreign currency translation reserve
Balance at beginning of Financial Period	(421)	(172)
Foreign currency translation adjustment net of tax expense	87	33

Balance at end of Financial Period	(334)	(139)

Available-for-Sale securities
Balance at beginning of Financial Period	49	77
Change in fair value of available-for-sale securities	70	(11)
Transferred from Income Statement	(6)	(36)

Balance at end of Financial Period	113	30

SFAS 133
Balance at beginning of Financial Period	(44)	(1)
Change in value of cash flow hedges	—	—
Transferred from Income Statement	(60)	(50)

Balance at end of Financial Period	(104)	(51)

Pension Plans
Balance at beginning of Financial Period	44	59
Adjustment to net assets in UK Pension Plan — net of tax expense	(7)	(5)

Balance at end of Financial Period	37	54

Total Other Comprehensive Income	(288)	(106)

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)    61

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(l) Life Insurance
AIFRS requires the Group’s life insurance business to be classified as either life insurance contracts, where insurance risk exists, or life investment contracts for all other life insurance business. Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The resulting liability to policyholders is linked to the performance and the value of the assets (after tax) that back those liabilities.
Life insurance contracts use the Margin on Services (“MoS”) methodology to calculate policy liabilities. Under MoS, policy liabilities are based on best estimate assumptions which are reviewed at each valuation date. Policy liabilities are made up of two components, the Best Estimate Liabilities and Future Profit Margins.
Best Estimate Liabilities represent the present value of future payments to policyholders and related expenses less the present value of future gross premiums.
Future Profit Margins represent the present value of estimated profits. The profit margins are determined from outset of the contract and updated with changes in best estimate assumptions. The profit margins are expressed as a percentage of “profit carriers”, where profit carriers are indicative of the underlying nature of the services provided to policyholders. Profit margins are recognised in earnings based on the profit margin percentage and the amount of the specific profit carrier (e.g. claims paid, premiums, policy charges etc.)
If, during the process of valuing the policy liabilities, it is found that future profits are negative (i.e. the policy is in a loss position), then:
(i) the profit margin is set to zero; and
(ii) all future losses are recognised immediately.
If expectations change in the future, it is possible to reverse capitalised losses and re-establish profit margins. This is explained in more detail in Note 1 (hh) to the financial statements in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
US GAAP applies two standards (a third, SFAS 120, is not relevant) to policies written by the Group’s life insurance companies:
(i) SFAS 60: Accounting and Reporting by Insurance Enterprises applies to products such as traditional whole of life, certain endowment contracts, life contingent annuity contracts, term insurance, disability income protection and group life.
Under SFAS 60, policy liabilities, which represent the present value of future benefits to be paid to or on behalf of policy owners and related expenses less the present value of future net premiums, shall be estimated using methods that include assumptions, such as estimates of expected investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts are made.
These assumptions are ‘locked-in’ at inception for all future valuations — except in specific circumstances such as loss recognition.
The assumptions used for SFAS 60 are based on a best estimate of expected long-term experience together with provisions for adverse deviation (‘PADs’).
The policyholder liability and the amount of deferred acquisition costs are regularly tested using best estimate assumptions to assess recoverability which could result in the writedown of deferred acquisition costs or an increase in the policyholder liabilities.
(ii) SFAS 97: Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments covers investment contracts and universal life policies, such as unit-linked and investment account policies.
Under SFAS 97, the liability is set equal to:
•	the account balance that accrues to the benefit of the policyholder at the date of the Financial Statements; and

•	any unearned revenue liability;
Assumptions are generally updated at each valuation and do not include any PADs.
The Group operates investment-linked business which was classified as separate account business for Financial Years up to and including 2004. Such accounts represent assets and liabilities that are maintained by the Group for purposes of funding superannuation (pension) funds and other investment type activities. The accounts represent policyholder directed funds that are separately administered. The assets and the liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Group. The policyholder generally assumes the investment risk and investment income accrues directly to the policyholders and, therefore, are not included in the Group’s Income Statement. The Group receives fees for investment management, certain administrative expenses, and mortality and expense risks assumed, which are recognised when due.
Prior to 1 July 2004, investments in separate accounts supporting unit linked contracts were reported at market value and reclassified from insurance investment assets to other assets under US GAAP. Separate account liabilities represent the policyholder’s claim to the related assets and are carried at the policyholder’s account balance. Insurance investment assets and policyholder liabilities are reported as summary totals in the Balance Sheet. Such totals are disclosed in Notes 10 and 38 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
From 1 July 2004, the investment-linked business did not meet the revised criteria for separate account treatment, as outlined in SOP 03-1. Accordingly, there is no longer any reclassification of separate account business, and mortgage loans have been remeasured from market value to amortised cost and reclassified as other assets.
For the half year ended 31 December 2006 the US GAAP adjustment is a decrease of $1 million in Net Income (2005: increase of $14 million).
62    Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(m) Deferred Acquisition Costs (‘DAC’) — Expenses of Acquiring Life Insurance, Investment and Related Contracts
Under AIFRS, only acquisition costs are deferrable on investment contracts, whereas both fixed and variable costs incurred in acquiring the business are deferrable on insurance contracts. This includes commissions and the costs of accepting, issuing and initially recording policies. Under AIFRS, acquisition costs on investment contracts are explicitly held as assets on the Balance Sheet. Acquisition costs on insurance contracts are implicitly held as part of the policy liability and movements are recognised as reductions in the AIFRS policyholder liabilities. Movements in DAC assets on insurance contracts are not reported separately in the Income Statement; rather, they are reported as a component of the movement in policyholder liabilities under AIFRS.
The definition of acquisition costs is wider under AIFRS for insurance contracts and narrower for investment contracts than under US GAAP. Under US GAAP only those costs that vary with, and are primarily related to, the production of new and renewal business (acquisition costs), are capitalised.
Under US GAAP, these DAC assets are amortised to expense in proportion to different measures, depending on the type of policy.
For policies accounted for under SFAS 60, these costs are amortised in proportion to premium revenue recognised. Amortisation assumptions relating to DAC assets for SFAS 60 policyholder liabilities, are ‘locked-in’ for all future valuations — except in specific circumstances such as loss recognition.
For policies accounted for under SFAS 97 these costs are amortised at a rate based on the present value of estimated gross profits expected to be realised over the life of the contracts. The DAC asset and related amortisation is updated at every reporting date, based upon the gross profits recognised and expectations of future gross profits. DAC assets are written off to the extent it is determined that future income is insufficient to cover future expenses (including the amortisation of the existing DAC).
Under US GAAP, amortisation of the DAC assets is reported separately from changes in policyholder liabilities in the Income Statement.
Under US GAAP, DAC is reported as an asset in the Balance Sheet rather than offset against policyholder liabilities. However, no DAC was recorded upon the initial purchase of Colonial Limited.
The net adjustment of DAC to Net Income for US GAAP is comprised of:

	31/12/06	31/12/05
	$M	$M

Difference in deferral of new business acquisition expenses	(34)	(27)
Difference in amortisation of acquisition expenses	40	30
Tax effect of differences in acquisition expense treatment	2	(12)

Total	8	(9)

Movement in DAC during the half year ends 2005 & 2006 were as follows:

	31/12/06	31/12/05
	$M	$M

Opening Balance, 1 July	750	863
Acquisition costs for the period	62	64
Amortisation of DAC/Imputed interest	(25)	(27)
Disposal of Hong Kong Insurance Business	—	(150)

Net movement	37	(113)

Closing Balance, 31 December	787	750

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   63

Notes to the Financial Statements
(n) Securitisation of Assets
During the half year ends 2005 and 2006, the Group securitised mortgage loans to Special Purpose Entities (SPEs). Under AIFRS these entities are consolidated. Under US GAAP the conditions to derecognise securitised loans include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets.
The Group meets the requirements of US GAAP not to consolidate the SPEs. Note 1 (ii) of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006, Asset Securitisation, outlines the accounting treatment under AIFRS. Under US GAAP reporting as required by SFAS 140, the SPEs used by the Bank for Asset Securitisation have been deemed Qualifying Special Purpose Entities (“QSPEs”). As a result the SPEs used by the Bank for Asset Securitisation that qualify as QSPEs as at 31 December 2006 have been deconsolidated resulting in assets decreasing by $10,584 million net of $158 million of retained income units (2005: $9,547 million).
The Bank has retained a portion of income from loans securitised during the period through the holding of income units in deconsolidated SPEs. The Bank carries these retained interests at fair value based on the discounted cash flows expected to be received. The retained interests are treated as available-for-sale securities.
The key assumptions used in measuring the fair value of retained interests at the time of securitisation are as follows:

31/12/06
Discount rate	6.25%
Payment rate (1)	28%
Expected weighted average life	6 yrs

(1)	Cumulative Prepayment Rate (‘CPR’) which represents an estimate of the principal repaid on an annual basis.
The outstanding balance of securitised loans at 31 December 2006 was $10,596 million net of $158 million of retained income units (2005: $9,124 million). No credit losses were incurred by the Group in relation to these securitised loans during the half year ends 2005 and 2006. The credit risk in respect of these loans is fully covered through mortgage insurance.
Cashflows paid to the Group from the QSPEs were:

	31/12/06	31/12/05
	$M	$M

Servicing fee	14	9
Management fee	2	2
Excess servicing fee	24	19
Proceeds from sale of mortgage loans	—	—
Interest rate swaps	7	18

Total cash receipts	47	48

64   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(o) Derivative Instruments and Hedging Activities
SFAS 133: Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 and subsequently amended by SFAS 138 and SFAS 149. The statements require all derivatives to be recorded on the Balance Sheet at their fair value. The treatment of the change in the fair value of derivatives is recorded in Net Income or Other Comprehensive Income depending on the classification of the derivative transaction. Note 43, Market Risk, of the Bank’s Annual Report in From 20-F for the fiscal year ended 30 June 2006 outlines the Group’s market risk policy specifying the purpose of derivative activity and the risks being hedged. Note 1 (ff), Derivative financial instruments of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006, outlines the accounting recognition of derivatives under AIFRS, with disclosure set out in Note 11, Derivative Assets and Liabilities, of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Under US GAAP, derivative hedges of financial instruments of the Group, that are highly effective, qualify for hedge accounting and have been classified as fair value hedges or cash flow hedges.
For fair value hedges, the change in the fair value of the derivative hedge offsets the change in the fair value of the financial instrument being hedged. Under US GAAP the gain or loss on the derivative and the offsetting loss or gain in the fair value of the financial instrument being hedged, are recognised immediately in Net Income in the same accounting period. The change in fair value of the derivative hedge is recognised as an asset or liability on the Balance Sheet. The change in the fair value of the financial instrument being hedged is recognised as part of the carrying value of the financial instrument. The risk characteristics of the financial instrument being hedged are mirrored under the hedge, and effectiveness is evaluated on a retrospective and prospective basis. The ineffective portions of fair value hedges for US GAAP purposes are included in the reconciling item in this Note — adjustment to derivative and hedge accounting.
Certain of the Group’s financial instruments designated as hedged items in a fair value hedge under AIFRS do not meet the required specific hedge criteria set out in SFAS 133 and therefore have not been measured at their fair value for US GAAP purposes.
All cash flow hedges designated under AIFRS are reversed and replaced where applicable with hedging relationships separately designated under SFAS 133. A valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognised initially in Other Comprehensive Income within the cash flow hedge reserve. Amounts from the cash flow hedge reserve are transferred to Net Income when the cash flows on the hedged item are recognised in Net Income. Gains and losses resulting from cash flow hedge ineffectiveness are recorded in Net Income.
This represents the amount by which changes in the cash flows of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item.
If for reasons other than the derecognition of the hedged item, cash flow hedge accounting ceases, the cumulative gains or losses are amortised to Net Income over the remaining term of the original hedge. Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in Net Income.
All other derivatives of the Group are held for trading purposes and are recorded at fair value with changes in fair value recognised immediately in Net Income.
SFAS 133, 138 and 149 have been fully applied for the relevant half year ends. Application of these statements increased US GAAP Net Income by $1,053 million (2005: decreased by $983 million), primarily due to a decrease in US interest rates during the period and decreased Other Comprehensive Income by $102 million (2005: $50 million). Balance Sheet derivative assets and underlying assets and derivative and other liabilities increased by $58 million (2005: decreased by $6 million) and increased by $968 million (2005: $759 million) respectively.
(p) Collateral on Transfer of Assets
The Group conducts collateral arrangements with counterparties covering a range of specified transactions. Collateral arrangements are activated upon predetermined thresholds being exceeded. A range of specified assets may be received or provided as collateral.
As at 31 December 2006 securities with fair value of $4,580 million were received as collateral (2005: $3,708 million). In addition, securities to the value of $3,856 million were provided as collateral as at 31 December 2006 (2005: $2,744 million).
(q) Credit Risk Related Instruments
The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These have been disclosed in Note 42 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006 as Off-Balance Sheet items. US GAAP, FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, effective 1 January 2003, requires that the fair value of these liabilities be recognised in the Financial Statements. This is consistent with AIFRS, which also requires recognition of the fair value of these liabilities.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   65

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(r) Variable Interest Entities
The Group has applied Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003), (“FIN46-R”) from 1 July 2004 to all Variable Interest Entities. FIN 46-R created the Variable Interest Entity (“VIE”) concept and defines a VIE to include an entity which has insufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In addition the VIE concept includes entities which have voting rights disproportionate to their economic interests and where the activities of the entity are conducted on behalf of investors with disproportionately small or no voting rights. Where an entity is a VIE, the FIN 46-R consolidation model must be applied. Under US GAAP, a VIE is consolidated where the Group is deemed to be the primary beneficiary, i.e. when it is expected to absorb a majority of the VIE’s expected losses, expected residual returns, or both. When the Group is not the primary beneficiary the VIE is deconsolidated. The Group has a number of Qualifying Special Purpose Entities which are excluded from the scope of FIN 46-R and have been addressed in Note 18 (n).
As a result of the application of FIN 46-R, as at 31 December 2006, the deconsolidation of 5 VIEs resulted in assets decreasing by $1 million (2005: nil), and Shareholders’ Equity decreasing by $1 million (2005: nil), with a decrease in income of $1 million (2005: nil).
66   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
Entities which are Deconsolidated for US GAAP purposes
In certain cases, an entity consolidated under AIFRS is not consolidated under FIN 46-R. Under AIFRS, the Group consolidates several entities that have issued preferred securities which are deconsolidated for US GAAP purposes. This results in different instruments being deemed external to the Group when assessing the Group’s capital raising structures.
Significant Capital Raisings impacted under US GAAP
PERLS II
On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited, as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”). These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The Securities qualify as Tier One capital of the Bank.
The PERLS II Trust is a VIE under FIN 46-R, however the Group is not considered to be the Primary Beneficiary under FIN 46-R. As a result the trust has been deconsolidated for US GAAP purposes.
The assets of the trust are Convertible Notes issued by the New Zealand branch of the Commonwealth Bank. The Convertible Notes have been classified as loan capital of the Group.
Trust Preferred Securities (2003)
On 6 August 2003 a wholly owned entity of the Bank issued USD$550 million (AUD$832 million) of perpetual non-call 12 year trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The Group issued these Trust Preferred Securities out of special purpose entities that are deemed to be VIEs. However, the Group is not considered to be the Primary Beneficiary of the VIEs. The external funding instruments under US GAAP are mandatorily convertible notes that continue to be classified as loan capital.
PERLS III
On 7 April 2006, a wholly owned entity of the Bank (Preferred Capital Limited) issued $1,166 million of Perpetual Exchangeable Repurchaseable Listed Shares (PERLS III). Preferred Capital Limited is a VIE, however the Group is not considered to be the Primary Beneficiary. The external funding instruments under US GAAP are convertible notes issued by the New Zealand Branch of Commonwealth Bank. The convertible notes have been classified as loan capital of the Group.
Trust Preferred Securities (2006)
On 15 March 2006, the Bank issued USD700 million (AUD947 million) of perpetual non-call 10 year trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate distribution of 6.024% per annum payable semi-annually. The Group issued these Trust Preferred Securities out of a special purpose entity that is a VIE, however the Group is not considered to be the Primary Beneficiary. The external funding instrument under US GAAP is an equity instrument that includes the same components as the AIFRS Trust Preferred Securities.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)    67

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
(s) Software Amortisation
For AIFRS purposes, the criteria for information technology software capitalisation was amended from 1 July 2003, such that only computer software projects costing $10 million or more and which will deliver identifiable and sustainable customer value and an increase in returns in a significant line of business are being capitalised. This change was applied retrospectively and resulted in the expensing of $219 million in the Financial Year 2004 of previously capitalised software. For US GAAP purposes, this change cannot be retrospectively applied and has been reversed. The related software amortisation charge for the half year end 31 December 2006 under US GAAP is nil (2005: $40 million).
The reversal of the half year expensed software increased assets and income by $107 million (2005: $26 million). The combined impact of amortising the half year software and capitalizing the half year software is an increase in Net Income of $122 million (2005: decrease of $14 million).
(t) Colonial Acquisition
Purchase GAAP accounting has been applied in the acquisition of Colonial (13 June 2000).

2001
$M

Cost of acquisition	9,120
Less 351,409,450 new Commonwealth Bank shares @ $26.39 (1)	(9,274)
Add 351,409,450 shares @ $23.47 (2)	8,248

Revised cost of acquisition under US GAAP	8,094

Fair Value of net tangible assets acquired:
Net tangible assets under AIFRS	910
Pension fund surplus	243
Differences in life insurance policyholder liabilities	(559)
Differences in deferred taxes	76

Net tangible assets under US GAAP	670

Intangible Assets on acquisition under US GAAP	7,424

Intangible assets acquired on Colonial Acquisition:
Identifiable intangible assets (3)	1,917
Goodwill (unidentifiable intangible assets) (4)	5,507

7,424

(1)	Price calculated under AIFRS based on the weighted average share price on the acquisition date, 13 June 2000.

(2)	Under US GAAP price calculated as weighted average closing price for the two days either side of the announcement date (10 March 2000). Non trading days were excluded from the calculation. Value of equity issued for Colonial acquisition under US GAAP accounting is reduced by $1,026 million.

(3)	Includes Colonial State Bank Core Deposits ($149 million) which is to be amortised on a straightline basis over 8 years and Value of Business Acquired (VOBA) net of associated deferred tax liability $1,530 million (refer to Note 18 (h) for amortisation details). The carrying value of the core deposits at 31 December 2006 is $28 million, net of amortisation.

(4)	Goodwill on acquisition under US GAAP includes the excess of net market value over net assets of life insurance controlled entities.
(u) Sale of the Hong Kong Insurance Business
The group completed the sale of its life insurance and financial planning business in Hong Kong on 18 October 2005. Due to differences under US GAAP in the calculation of insurance policyholder liabilities, VOBA and DAC, the US GAAP net assets of the Hong Kong Insurance Business were lower than the under AIFRS at the date of disposal. In addition, cumulative foreign currency movements recognised within the FCTR for US
GAAP reporting purposes were significantly different compared with AIFRS, due to the AIFRS transitional adjustment which reset the FCTR at 1 July 2004 to zero. On disposal of the Hong Kong Insurance Business, all FCTR assets are recycled to Net Income as part of the calculation of the gain on disposal. This resulted in a net increase in the profit on disposal of the Hong Kong Insurance Business of $49 million on a US GAAP basis.
(v) Loan Origination Costs
Under US GAAP, certain loan origination costs must be capitalised and amortised in addition to those capitalised under AIFRS. The additional costs relate to the portion of staff expenses that can be attributed to successful loan origination activities of the Group.
For the half year 31 December 2006 this resulted in an increase to Net Income of $14 million before tax (2005: $4m) and an increase to Shareholders’ Equity of $250 million before tax (2005: $233 million).
(w) Newly Issued Statements of the Financial Accounting Standards Board
FASB Statement No. 154, Accounting Changes and Error Corrections
Statement No. 154 changes the accounting for, and reporting of, a change in accounting principle, and is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Group adopted this statement on 1 July 2006 and it has not had any material impact.
68    Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Notes to the Financial Statements
Note 18 Differences between Australian and United States Accounting Principles (continued)
FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities
Statement No. 155 will amend Statements No. 133 and 140 to allow an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host instrument, if the holder irrevocably elects to account for the entire instrument on a fair value basis. Subsequent changes in fair value would be recognised in earnings. This statement is effective for financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. The Group will adopt this statement on 1 July 2007. The Group has not yet evaluated the extent to which this fair value election is likely to be made in the future.
FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities
Statement No. 156 amends Statement No. 140 to address the recognition and measurement of separately recognised servicing assets and liabilities and to simplify efforts to obtain hedge-like (offset) accounting. This statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. The Group will adopt this statement on 1 July 2007, and expects its impact will not be material.
FASB Statement No. 157, Fair Value Measurements
Statement No. 157 establishes a definition of fair value, sets out a market based framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement introduces a three level fair value hierarchy, based on reliability of inputs to valuation techniques used to determine fair values. The definitions of fair value, market based framework, the three level hierarchy and measurement guidance, are consistent with IFRS in all material respects, and so the statement is not expected to have any material impact. This statement requires certain new disclosures, in particular for assets and liabilities measured using valuation techniques which are significantly dependent on assumptions or estimates not corroborated by market data. The impact of the new disclosures is expected to be limited. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group will adopt this statement on 1 July 2008.
FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R)
This statement requires public companies to recognise on-balance sheet the funded status of defined-benefit postretirement plans from fiscal years ending after December 15, 2006, and requires plan assets and liabilities to be measured as of the balance sheet date from fiscal years ending after December 15, 2008.
The Group already measures plan assets and liabilities of its major defined benefit plans at the balance sheet date. It is expected that under this statement, actuarial gains/losses of its defined benefit postretirement plans previously not recognised under the “corridor” approach within its US GAAP financial statements, will be recognised within “Other Comprehensive Income”. Under AIFRS, the Group has selected direct recognition of actuarial gains/losses of defined benefit postretirement plans in Retained Earnings. Consequently it is expected that implementation of this statement will align the Group’s recognition of defined benefit post-retirement plans within its US GAAP financial statements to that recognised under AIFRS. The Group expects to adopt the recognition requirements of this statement at the earliest opportunity.
FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)
This statement permits entities to choose to measure many financial instruments at fair value that are not currently required to be measured at fair value. It is similar, but not identical, to the fair value option under AIFRS — AASB 139. In a similar way to AASB 139, the fair value option under Statement No. 159 may be elected for a single item without electing it for other identical items, subject to certain exceptions. This statement also introduces certain presentation and disclosure requirements.
This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, with earlier adoption permitted in certain circumstances. The Group expects to adopt this statement on 1 July 2008. The Group has not yet evaluated the extent to which this fair value election is likely to be made in the future.
FASB Interpretation FIN 48 Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109
FIN 48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions. This interpretation is effective for fiscal years commencing after December 15, 2006. The Group has not yet evaluated the effect that the adoption of FIN 48 will have on its financial position and results.
(x) Newly issued Standards of the Australian Accounting Standards Board
AASB 7 Financial Instruments: Disclosures
This new standard is a disclosure standard and does not impact financial position or performance, as it does not change the recognition and measurement of financial instruments. The new standard will require entities to make enhanced disclosures about the significance of financial instruments for their financial position and performance, and quantitative and qualitative risk disclosures for all major categories of financial instruments in their Financial Statements. The Group will adopt the standard on 1 July 2007.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     69

Directors’ Declaration
In accordance with a resolution of the Directors of the Commonwealth Bank of Australia we state that in the opinion of the Directors:
(a)	The half year consolidated financial statements and notes as set out on pages 30 to 69 are in accordance with the Corporations Act 2001 and:
(i)	give a true and fair view of the financial position as at 31 December 2006 and the performance for the half year ended on that date of the consolidated entity; and

(ii)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and
(b)	There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable. Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris

Chairman	Managing Director and Chief Executive Officer

Dated: 14 February 2007
70     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices

1	Net Interest Income	72
2	Net Interest Margin	72
3	Average Balances and Related Interest	73
4	Interest Rate and Volume Analysis	75
5	Other Banking Operating Income	76
6	Operating Expenses	76
7	Integrated Risk Management	77
8	Capital Adequacy	79
9	Share Capital	82
10	Life Insurance Business	83
11	Intangible Assets	85
12	ASB Bank Group	86
13	ASX Appendix 4D	87
14	Analysis Template	89
15	Summary	93
16	Foreign Exchange Rates	94
17	Definitions	95
18	Market Share Definitions	97
19	Auditor Independence
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     71

Appendices
1. Net Interest Income

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
	$M	$M	$M	Jun 06%	Dec 05%

Interest Income
Loans	10,013	8,829	8,475	13	18
Other financial institutions	244	158	175	54	39
Cash and liquid assets	135	147	103	(8)	31
Assets at fair value through Income Statement	790	645	541	22	46
Available-for-sale investments	383	341	344	12	11

Total interest income	11,565	10,120	9,638	14	20

Interest Expense
Deposits	4,427	3,765	3,623	(18)	(22)
Other financial institutions	333	262	213	(27)	(56)
Liabilities at fair value through Income Statement	430	490	481	12	11
Debt issues	2,513	2,011	1,784	(25)	(41)
Loan capital	377	333	282	(13)	(34)

Total interest expense	8,080	6,861	6,383	(18)	(27)

Net interest income	3,485	3,259	3,255	7	7

Included in net interest income is the impact of reclassifying the yield on certain non-trading derivatives which do not qualify for hedge accounting under AIFRS. For the half year ended 31 December 2006 this had the effect of increasing net interest income $29 million (30 June 2006 half year: $21 million; 31 December 2005 half year: $26 million).
2. Net Interest Margin

	Half Year Ended
	31/12/06	30/06/06	31/12/05(4)
	%	%	%

Australia
Interest spread (1)	2.08	2.15	2.27
Benefit of interest free liabilities, provisions and equity (2)	0.26	0.23	0.26

Net interest margin (3)	2.34	2.38	2.53

Overseas
Interest spread (1)	0.91	0.97	0.97
Benefit of interest free liabilities, provisions and equity (2)	0.69	0.68	0.65

Net interest margin (3)	1.60	1.65	1.62

Total Bank
Interest spread (1)	1.86	1.95	2.02
Benefit of interest free liabilities, provisions and equity (2)	0.36	0.34	0.37

Net interest margin (3)	2.22	2.29	2.39

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by interest free liabilities and Shareholders’ Equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the half year, annualised.

(4)	Due to a change in accounting policy regarding classification of interest expense on certain non traded derivatives (i.e. all interest expense on unhedged variable to variable cross currency swaps was reclassified from Other Banking Income to Net Interest Income), a reclassification of $29 million between Net Interest Income and Other Banking Income occurred in Financial Year 2006. There was no impact on total banking income or on profit.
72     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
3. Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rate for each of the half years ending 31 December 2006, 30 June 2006 and 31 December 2005. Averages used were predominantly daily averages. Interest is accounted for based on product yield, while all trading gains and losses are disclosed as trading income within other banking income.
Where assets or liabilities are hedged, the interest amounts are shown net of the hedge.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities.
The official cash rate in Australia increased by 50 bpts during the half year while rates in New Zealand remained unchanged.
Average Balances

	Half Year Ended 31/12/06			Half Year Ended 30/06/06			Half Year Ended 31/12/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Earning Assets	$M	$M	%	$M	$M	%	$M	$M	%

Home loans excluding securitisation	160,395	5,695	7.04	150,588	5,063	6.78	144,879	4,925	6.74
Personal (1)	17,574	947	10.69	16,475	885	10.83	15,878	868	10.84
Business and corporate	81,248	2,932	7.16	72,565	2,468	6.86	64,975	2,330	7.11

Loans, Advances and Other Receivables	259,217	9,574	7.33	239,628	8,416	7.08	225,732	8,123	7.14

Cash and other liquid assets	13,544	379	5.55	12,068	305	5.10	10,965	278	5.03
Assets at fair value through Income Statement (ex life insurance)	21,874	790	7.16	19,473	645	6.68	18,822	541	5.70
Available-for-sale investments	12,233	383	6.21	11,384	341	6.04	11,650	344	5.86

Non Lending Interest Earning Assets	47,651	1,552	6.46	42,925	1,291	6.06	41,437	1,163	5.57

Total interest earning assets (excluding securitisation) (2)	306,868	11,126	7.19	282,553	9,707	6.93	267,169	9,286	6.89
Securitisation home loan assets	11,647	439	7.48	11,775	413	7.07	10,013	352	6.97
Non interest earning assets	67,555			67,847			67,613

Total Average Assets	386,070			362,175			344,795

Interest Bearing Liabilities

Transaction deposits (3)	34,798	529	3.02	33,570	463	2.78	32,931	438	2.64
Savings deposits (3)	45,454	982	4.28	41,709	794	3.84	39,403	723	3.64
Investment deposits	71,155	2,153	6.00	68,226	1,862	5.50	64,948	1,804	5.51
Certificates of deposits and other	22,825	763	6.63	19,901	646	6.55	19,500	658	6.69

Total Interest Bearing Deposits	174,232	4,427	5.04	163,406	3,765	4.65	156,782	3,623	4.58

Payables due to other financial Institutions	12,017	333	5.50	10,291	262	5.13	8,982	213	4.70
Liabilities at fair value through Income Statement	15,884	430	5.37	15,528	490	6.36	15,084	481	6.33
Debt issues	74,382	2,127	5.67	64,193	1,655	5.20	57,696	1,469	5.05
Loan Capital	10,033	377	7.45	9,785	333	6.86	8,585	282	6.52

Total Interest Bearing Liabilities	286,548	7,694	5.33	263,203	6,505	4.98	247,129	6,068	4.87

Securitisation debt issues	11,802	386	6.49	11,856	356	6.06	11,231	315	5.56
Non interest bearing liabilities	65,594			64,393			65,161

Total Average Liabilities	363,944			339,452			323,521

(1)	Personal includes personal loans, credit cards, and margin loans.

(2)	Used for calculating net interest margin.

(3)	During the current period, certain ASB Bank customer account balances and associated interest expense were re-classified from transaction deposits to savings deposits. Prior periods have been restated on a consistent basis.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     73

Appendices
3. Average Balances and Related Interest (continued)

	Half Year Ended 31/12/06			Half Year Ended 30/06/06			Half Year Ended 31/12/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	306,868	11,126	7.19	282,553	9,707	6.93	267,169	9,286	6.89
Total interest bearing liabilities excluding securitisation	286,548	7,694	5.33	263,203	6,505	4.98	247,129	6,068	4.87

Net interest income & interest spread (excluding securitisation)		3,432	1.86		3,202	1.95		3,218	2.02

Benefit of free funds			0.36			0.34			0.37

Net interest margin			2.22			2.29			2.39

Geographical analysis of key categories

	Half Year Ended 31/12/06			Half Year Ended 30/06/06			Half Year Ended 31/12/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Loans, Advances and OtherReceivables	$M	$M	%	$M	$M	%	$M	$M	%

Australia	212,600	7,813	7.29	197,262	6,810	6.96	186,994	6,717	7.13
Overseas	46,617	1,761	7.49	42,366	1,606	7.64	38,738	1,406	7.20

Total	259,217	9,574	7.33	239,628	8,416	7.08	225,732	8,123	7.14

Non Lending Interest Earning Assets
Australia	28,174	960	6.76	24,695	754	6.16	23,560	708	5.96
Overseas	19,477	592	6.03	18,230	537	5.94	17,877	455	5.05

Total	47,651	1,552	6.46	42,925	1,291	6.06	41,437	1,163	5.57

Total Interest Bearing Deposits
Australia	148,422	3,536	4.73	140,037	3,046	4.39	134,212	2,995	4.43
Overseas	25,810	891	6.85	23,369	719	6.20	22,570	628	5.52

Total	174,232	4,427	5.04	163,406	3,765	4.65	156,782	3,623	4.58

Other Interest Bearing Liabilities
Australia	72,598	2,186	5.97	60,216	1,693	5.67	56,358	1,615	5.68
Overseas	39,718	1,081	5.40	39,581	1,047	5.33	33,989	830	4.84

Total	112,316	3,267	5.77	99,797	2,740	5.54	90,347	2,445	5.37

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non–accrual loans were included in interest earning assets under Loans, Advances and Other Receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation has been excluded, to more accurately reflect the Bank’s net margin.
74     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
4. Interest Rate and Volume Analysis

	Half Year Ended
	31/12/06	31/12/06
	vs 30/06/06	vs 31/12/05
	Increase/	Increase/
	(Decrease)	(Decrease)
Change in Net Interest Income	$M	$M

Due to changes in average volume of interest earning assets	276	461
Due to changes in interest margin	(99)	(247)
Due to variation in time period	53	—

Change in net interest income	230	214

	Half Year Ended Dec 06 vs Jun 06			Half Year Ended Dec 06 vs Dec 05
	Volume	Rate	Total	Volume	Rate	Total
Interest Earning Assets	$M	$M	$M	$M	$M	$M

Home loans	339	293	632	539	231	770
Personal	59	3	62	92	(13)	79
Business and corporate	304	160	464	585	17	602

Loans, advances and other receivables	706	452	1,158	1,221	230	1,451

Cash and other liquid assets	39	35	74	69	32	101
Assets at fair value through Income Statement (excluding life insurance)	83	62	145	99	150	249
Available-for-sale investments	26	16	42	18	21	39

Non lending interest earning assets	147	114	261	188	201	389

Total interest earning assets	858	561	1,419	1,410	430	1,840

Securitisation home loan assets	(5)	31	26	60	27	87

Interest Bearing Liabilities

Transaction deposits	18	48	66	27	64	91
Savings deposits	77	111	188	121	138	259
Investment deposits	84	207	291	180	169	349
Certificates of deposits and other	96	21	117	112	(7)	105

Total interest bearing deposits	262	400	662	423	381	804

Payables due to other financial institutions	46	25	71	78	42	120
Liabilities at fair value through Income Statement	10	(70)	(60)	24	(75)	(51)
Debt issues	277	195	472	451	207	658
Loan capital	9	35	44	51	44	95

Total interest bearing liabilities	602	587	1,189	1,013	613	1,626

Securitisation debt issues	(2)	32	30	17	54	71

	Half Year Ended Dec 06 vs Jun 06			Half Year Ended Dec 06 vs Dec 05
	Volume	Rate	Total	Volume	Rate	Total
Geographical analysis of key categories	$M	$M	$M	SM	$M	$M

Loans, Advances and Other Receivables
Australia	547	456	1,003	930	166	1,096
Overseas	161	(6)	155	292	63	355

Total	706	452	1,158	1,221	230	1,451

Non Lending Interest Earning Assets
Australia	112	94	206	148	104	252
Overseas	37	18	55	45	92	137

Total	147	114	261	188	201	389

Total Interest Bearing Deposits
Australia	191	299	490	328	213	541
Overseas	80	92	172	101	162	263

Total	262	400	662	423	381	804

Other Interest Bearing Liabilities
Australia	360	133	493	477	94	571
Overseas	4	30	34	148	103	251

Total	354	173	527	617	205	822

These volume and rate analyses are for half year periods. The calculations were based on balances over the half year. The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     75

Appendices
5. Other Banking Operating Income

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
	$M	$M	$M	Jun 06%	Dec 05%

Lending fees	417	411	389	1	7
Commission and other fees	859	820	815	5	5
Trading income	306	261	244	17	25
Net gain/(loss) on disposal of non-trading instruments (1)	82	44	1	86	large
Dividends	1	3	1	(67)	—
Net gain/(loss) on sale of property, plant and equipment	(4)	4	—	large	large
Other income	80	87	35	(8)	large

	1,741	1,630	1,485	7	17

Loss on other financial instruments (including non-trading derivatives) (2)	(129)	(39)	(40)	large	large

Total other banking operating income	1,612	1,591	1,445	1	12

(1)	December 2006 half includes $79 million profit on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). June 2006 half includes $32 million profit related to MasterCard IPO.

(2)	December 2006 half includes an accounting loss of $66 million ($46 million after tax) due to the unwind of a structured financing transaction at the request of the counterparty.
6. Operating Expenses

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Expenses by Segment	$M	$M	$M	Jun 06%	Dec 05%

Operating expenses
Banking	2,354	2,298	2,260	(2)	(4)
Funds management	567	530	459	(7)	(24)
Insurance	223	199	248	(12)	10

Total	3,144	3,027	2,967	(4)	(6)

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Expenses by Category	$M	$M	$M	Jun 06%	Dec 05%

Staff	1,587	1,437	1,386	(10)	(15)
Occupancy and equipment	335	311	310	(8)	(8)
Information technology services	439	483	502	9	13
Other expenses	783	796	769	2	(2)

Total	3,144	3,027	2,967	(4)	(6)

Capitalisation of Computer Software Costs
Capitalised computer software costs (net of amortisation) totalled $267 million as at 31 December 2006 (June 2006: $229 million and December 2005: $188 million). Expenditure in the half year principally comprises development of customer focussed systems.
76     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
7. Integrated Risk Management (Excludes Insurance and Funds Management)
The major categories of risk actively managed by the Group include credit risk, liquidity and funding risk, market risk and other operational and compliance risks. The “Integrated Risk Management” section of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006 details the major risks managed by the Group as a diversified financial institution.
Credit Risk
The Group uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Group uses various portfolio management tools to assist in diversifying the credit portfolio.
The commercial portfolio remains well rated and low actual loan impairments were experienced during the half year.

	31/12/06	30/06/06	31/12/05
Industry On Balance Sheet Exposure	%	%	%

Accommodation, cafes and restaurants	1.0	1.0	1.0
Agriculture, forestry and fishing	2.8	2.8	3.0
Communication services	0.3	0.4	0.3
Construction	1.2	1.4	1.4
Cultural and recreational services	0.5	0.6	0.6
Electricity, gas and water supply	1.5	1.6	1.9
Finance and insurance	13.0	12.2	11.4
Government administration and defence	1.4	1.2	1.4
Health and community services	1.5	1.5	1.6
Manufacturing	3.3	3.1	2.9
Mining	1.2	0.8	0.8
Personal and other services	0.6	0.6	0.5
Property and business services	8.1	8.3	8.1
Retail trade	1.6	1.7	1.8
Transport and storage	2.8	2.5	2.0
Wholesale trade	1.3	1.4	1.4
Consumer	57.9	58.9	59.9

	100.0	100.0	100.0

The bulk of the Group’s committed exposures are concentrated in Australia and New Zealand.

	31/12/06	30/06/06	31/12/05
Regional Committed Credit Exposure	%	%	%

Australia	81.0	82.6	82.9
New Zealand	14.6	13.6	13.5
Europe	2.1	1.8	2.2
Americas	1.5	1.2	0.7
Asia	0.6	0.6	0.6
Other	0.2	0.2	0.1

	100.0	100.0	100.0

	31/12/06	30/06/06	31/12/05
Commercial Portfolio Quality	%	%	%

AAA/AA	30	31	29
A	17	20	22
BBB	20	17	16
Other	33	32	33

	100	100	100

As a measure of individually risk rated commercial portfolio exposure (including finance and insurance), the Group has 67% of commercial exposures at investment grade quality.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     77

Appendices
7. Integrated Risk Management (continued)
Interest Rate Risk
Interest rate risk in the balance sheet is discussed within Note 43 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.
Next 12 months’ Earnings
The potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	31/12/06	30/06/06	31/12/05
Interest Rate Risk	%	%	%

(expressed as a % of expected next 12 months’ earnings)
Average monthly exposure	1.2	1.1	1.2
High month exposure	2.2	2.1	1.8
Low month exposure	0.3	0.2	0.2

Value at Risk (VaR)
VaR within Financial Markets Trading is discussed in the “Integrated Risk Management” section of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006. The following table provides a summary of VaR by type.

	Average VaR	Average VaR	Average VaR
	During	During	During
	December 2006	June 2006	December 2005
	Half Year	Half Year	Half Year
VaR expressed based on 97. 5% confidence	$M	$M	$M

Group
Interest rate risk	3.29	3.16	2.65
Exchange rate risk	0.54	0.65	0.53
Implied volatility risk	0.57	0.61	0.61
Equities risk	0.14	0.10	0.08
Commodities risk	0.71	1.20	0.36
Prepayment risk	0.40	0.33	0.28
ASB Bank	0.27	0.30	0.36
Diversification benefit	(1.73)	(2.26)	(1.40)

Total general market risk	4.19	4.09	3.47
Credit spread risk	6.14	5.97	5.74

Total	10.33	10.06	9.21

	Average VaR	Average VaR	Average VaR
	During	During	During
	December 2006	June 2006	December 2005
	Half Year	Half Year	Half Year
VaR expressed based on 99. 0% confidence	$M	$M	$M

Group
Interest rate risk	4.31	4.01	3.36
Exchange rate risk	0.72	0.77	0.62
Implied volatility risk	0.74	0.80	0.95
Equities risk	0.18	0.13	0.09
Commodities risk	0.93	1.61	0.45
Prepayment risk	0.40	0.33	0.28
ASB Bank	0.34	0.40	0.48
Diversification benefit	(2.38)	(3.04)	(1.93)

Total general market risk	5.24	5.01	4.30
Credit spread risk	7.29	7.09	6.81

Total	12.53	12.10	11.11

78     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
8. Capital Adequacy

	31/12/06	30/06/06	31/12/05
Risk-Weighted Capital Ratios	%	%	%

Tier One	7.06	7.56	7.54
Tier Two	3.49	3.10	3.28
Less deductions	(0.77)	(1.00)	(1.01)

Total	9.78	9.66	9.81

Adjusted Common Equity (1)	4.70	4.50	5.00

	31/12/06	30/06/06	31/12/05
Regulatory Capital	$M	$M	$M

Tier One Capital
Shareholders’ Equity	22,487	21,343	19,850
Reverse effect on Shareholders’ Equity of AIFRS transition (2)	—	7,183	7,183
Reverse effect of AIFRS during the period to 30 June 2006: (2)
Purchase/(sale) and vesting of treasury shares	—	10	(18)
Actuarial gains and losses from defined benefits superannuation plan	—	(387)	(68)
Realised gains and dividend income on treasury shares held with in the Group’s life insurance statutory funds	—	(85)	(25)
Cash flow hedge reserve	—	(20)	(23)
Employee compensation reserve	—	(11)	5
General reserve for credit losses	—	(92)	(25)
Available-for-sale investments	—	(9)	13
Defined benefit superannuation plan expense	—	25	19
Treasury shares valuation adjustment	—	100	43
Preference share capital	—	(687)	—
Issue of hybrid instruments	—	1,147	—
Other	—	(6)	31

Adjusted Shareholders’ Equity	22,487	28,511	26,985
Treasury shares	294	—	—
Estimated reinvestment under Dividend Reinvestment Plan (3)	248	303	221
Irredeemable non-cumulative preference shares (4)	2,582	—	—
Eligible loan capital	263	281	317
Deferred fees	123	—	—
Retained earnings (5)	752	—	—
Employee compensation reserve	73	—	—
Cash flow hedge reserve	(182)	—	—
General reserve for credit losses (after tax)	(350)	—	—
Available-for-sale investments reserve	(38)	—	—
Foreign currency translation reserve related to non-consolidated subsidiaries	(25)	160	160
Asset revaluation reserve	(130)	(131)	(117)
Expected dividend	(1,380)	(1,668)	(1,211)
Goodwill (6)	(7,579)	(4,416)	(4,392)
Intangible component of investment in non–consolidated subsidiaries (6)	—	(5,397)	(5,397)
Minority interest in life insurance statutory funds and other funds	—	(1,158)	(1,158)
Capitalised expenses	(100)	(122)	(107)
Capitalised computer software costs	(267)	—	—
Equity investments in other companies (7)	(820)	—	—
Defined benefit superannuation plan surplus (8)	(1,018)	—	—
Deferred tax	(39)	—	—
Other	18	(9)	(11)
Transitional Tier One capital relief on adoption of AIFRS (9)	1,641	—	—

Total Tier One Capital	16,553	16,354	15,290

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 31 December 2006.

(2)	APRA required regulatory capital to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Bank adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital.

(3)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(4)	Represents capital instruments classified as debt under AIFRS but approved by APRA as capital instruments.

(5)	Represents the writedown in retained earnings upon adoption of AIFRS within the non-consolidated subsidiaries.

(6)	31 December 2006 balance represents total Goodwill and other intangibles (excluding capitalised computer software costs) under AIFRS which is required to be deducted from Tier One Capital. The increase from the prior period principally represents the intangible component of the carrying value of the life insurance and funds management business which was transferred to Goodwill on adoption of AIFRS.

(7)	Represents the Bank’s non-controlling equity interest in a major infrastructure asset.

(8)	In accordance with APRA regulations, the surplus (net of tax) in the Bank’s defined benefit superannuation fund which is included in shareholders’ equity, must be deducted from Tier One capital.

(9)	APRA has granted transitional relief for Tier One and Two capital on adoption of AIFRS, which expires 1 January 2008.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     79

Appendices
8. Capital Adequacy (continued)

	31/12/06	30/06/06	31/12/05
Regulatory Capital	$M	$M	$M

Tier Two Capital
Collective provision for impairment losses	1,040	1,046	1,041
Other credit provisions (1)	19	—	—
Fair value credit adjustments (1)	31	—	—
General reserve for credit losses (pre-tax equivalent) (1)	500	500	404

Prudential general reserve for credit losses (1)	1,590	1,546	1,445
Future income tax benefit related to prudential general reserve for credit losses	(477)	(464)	(434)
Asset revaluation reserve (2)	59	131	117
Upper Tier Two note and bond issues	212	235	232
Lower Tier Two note and bond issues (3) (4)	6,780	5,335	5,349
Other	(62)	(58)	(65)
Transitional Tier Two capital relief on adoption of AIFRS (5)	74	—	—

Total Tier Two Capital	8,176	6,725	6,644

Total Capital before deductions	24,729	23,079	21,934

(1)	Prior to 1 July 2006 APRA required a minimum ratio of 0.5% (after tax) of risk weighted assets which comprised the collective provision for impairment losses and the General Reserve for Credit Losses. From 1 July 2006 there is no longer a minimum regulatory requirement. The Prudential General Reserve for Credit Losses is now comprised of the collective provision for impairment losses, other credit provisions, fair value credit adjustments and a general reserve for credit losses within shareholders’ equity which is an additional amount reserved over and above APRA requirements.

(2)	From 1 July 2006 APRA allows only 45% of the asset revaluation reserve to be included in Tier Two capital.

(3)	APRA requires these Lower Tier Two note and bond issues to be included as if they were unhedged.

(4)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.

(5)	APRA has granted transitional relief for Tier One and Two capital on adoption of AIFRS, which expires 1 January 2008.

	31/12/06	30/06/06	31/12/05
Regulatory Capital	$M	$M	$M

Total Capital before deductions	24,729	23,079	21,934
Deduct:
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One capital):
Shareholders’ net tangible assets in life and funds management businesses	(2,068)	(1,902)	(1,517)
Reverse effect of transition to AIFRS	(592)	(592)	(592)
Capital in other non-consolidated subsidiaries	(456)	(256)	(321)
Value of acquired inforce business (1)	—	(1,339)	(1,339)
Less: non-recourse debt	2,133	2,077	1,851
Funds Management Securities (2)	700	—	—

	(283)	(2,012)	(1,918)
Value of acquired inforce business (1)	(1,339)	—	—

	(1,622)	(2,012)	(1,918)

Other deductions	(166)	(151)	(130)

Capital base	22,941	20,916	19,886

(1)	Value of acquired inforce business (excess of market value over net assets), which was transferred to Goodwill upon adoption of AIFRS.

(2)	Funds Management Securities issued September 2006.

	31/12/06	30/06/06	31/12/05
Adjusted Common Equity (1)	$M	$M	$M

Tier One capital	16,553	16,354	15,290
Add:
Deferred Income Tax	39	—	—
Equity investments in other companies (2)	820	—	—
Deduct:
Eligible loan capital	(263)	(281)	(317)
Preference share capital	—	—	(687)
Other hybrid equity instruments	(3,522)	(3,659)	(1,573)
Minority interest (net of minority interest component deducted from Tier One capital)	(508)	(508)	(523)
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One capital) (3)	(283)	(2,012)	(1,918)

Other deductions	(166)	(151)	(130)
Impact upon adoption of AIFRS (4)	(1,641)	—	—

Total Adjusted Common Equity	11,029	9,743	10,142

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 31 December 2006.

(2)	Represents the Bank’s non-controlling equity interest in a major infrastructure asset.

(3)	Balance at 31 December 2006 excludes $1,339 million associated with excess of market value of net assets which was transferred to goodwill upon adoption of AIFRS.

(4)	Standards and Poor’s calculation of ACE Capital did not allow for any relief upon adoption of AIFRS.
80     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
8. Capital Adequacy (continued)

				Risk
	Face Value			Weights	Risk–Weighted Balance
	31/12/06	30/06/06	31/12/05		31/12/06	30/06/06	31/12/05
	$M	$M	$M	%	$M	$M	$M

Risk-Weighted Assets
On balance sheet assets
Cash, claims on Reserve Bank of Australia, short term claims on Australian Commonwealth and State Government and Territories, and other zero–weighted assets	29,442	23,301	25,677	—	—	—	—
Claims on OECD banks and local governments	14,227	16,742	18,771	20	2,845	3,348	3,754
Advances secured by residential property	170,377	157,962	154,274	50	85,189	78,981	77,137
All other assets	122,858	110,971	99,794	100	122,858	110,971	99,794

Total on balance sheet assets – credit risk	336,904	308,976	298,516		210,892	193,300	180,685

Total off balance sheet exposures – credit risk					20,032	19,691	18,626

Risk-weighted assets – market risk					3,645	3,447	3,356

Total risk-weighted assets (regulatory) (1)					234,569	216,438	202,667

(1)	In calculating risk weighted assets in accordance with Standard and Poor’s agreed methodology, the equity investment in other companies ($0.8 billion) is required to be added to regulatory risk weighted assets as this amount is not deducted from ACE Capital. On an unrelated transaction, a similar amount was required to be deducted from regulatory risk weighted assets due to Standard and Poor’s different treatment of set-off arrangements where they are recognised from a legal and accounting perspective.
Active Capital Management
The Banking Group maintains a strong capital position. The Total Capital Ratio increased from 9.66% at 30 June 2006 to 9.78% at 31 December 2006. The Tier One Capital Ratio decreased from 7.56% to 7.06% during the half year to 31 December 2006 reflecting the acquisition of a major infrastructure asset in the United Kingdom and growth in Risk Weighted Assets. Risk Weighted Assets, increased to $235 billion at 31 December 2006 due to strong growth in lending assets particularly in the business/corporate sector. The Group’s credit ratings remained unchanged.
Adoption of AIFRS and Transitional Relief
The Group adopted the Australian equivalents to International Financial Reporting Standards (“AIFRS”) on 1 July 2005. However, APRA required reporting under AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards, which took effect on 1 July 2006.
With the introduction of the revised prudential standards, APRA granted transitional relief in relation to changes to their prudential regulations from 1 July 2006 until 31 December 2007.
Total transitional relief of $1,715 million is comprised of $1,641 million relief for Tier One Capital and $74 million of relief for Upper Tier Two Capital.
Transitional relief principally relates to:
•	Excess of Market Value Over Net Assets (“EMVONA”) $1,339 million;
•	Software capitalised expenses $229 million; and
•	Defined benefit superannuation plan deficit $45 million.
Adjusted Common Equity
The Adjusted Common Equity (“ACE”) ratio at 31 December 2006 is 4.70%, an increase from 4.39% at 1 July 2006 (on an AIFRS basis). Standard & Poor’s did not grant any transition relief for the impact of AIFRS adjustments in relation to the impact of software capitalised expenses and defined benefit superannuation plan deficit.
Significant Initiatives
The following significant initiatives were undertaken to actively manage the Group’s capital:
Tier One Capital
•	Issue of $300 million shares in October 2006 to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2005/06; and
•	In accordance with APRA guidelines, the estimated issue of $248 million of shares to satisfy the DRP in respect of the interim dividend for 2006/07.
Tier Two Capital
•	Issue of the equivalent of $1,831 million of Lower Tier Two capital; offset by
•	The call and maturity of the equivalent of $206 million of Tier Two note and bond issues; and
•	Decrease in the value of Tier Two note and bond issues of $180 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with the APRA regulations).
Other Capital Initiatives
Issue of $700 million hybrid securities, called Funds Management Securities (“FMS”) in September 2006. The coupons on the FMS, and in some cases repayment of capital, will depend on the fees generated by the Australian Funds Management business of the Group. The issue of FMS forms part of the Group’s ongoing commitment to efficient innovative capital management.
Deductions from Total Capital
During the half year a decrease in deductions for investment in non-consolidated subsidiaries primarily reflects up-streaming of dividends from the Colonial group of companies.
Life & Fund Management Activities
As required by APRA, the Group’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Banking Group’s Capital Ratios. The Group’s insurance and funds management companies held an estimated $911 million excess over regulatory capital requirements at 31 December 2006 in aggregate.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)     81

Appendices
9. Share Capital

	Half Year Ended
	31/12/06	30/06/06	31/12/05
Ordinary Share Capital	$M	$M	$M

Opening balance (excluding Treasury Shares deduction)	13,901	14,168	13,872
Dividend reinvestment plan: Final Dividend prior year	300	—	262
Dividend reinvestment plan: Interim Dividend	—	219	—
Buyback of shares	—	(499)	(1)
Exercise of executive options	13	15	35
Issue costs	—	(2)	—

Closing balance (excluding Treasury Shares deduction)	14,214	13,901	14,168
Less Treasury Shares	(294)	(396)	(367)

Closing Balance	13,920	13,505	13,801

	Half Year Ended
Shares on Issue	31/12/06	30/06/06	31/12/05

Opening balance (excluding Treasury Shares deduction)	1,282,904,909	1,288,562,729	1,280,276,172
Dividend reinvestment plan issue:
2004/2005 Final dividend fully paid ordinary shares at $37.19	—	—	7,032,857
2005/2006 Interim dividend fully paid ordinary shares at $43.89	—	4,979,668	—
2005/2006 Final dividend fully paid ordinary shares at $45.24	6,638,553	—	—
Buyback of shares	—	(11,114,988)	(25,000)
Exercise under executive option plan	474,400	477,500	1,278,700

Closing balance (excluding Treasury Shares deduction)	1,290,017,862	1,282,904,909	1,288,562,729
Less Treasury Shares	(9,235,153)	(11,085,258)	(10,767,501)

Closing balance	1,280,782,709	1,271,819,651	1,277,795,228

Terms and Conditions of Ordinary Share Capital
Holders of ordinary shares have the right to receive dividends as declared and in the event of winding up the Bank, to participating in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held.
A shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate, it may also authorise a representative.
Dividend Franking Account
After fully franking the interim dividend to be paid for the half year ended 31 December 2006, the amount of credits available as at 31 December 2006 to frank dividends for subsequent financial years is $88 million (June 2006: nil). This figure is based on the combined franking accounts of the Bank at 31 December 2006, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the half year ended 31 December 2006, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for it to be able to fully frank future dividend payments. These calculations have been based on the taxation law as at 31 December 2006.
Dividends
The Directors have declared a fully franked interim dividend of 107 cents per share amounting to $1,380 million. The dividend will be payable on 5 April 2007 to shareholders on the register at 5pm on 23 February 2007. Dividends per share are based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:
•	Current and expected rates of business growth and the mix of business;
•	Capital needs to support economic, regulatory and credit ratings requirements;
•	The rate of return on assets; and
•	Investments and/or divestments to support business development.
As declared in the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006, a fully franked final dividend of 130 cents per share amounting to $1,668 million was paid on 5 October 2006. The payment comprised cash disbursements of $1,368 million with $300 million being reinvested by participants through the Dividend Reinvestment Plan.
Dividend Reinvestment Plan
The Bank expects to issue around $248 million of shares in respect of the Dividend Reinvestment Plan for the interim dividend for 2006/07.
Record Date
The register closed for determination of dividend entitlement and for participation in the DRP at 5:00pm on 23 February 2007 at Link Market Services Limited, Locked Bag A14, Sydney South, NSW 1235.
Ex Dividend Date
The ex-dividend date was 19 February 2007.
82     Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
10. Life Insurance Business
Life Insurance contract liabilities
Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this Financial Report, including compliance with the regulations of the Life Insurance Act “Life Act” 1995 where appropriate.
Life Investment contract liabilities
Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The financial instrument liabilities are measured in accordance with AASB 139 with changes in fair value taken to the Income Statement. Fair value represents the value of future benefit payments and fees subject to a minimum of the surrender value. The liability to policyholders is closely linked to the performance and value of the assets (net of income tax) that back those liabilities.

	31/12/06	30/06/06	31/12/05
Components of Policy Liabilities (1)	$M	$M	$M

Future policy benefits (2)	24,666	23,916	24,861
Future bonuses	1,197	1,128	1,106
Future expenses	1,997	1,844	1,851
Future profit margins	1,517	1,388	1,224
Future charges for acquisition expenses	(442)	(434)	(450)
Balance of future premiums	(6,290)	(5,706)	(5,604)
Provisions for bonuses not allocated to participating policyholders	84	89	67

Total policy liabilities	22,729	22,225	23,055

(1)	Includes both investment and insurance business.

(2)	Including bonuses credited to policyholders in prior years.
Taxation
Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each market.
Actuarial Methods and Assumptions
Insurance contract policy liabilities have been calculated in accordance with AASB 1038 “Life Insurance Contracts” and the Margin on Services “MoS” methodology as set out in Actuarial Standard 1.04 – Valuation Standard “AS1.04” issued by the Life Insurance Actuarial Standards Board “LIASB”. The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Projection	Premiums/Expected claim payment
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Accumulation/Projection	Expected claim payments
Income stream risk	Accumulation/Projection	Expected claim payments

The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.
Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Bonuses may take a number of forms including reversionary bonuses, interest credits and terminal bonuses (payable on the termination of the policy).
Actuarial assumptions
Set out below is a summary of the material assumptions used in the calculation of policy liabilities.
Discount rates
Discount rates are used to discount future cash flows in the determination of policy liabilities. The discount rates assumed vary by product and are based on the risk-free rate, except for discretionary participating products where the rate is based on the expected earning rate of the assets supporting the policy liabilities, adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand.
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation) 83

Appendices
10. Life Insurance Business (continued)

	December 2006	June 2006
Class of Business – Australia (1)	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	4. 12 – 6. 07	6. 00 – 6. 75
Traditional – superannuation business (after tax)	5. 01 – 7. 42	7. 33 – 8. 26
Annuity – term and lifetime (exempt from tax)	6. 17 – 6. 63	5. 79 – 6. 30
Term insurance – (before tax)	5. 86 – 6. 25	5. 58 – 5. 81
Income protection (before tax)	5. 86 – 6. 25	5. 58 – 5. 81
Investment account – ordinary (after tax)	4.29	4.21
Investment account – superannuation (after tax)	5.22	5.12
Investment account – annuities (exempt from tax)	6.09	5.98

(1)	For New Zealand, investment earning rates assumed were 3.9% to 5.7% net of tax.
Bonuses
The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There are no significant changes to these assumptions.
Maintenance expenses
The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year. The expenses are expected to be sufficient to cover the cost of servicing the business in the coming year, after adjusting for one-off expenses. For Australian Participating Business, current expenses are adjusted for actual experience and assumed to increase in line with inflation each year. There are no significant changes to these assumptions.
Investment management expenses
Investment management expense assumptions vary by asset classes and are based on agreed rates with investment managers, as set out in Fund Management Arrangements. There are no significant changes to overall investment fees.
Inflation
The inflation assumption is based on current inflation levels together with consideration of future inflation rates implied by inflation-linked securities.
Benefit indexation
Benefits and premiums under most of the regular premium policies are automatically indexed. The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There are no significant changes to these assumptions.
Taxation
The taxation basis and rates assumed vary by market and product type.
Voluntary discontinuance
Discontinuance rates are based on recent company experience and vary by market, product, age and duration inforce. There are no significant changes to these assumptions.
Surrender values
Current surrender value bases are assumed to apply in the future. There are no significant changes to these assumptions.
Mortality and morbidity
Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each market (e.g. IA95-97 in Australia for retail risk, IM/IF80 for annuities), adjusted for recent company experience where appropriate. There are no significant changes to these assumptions.
Solvency
Australian life insurers:
Australian life insurers are required to hold prudential reserves in excess of policy liabilities. These reserves are required to support solvency requirements and provide protection against adverse experience. Actuarial Standard AS2.04 “Solvency Standard” ‘AS2.04’ prescribes a minimum solvency requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.04.
Overseas life insurers:
Overseas insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements.
Managed assets & fiduciary activities
Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the insurance funds and other activities of the Group.
Disaggregated information
Life Insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are separated from the shareholders’ funds. The financial statements of Australian life insurers, which are lodged annually with the relevant Australian regulators, show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholders’ funds, as well as between investment linked business and non-investment linked business.
84   Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
11. Intangible Assets

	As at
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Total Intangible Assets
Goodwill	7,203	7,200	7,214
Computer software costs	267	229	188
Other	376	380	338

Total	7,846	7,809	7,740

Goodwill
Purchased goodwill – Colonial	6,705	6,705	6,705
Purchased goodwill – other	498	495	509

Total goodwill	7,203	7,200	7,214

Computer Software Costs
Cost	353	290	228
Accumulated amortisation	(86)	(61)	(40)

Total computer software costs	267	229	188

Other
Cost	393	393	347
Accumulated amortisation	(17)	(13)	(9)

Total other	376	380	338

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Goodwill (reconciliation)
Opening balance	7,200	7,214	7,214
Additions	3	7	—
Impairment	—	(21)	—

Closing balance	7,203	7,200	7,214

Computer Software Costs (reconciliation)
Opening balance	229	188	182
Additions:
From internal development	68	68	22
Amortisation	(30)	(27)	(16)

Closing balance	267	229	188

Other (reconciliation)
Opening balance	380	338	260
Additions:
From acquisitions	—	46	80
Amortisation	(4)	(4)	(2)

Closing balance	376	380	338

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)   85

Appendices
12. ASB Bank Group

	Half Year Ended
	31/12/06	30/06/06	31/12/05	31/12/06	30/06/06	31/12/05
Income Statement (1)	NZDM	NZDM	NZDM	$M	$M	$M

Interest income	1,835	1,676	1,534	1,577	1,442	1,419
Interest expense	1,398	1,264	1,142	1,201	1,088	1,056

Net interest earnings	437	412	392	376	354	363
Other income	190	169	175	163	145	162

Total operating income	627	581	567	539	499	525
Impairment losses on advances	4	9	10	3	8	9

Total operating income after debt provisions expense	623	572	557	536	491	516
Total operating expense	267	252	243	230	217	225
Salaries and other staff expense	152	142	134	131	122	124
Building occupancy and equipment expense	46	42	43	40	36	40
Information technology expense	25	24	26	21	21	24
Other expenses	44	44	40	38	38	37

Net surplus before taxation	356	320	314	306	274	291
Taxation	106	97	97	91	83	90

Net surplus after taxation	250	223	217	215	191	201

	As at
	31/12/06	30/06/06	31/12/05	31/12/06	30/06/06	31/12/05
Balance Sheet (2)	NZDM	NZDM	NZDM	$M	$M	$M

Assets
Cash and liquid assets	120	17	123	107	14	115
Due from other banks	2,387	1,728	1,500	2,130	1,424	1,401
Money market advances	1,688	966	1,540	1,506	796	1,438
Securities at fair value through Income Statement	3,389	3,021	2,323	3,024	2,489	2,169
Derivative assets	376	511	326	336	421	304
Advances to customers	40,274	37,989	35,611	35,939	31,304	33,250
Property, plant and equipment	149	152	146	133	125	136
Intangible assets	30	20	16	27	16	15
Other assets	198	164	164	177	135	153

Total assets	48,611	44,568	41,749	43,379	36,724	38,981

Total interest earning and discount bearing assets	47,719	43,682	40,943	42,582	35,994	38,229

Liabilities
Money and market deposits	16,245	14,390	14,532	14,496	11,857	13,568
Derivative liabilities	765	241	291	683	199	272
Deposits from customers	22,849	21,145	19,447	20,389	17,423	18,158
Due to other banks	5,112	5,531	4,482	4,562	4,558	4,185
Other liabilities	356	361	295	318	297	275
Deferred taxation liabilities	49	13	7	44	11	6
Current tax liability	44	15	41	39	12	38
Subordinated debt	199	183	—	178	151	—

Total liabilities	45,619	41,879	39,095	40,709	34,508	36,502

Shareholders’ Equity
Contributed capital – ordinary shareholder	1,013	1,013	323	904	835	302
Asset revaluation reserve	23	23	18	21	19	17
Cash flow hedge reserves	119	50	57	106	41	53
Accumulated surplus	1,287	1,053	1,706	1,148	868	1,593

Ordinary shareholders’ equity	2,442	2,139	2,104	2,179	1,763	1,965
Contributed capital – perpetual preference shareholders	550	550	550	491	453	514

Total shareholders’ equity	2,992	2,689	2,654	2,670	2,216	2,479

Total liabilities and shareholders’ equity	48,611	44,568	41,749	43,379	36,724	38,981

Total interest and discount bearing liabilities	42,543	39,852	37,164	37,964	32,838	34,700

(1)	The Income Statement has been translated at AUD 1.00= NZD 1.1637 for the half year ended 31 December 2006 (AUD 1.00= NZD 1.1623 for the half year ended 30 June 2006 and AUD 1.00= NZD 1.0810 for the half year ended 31 December 2005).

(2)	Refer to Appendix 16 for rates at which the Balance Sheet has been translated.
86   Comonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
13. ASX Appendix 4D

Cross Reference Index	Page

Results for Announcement to the Market (4D Item 2)	Inside front cover
Dividends (4D Items 5)	Inside front cover
Dividend dates (4D Items 5)	Inside front cover
Dividend Reinvestment Plan (4D Item 6)	82
Net tangible assets per security (4D Item 3)	92
Commentary on Results (4D Item 2.6)	8

John Hatton
Company Secretary
14 February 2007
Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  87

Appendices
13. ASX Appendix 4D (continued)
Details of entities over which control was lost during the year

		Ownership Interest
4D Item 4	Date control lost	Held(%)

IDI (No.1) Limited	25 November 2006	100%
IDI (No.2) Limited	25 November 2006	100%
Riley Investments Limited	25 November 2006	100%
Riley International Limited	25 November 2006	100%

Details of associates and joint ventures 4D Item 7

As at 31 December 2006	Ownership Interest Held (%)

Computer Fleet Management	50%
Cyberlynx Procurement Services	50%
PT Astra CMG Life	50%
AMTD Group Limited (formerly Allday Enterprises Limited)	30%
China Life CMG Life Assurance Company	49%
Bao Minh CMG Life Insurance Company	50%
CMG CH China Funds Management Limited	50%
Hangzhou City Commercial Bank	19.9%
452 Capital Pty Limited	30%
Alster & Thames Partnership	25%
First State Cinda Fund Management Company Limited	46%
Healthcare Support (Newcastle) Ltd	40%
Equion Health (Barts) Limited	50%
Acadian Asset Management (Australia) Limited	50%
Five D Holdings	50%
First State Media (Ireland) Limited	50%

Any other significant information
There is no other significant information other than as disclosed in note 12.
Post Balance Date Events
There have been no significant events occurring since the balance sheet date other than as disclosed in note 12.
Foreign Entities 4D Item 8
Not Applicable
87   Comonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
14. Analysis Template

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Page
Profit Summary – Input Schedule	$M	$M	$M	References

Income – Cash Basis
Net interest income	3,485	3,259	3,255	Page 12
Other banking operating income	1,678	1,591	1,445	Page 12

Total banking Income	5,163	4,850	4,700	Page 12
Operating income	893	828	715	Page 22
Shareholder investment returns	4	7	7	Page 22

Funds management income	897	835	722	Page 22
Operating income – life insurance	339	322	347	Page 25
Operating income – general insurance	43	34	39	Page 25

Operating income insurance	382	356	386	Page 25
Shareholder investment returns	81	30	57	Page 25
Profit on sale of the Hong Kong Insurance Business	—	—	145	Page 25

Insurance income	463	386	588	Page 25

Total income	6,523	6,071	6,010	Page 9

Expenses – Cash Basis
Banking	2,354	2,298	2,260	Page 12
Funds management	567	530	459	Page 22
Insurance	223	199	248	Page 76

Total operating expenses	3,144	3,027	2,967	Page 9

Profit before loan impairment expense	3,379	3,044	3,043	Page 9
Loan impairment expense	195	210	188	Page 9

Profit before income tax	3,184	2,834	2,855	Page 9
Income tax – corporate	900	829	776	Page 9

Operating profit after tax	2,284	2,005	2,079	Page 9
Minority interests	13	13	18	Page 9

Net profit after tax – cash basis	2,271	1,992	2,061	Page 9

Defined benefit superannuation plan income/(expense)	4	(6)	(19)	Page 9
Treasury shares valuation adjustment	(38)	(57)	(43)	Page 9
One off AIFRS mismatch	(46)	—	—	Page 9

Net profit after tax – statutory basis	2,191	1,929	1,999	Page 9

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)  89

Appendices
14. Analysis Template (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Page
Profit Summary – Input Schedule	$M	$M	$M	References

Other Data
Net interest income (excluding securitisation)	3,432	3,202	3,218	Page 74
Average interest earning assets	306,868	282,553	267,169	Page 74
Average net assets (1)	21,915	20,597	21,247	Page 31
Average minority interest (1)	508	515	1,156	Page 31
Average preference shares & other equity instruments (1)	939	470	1,130	Page 31
Average treasury shares (1)	(345)	(381)	(376)	Page 82
Average defined benefit superannuation plan net surplus (1)	896	656	471	—
Distributions – other equity instruments	28	—	—	—
Preference dividends – convertible	90	67	60	—
Preference dividends (after tax) – convertible	75	54	46	—
Weighted average number of shares – statutory basic	1,276	1,277	1,273	Page 9
Weighted average number of shares – fully diluted – statutory	1,348	1,336	1,324	—
Weighted average number of shares – cash	1,284	1,285	1,281	Page 9
Weighted average number of shares – fully diluted – cash	1,357	1,344	1,333	—
Dividends per share (cents)	107	130	94	Page 9
No. of shares at end of period (excluding treasury shares deduction – millions)	1,290	1,283	1,289	Page 82
Average funds under administration	158,010	147,684	130,179	Page 22
Operating income – internal	5	4	5	Page 22
Average inforce premiums (1)	1,318	1,220	1,241	Page 26
Net assets	22,487	21,343	19,850	Page 31
Total intangible assets	7,846	7,809	7,740	Page 31
Minority interests	508	508	523	Page 31
Other equity instruments	939	939	—	Page 31
Tier One capital	16,553	16,354	15,290	Page 79
Deferred income tax	39	—	—	Page 79
Equity investments in other companies	820	—	—	Page 79
Eligible loan capital	263	281	317	Page 79
Preference share capital	—	—	687
Other equity instruments	3,522	3,659	1,573	Page 80
Minority interests (net of minority interest component deducted from Tier One capital)	508	508	523	Page 80
Investment in non consolidated subsidiaries (net of Intangible component deducted from Tier One capital)	283	2,012	1,918	Page 80
Other deductions	166	151	130	Page 80
Transitional Tier One capital relief granted on adoption of AIFRS	1,641	—	—	Page 80
Risk-weighted assets	234,569	216,438	202,667	Page 81

(1)	Average of opening & closing balance.
90  Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
14. Analysis Template (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
Ratios – Output Summary	$M	$M	$M

EPS
Earnings per share — cash basis adjusted for sale of Hong Kong
Insurance Business (cents)	174.7	154.9	149.5
Earnings per share — cash basis (cents)	174.7	154.9	160.9

Net profit after tax — cash basis	2,271	1,992	2,061
Distributions — other equity instruments	28	—	—
Adjusted profit for EPS calculation	2,243	1,992	2,061
Average number of shares (M)	1,284	1,285	1,281
Add back preference dividends (after tax) (M)	75	54	46
Adjusted diluted profit for EPS calculation	2,318	2,046	2,107
Diluted average number of shares (M)	1,357	1,344	1,333

EPS diluted — cash basis (cents)	170.9	152.1	158.1
Earnings per share — statutory basis (cents)	169.9	153.0	146.4

Net profit after tax — statutory	2,210	1,967	1,875
Adjusted profit for EPS calculation	2,182	1,967	1,875
Average number of shares (M)	1,284	1,285	1,281

DPS
Dividends

Dividends per share (cents)	107	130	94
No of shares at end of period (M)	1,290	1,283	1,289
Total dividends	1,380	1,668	1,211
Dividend payout ratio — cash basis

Net profit after tax — cash basis	2,271	1,992	2,061
NPAT — available for distribution to ordinary shareholders	2,243	1,992	2,061
Total dividends	1,380	1,668	1,211
Payout ratio — cash basis (%)	61.5	83.7	58.8
Dividend cover

NPAT — available for distribution to ordinary shareholders	2,243	1,992	2,061
Total dividends	1,380	1,668	1,211
Dividend cover — cash basis	1.6	1.2	1.7

ROE
Return on equity — cash basis

Average net assets	21,915	20,597	21,247
Less:
Average minority interests	(508)	(515)	(1,156)
Average preference shares	(939)	(470)	(1,130)

Average equity	20,468	19,612	18,961
Add average treasury shares	345	381	376
Less average defined benefit superannuation plan net surplus	(896)	(656)	(471)

Net average equity	19,917	19,337	18,866
NPAT (“cash basis”)	2,271	1,992	2,061
Less distributions — other equity instruments	28	—	—
Adjusted profit for ROE calculation	2,243	1,992	2,061
Return on equity — cash basis (%)	22.3	20.8	21.7
Return on equity — statutory basis

Average net assets	21,915	20,597	21,247
Average minority interests	(508)	(515)	(1,156)
Average preference shares	(939)	(470)	(1,130)

Average equity	20,468	19,612	18,961
NPAT (“statutory basis”)	2,210	1,967	1,875
Less distribution other equity instruments	28	—	—
Adjusted profit for ROE calculation	2,182	1,967	1,875
Return on equity — statutory basis (%)	21.7	20.5	19.7
NIM

Net interest income (excluding securitisation)	3,432	3,202	3,218
Average interest earning assets (excluding securitisation)	306,868	282,553	267,169
NIM ( % pa)	2.22	2.29	2.39

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation) 91

Appendices
14. Analysis Template (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
Ratios Output Summary	$M	$M	$M

Productivity
Banking expense to income ratio
Expenses	2,354	2,298	2,260
Banking Income	5,163	4,850	4,700
Expense to Income — cash basis (%)	45.6	47.4	48.1

Funds management expenses to average FUA ratio

Expenses	567	530	459
Average funds under administration	158,010	147,684	130,179
Expenses to average FUA — cash basis (%)	0.71	0.72	0.70

Insurance expenses to average inforce premiums ratio

Operating expenses	223	199	248
Operating expenses — internal	5	4	5
Total expenses	228	203	253
Average inforce premiums	1,318	1,220	1,241
Expenses to average inforce premiums — cash basis (%)	34.3	33.6	40.5

Operating expenses — external	223	199	248
Operating expenses — internal	5	4	5
Total expenses	228	203	253
Average inforce premiums	1,318	1,220	1,241
Expenses to average inforce premiums — statutory basis (%)	34.3	33.6	40.5

Net Tangible Assets (NTA) per share

Net assets	22,487	21,343	19,850
Less:
Intangible assets	(7,846)	(7,809)	(7,740)
Minority interests	(508)	(508)	(523)
Other equity instruments	(939)	(939)	—

Total net tangible assets	13,194	12,087	11,587
No of shares at end of period (M)	1,290	1,283	1,289
Net tangible assets (NTA) per share ($)	10.23	9.42	8.99

ACE ratio

Tier One capital	16,553	16,354	15,290
Add:
Deferred income tax	39	—	—
Equity investments in other companies	820	—	—
Deduct:
Eligible loan capital	(263)	(281)	(317)
Preference share capital	—	—	(687)
Other hybrid equity instruments	(3,522)	(3,659)	(1,573)
Minority Interest (net of minority interest component deducted from Tier One capital)	(508)	(508)	(523)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)	(283)	(2,012)	(1,918)
Other deductions	(166)	(151)	(130)
Impact upon adoption of AIFRS	(1,641)	—	—

Total Adjusted Common Equity	11,029	9,743	10,142
Risk weighted assets	234,569	216,438	202,667
ACE ratio (%)	4.70	4.50	5.00

92 Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
15. Summary

			Half Year Ended
			31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Total		Page	$M	$M	$M	Jun 06%	Dec 05%

Net profit after tax — statutory	$M	9	2,210	1,967	1,875	12	18
Net profit after tax — cash basis	$M	9	2,271	1,992	2,061	14	10
Defined benefit superannuation plan income/(expense) — after tax	$M	9	4	(6)	(19)	large	large
Treasury shares valuation adjustment — after tax	$M	9	(38)	(57)	(43)	33	12
One off AIFRS mismatch	$M	9	(46)	—	—	—	—
Net profit after tax — statutory	$M	9	2,191	1,929	1,999	14	10
Earnings per share — cash basis — basic (cents)	cents	9	174.7	154.9	160.9	13	9
Dividends per share	cents	9	107	130	94	(18)	14
Dividend pay-out ratio — cash basis (adjusted for sale of Hong Kong Insurance Business)%		9	61.5	83.7	63.2	large	(170)bpts
Tier One capital	%	79	7.06	7.56	7.54	(50)bpts	(48)bpts
Total capital	%	79	9.78	9.66	9.81	12bpts	(3)bpts
Adjusted common equity	%	79	4.70	4.50	5.00	20bpts	(30)bpts
Number of full time equivalent staff	No.	—	37,216	36,664	34,918	2	7
Return on equity — cash	%	9	22.3	20.8	21.7	150bpts	60bpts
Return on equity — statutory	%	—	21.7	20.5	19.7	120bpts	200bpts
Weighted average number of shares — statutory	M	9	1,276	1,277	1,273	—	—
Net tangible assets per share	$	92	10.23	9.42	8.99	9	14

Banking

Net profit after tax — statutory	$M	12	1,867	1,638	1,589	14	17
Net profit after tax — cash basis	$M	12	1,867	1,638	1,589	14	17
Net Interest Income	$M	12	3,485	3,259	3,255	7	7
Net Interest Margin	%	12	2.22	2.29	2.39	(7)bpts	(17)bpts
Other banking income	$M	12	1,678	1,591	1,445	5	16
Other banking income/total banking income	%	—	32.5	32.8	30.7	(30)bpts	180bpts
Expense to income ratio — statutory	%	12	45.6	47.4	48.1	4	5
Average interest earning assets	$M	10	306,868	282,553	267,169	9	15
Average interest earning liabilities	$M	10	286,548	263,203	247,129	9	16
Loan impairment expense	$M	12	195	210	188	7	(4)
Loan impairment expense to risk-weighted assets (annual)%		14	0.17	0.19	0.19	(2)bpts	(2)bpts
Prudential general reserve for credit losses to risk weighted assets	%	14	0.68	0.71	0.71	(3)bpts	(3)bpts
Total provisions for impairment losses to gross impaired assets	%	40	363.9	380.7	314.1	large	large
Individually assessed provisions for impairment to Gross Impaired Assets	%	40	50.6	52.5	45.2	(190)bpts	540bpts
Risk weighted assets	$M	81	234,569	216,438	202,667	8	16

Funds Management

Net profit after tax — statutory	$M	22	232	217	183	7	27
Net profit after tax — cash basis	$M	22	235	222	188	6	25
Shareholder investment returns	$M	22	4	7	7	(43)	(43)
Average funds under administration	$M	22	158,010	147,684	130,179	7	21
Net inflows	$M	22	2,076	8,135	2,695	(74)	(23)
Income to average funds under administration	%	22	1.13	1.14	1.10	(1)bpt	3bpts
Expenses to average funds under administration	%	22	0.71	0.72	0.70	1	(1)

Insurance

Net profit after tax — statutory	$M	25	111	112	103	(1)	8
Net profit after tax — cash basis	$M	25	169	132	284	28	(40)
Shareholder investment returns	$M	25	81	30	202	large	(60)
Inforce premiums	$M	26	1,412	1,223	1,216	15	16
Expenses to Average Inforce premiums — statutory	%	25	34.3	33.6	40.5	(2)	15

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation) 93

Appendices
16. Foreign Exchange Rates

Exchange Rates Utilised
As at		31/12/06	30/06/06	31/12/05

AUD 1. 00=	USD	0.7913	0.7428	0.7341
	GBP	0.4027	0.4053	0.4251
	JPY	94.024	85.276	86.214
	NZD	1.121	1.214	1.071
	HKD	6.151	5.770	5.692
	EUR	0.6007	0.5848	0.6187

94 Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
17. Definitions

Term	Description

Banking	Banking operations includes retail; business, corporate, institutional and treasury; Asia Pacific banking and centre support functions. Retail banking operations include banking services which were distributed through the Business and Retail distribution divisions. Business, Corporate and Institutional banking includes banking services which were distributed to all business customers through the Premium Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB Bank operations in New Zealand.

Cash Basis	Before defined benefit superannuation plan expense and treasury share valuation adjustment and one-off AIFRS hedging mismatch (refer to Note 2, to the Financial Statements, page 36).

Dividend Payout Ratio	Dividends paid on ordinary shares divided by earnings (earnings are net of dividends on preference shares).

DRP	Dividend reinvestment plan.

DRP Participation	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 133: Earnings per Share.

Funds Management	Funds management business includes funds management within the Wealth Management division and International Financial Services division.

Insurance	Insurance business includes the life risk business within the Wealth Management division and the International Financial Services division and general insurance financial results. The insurance segment as reported on page 21 includes the operating performance of the Hong Kong Insurance Business up to the effective date of sale (18 October 2005).

Net Profit after Tax (“Cash Basis”)	Represents profit after tax and minority interests, before defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch.

Net Profit after Tax (“Statutory Basis”)	Represents profit after tax, minority interests, defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch. This is equivalent to the statutory item “Net Profit attributable to Members of the Group”.

Net Tangible Assets per Share	Net assets excluding intangible assets, minority interests, preference shares and other equity instruments divided by ordinary shares on issue at the end of the period.

Overseas	‘Overseas’ represents amounts booked in branches and controlled entities outside Australia.

Return on Average Shareholders’ Equity	Based on net profit after tax and minority interests less other equity instrument distributions applied to average shareholders’ equity, excluding minority interests and other equity instruments.

Return on Average Shareholders’ Equity - Cash Basis	As per the return on average shareholders’ equity, excluding the effect of defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies.

Expense to Income Ratio	Represents operating expenses as a percentage of total operating revenue.

Weighted Average Number of Shares (“Statutory Basis”)	Includes an adjustment to exclude “Treasury Shares” related to investments in the Bank’s shares held by both the life insurance statutory funds and by the employee share scheme trust.

Weighted Average Number of Shares (“Cash Basis”)	Includes an adjustment to deduct from ordinary shares only those “Treasury Shares” related to the investment in the Bank’s shares held by the employee share scheme trust.

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation) 95

Appendices
18. Market Share Definitions

Banking

Australian Retail

Home Loans	Total Household Loans (APRA) — MISA (Pre Sep 04) + Securitised Assets (APRA) + Homepath.

Total Housing Loans (incl securitisations) (from RBA which includes NBFI’s unlike APRA). (1)

Credit Cards	CBA Total Credit Card Lending (APRA).

Total Credit Cards with Interest Free + Total Credit Cards without Interest Free (from RBA which includes NBFI’s unlike APRA). (1)

Retail Deposits	CBA Current Deposits + Term (excl CD’s) + Other (All as reported to RBA)

Total RBA: Current Deposits with banks + Term (excl CD’s) + Other with banks.(from RBA monthly bulletin statistics) (1)

Household Deposits	CBA Household Deposits (as reported to APRA) — MISA (Pre Sep 04)

Total Bank Household Deposits (from APRA monthly banking statistics)

APRA Other	CBA Term Personal Lending + Margin Lending net balances + Personal Leasing + Revolving credit

HouseholdLending	Total Market Term Personal Lending + Margin Lending + Personal Leasing + Revolving credit from APRA

Business

CBA business lending and credit (specific ‘business lending’ categories in lodged APRA returns — 320.0, 320.1 and 320.4)

Business Lending (RBA)	Total of business lending and credit to the private non-financial sector by all financial intermediaries (sourced from RBA table Lending & Credit Aggregates which is in turn sourced from specific ‘business lending’ categories in lodged APRA returns — 320.0, 320.1 and 320.4) (includes bills on issue and securitised business loans). (1)

Business Lending (APRA)	Loans and advances to residents that are recorded on the Australian books of CBA within the non-financial corporations sector, where this sector comprises private trading corporations, private unincorporated businesses and commonwealth, state, territory and local government non-financial corporations (as per lending balances submitted to APRA in ARF 320.0)

Total loans and advances to the non-financial corporations sector for all licensed banks that submit to APRA

Business Deposits (APRA)	Total transaction and non-transaction account deposit balances recorded on the Australian books of CBA from residents within the non-financial corporations sector, where this sector comprises private trading corporations, private unincorporated businesses and commonwealth, state, territory and local government non-financial corporations (as per deposit balances submitted to APRA in ARF 320.0)

Total transaction and non-transaction deposit balances from the non-financial corporations sector for all licensed banks that submit to APRA

Asset Finance	Total end of month asset finance net receivables excluding repossessed assets, non-accrual receivables, progressive fundings and the consumer loan balance

Total market as determined by Australian Equipment Lessors Association (AELA)

Equities Trading	12 months rolling average of total value of CommSee equities trades

(CommSec)	12 months rolling average of total value of equities market trades as measured by ASX SEATS

Asia Pacific

NZ Lending	All retail, business, commercial, corporate, and rural deposits on ASB Balance Sheet

Total retail, business, commercial, corporate, and rural deposits in New Zealand (from NZ Reserve Bank)

NZ Deposits	All retail, business, commercial, corporate, and rural loans on ASB Balance Sheet

Total retail, business, commercial, corporate, and rural deposits in New Zealand (from NZ Reserve Bank)

(1)	The RBA restates the total of all financial intermediaries retrospectively when required. This may be due to a change in definition, the inclusion of a new participant or correction of errors in prior returns. CBA restates its market share where the RBA total has changed based on current balances less implied percentage growth rates now reported by the RBA for previous months.

96 Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation)

Appendices
18. Market Share Definitions (continued)

Funds Management

Australian Retail	Total funds in CBA Wealth Management retail investment products (including WM products badged by other parties)

Total funds in retail investment products market (from Plan for Life)

Platforms/ Masterfunds	Total funds in CBA Wealth Management platforms and masterfunds (including WM platforms badged by other parties)

Total funds in platform/masterfund market (from Plan for Life)

FirstChoice	Total funds in FirstChoice platform

Platform	Total funds in platform/masterfund market (from Plan for life)

New Zealand Retail	Total ASB + Sovereign + JMNZ Retail net Funds under Management

Total Market net Retail Funds under Management (from Fund Source Research Limited)

Insurance

Australia	Total risk inforce premium of all CBA Group Australian life insurance companies

(Total Risk)	Total risk inforce premium for all Australian life insurance companies (from Plan for Life)

Australia (Individual Risk)	(Individual lump sum + individual risk income) inforce premium of all CBA Group Australian life insurance companies

Individual risk inforce premium for all Australian life insurance companies (from Plan for Life)

New Zealand	Total Sovereign (inforce annual premium income + new business — exits — other)

Total inforce premium for New Zealand (from ISI statistics)

19. Auditor Independence
For information on the U.S. Securities and Exchange Commission’s (the “SEC”) request for information relating to the Bank’s relationship with Ernst & Young since 1 July 2000 and certain activities undertaken by Ernst & Young professionals that may have been impermissible under the SEC’s rules, refer to the discussion under “Corporate Governance” beginning on page 62 of our Annual Report on Form 20-F for the fiscal year ended 30 June 2006.

Commonwealth Bank of Australia Profit Announcement (U.S. version — with U.S. GAAP reconciliation) 97